Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2010

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Targets for 2011 and assumptions are described in Section 1.5 of Management’s discussion and analysis.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including the Company’s ability to offer an enhanced customer service experience; more active price and brand competition; the expectation that new wireless competitors will launch or expand services in 2011 using advanced wireless services (AWS) spectrum; industry growth rates including wireless penetration gain; actual network access line losses; subscriber additions experience for wireless, TELUS TV® and Optik High Speed™ Internet services; variability in wireless average revenue per subscriber unit per month (ARPU) as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels; TELUS TV subscriber volumes, costs of acquisition and retention; and risk from increasing vertical integration by competitors into broadcast content ownership); technological substitution (contributing to reduced utilization and increased commoditization of traditional wireline voice local and long distance services, and increasing numbers of households that have only wireless telephone services; and over-the-top IP services that may cannibalize TV and entertainment services); technology (including subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity in future; reliance on systems and information technology, broadband and wireless technology options and roll-out plans; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; expected technology and evolution paths; expected future benefits and performance of high-speed packet access plus (HSPA+) dual-cell technology and transition to long-term evolution (LTE) wireless technology; successful implementation of international roaming agreements; successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA+ and tablet devices), new services and supporting systems; and successful upgrades of TELUS TV technology); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, future interest rates and pension performance, funding and expenses); capital expenditure levels in 2011 and beyond (due to the Company’s wireline broadband initiatives, wireless deployment strategy for future technologies, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILECs’) obligation to serve; interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the cost of acquiring the spectrum); the possibility of Industry Canada changing annual spectrum fees in the future; and possible changes to foreign ownership restrictions); human resource developments (including collective bargaining and potential for work interruptions related to a national collective agreement that expired in November 2010, as well as employee retention and engagement matters); ability to successfully implement cost reduction initiatives and realize expected savings, net of restructuring costs (such as from business integrations, business process outsourcing, internal off-shoring and reorganizations, without losing customer focus or negatively impacting client care); process risks (including conversion of legacy systems and billing system integrations, and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); tax matters; health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); any future acquisitions or divestitures (including realizing expected strategic benefits); and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in Management’s discussion and analysis.

Management’s discussion and analysis (MD&A)

February 24, 2011

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the years ended December 31, 2010 and 2009, and should be read together with TELUS’ audited Consolidated financial statements dated December 31, 2010. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements.

TELUS’ Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 23 to the Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. All amounts are in Canadian dollars unless otherwise specified. TELUS’ Consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. (TCI). Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TCI includes substantially all of the Company’s wireline segment’s operations and all of the wireless segment’s operations.

Management’s discussion and analysis contents

Section		Page	Description
1.	Introduction	3	A summary of TELUS’ consolidated results for 2010, performance against 2010 targets, and presentation of targets for 2011
2.	Core business and strategy	11	A discussion of TELUS’ core business and strategy, including examples of TELUS’ activities in support of its six strategic imperatives
3.	Key performance drivers	13	A report on 2010 corporate priorities and an outline of 2011 priorities
4.	Capabilities	14	Factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5.	Discussion of operations	19	A detailed discussion of operating performance for 2010
6.	Changes in financial position	31	A discussion of changes in the Consolidated statements of financial position for the year ended December 31, 2010
7.	Liquidity and capital resources	32	A discussion of cash flow, liquidity, credit facilities and other disclosures
8.	Critical accounting estimates and accounting policy developments	40

Accounting estimates that are critical to determining financial results; and
A summary of differences arising because of the convergence of Canadian GAAP with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB), including unaudited pro forma quantified transition effects

9.	General outlook	55	Expectations for the telecommunications industry in 2011
10.	Risks and risk management	59	Risks and uncertainties facing TELUS and how the Company manages these risks
11.	Definitions and reconciliations	81	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.     Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. (See Disclosure controls and procedures in Section 4.4.) Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. The Canadian Institute of Chartered Accountants (CICA) Canadian Performance Reporting Board has issued guidelines that define standardized earnings before interest, taxes, depreciation and amortization (EBITDA) and standardized free cash flow. While EBITDA and free cash flow discussed in this document are management’s definitions, reconciliations to the standardized definitions are provided in Section 11.

1.2 Canadian economy and telecommunications industry

Economic environment

Canada’s economy grew by an estimated 2.9% in 2010 after contracting by 2.5% in 2009. The Bank of Canada reported in its January 2011 Monetary Report that it expects Canada’s real gross domestic product (GDP) growth will be 2.4% in 2011 and 2.8% in 2012. Statistics Canada’s December 2010 Labour Force Survey reported the unemployment rate at 7.6%, down from a revised 8.5% in December 2009.

Telecommunications industry

The Company estimates that Canadian telecommunications industry revenue growth was approximately 2% in 2010, as compared to approximately 1% in 2009. The engines of industry growth were wireless and wireline data services, which more than offset declining revenues from legacy wireline voice services and pricing pressures on wireless voice revenues.

Canadian wireless industry revenue and EBITDA growth for 2010 are estimated at approximately 5% and 3%, respectively, as compared to 3.2% and 3.1%, respectively, in 2009. Increased competitive intensity (including new or re-launched brands from incumbents and market entry or expansion by entrants), new smartphones and an improved economy attracted approximately 1.7 million new industry subscribers in 2010, or an approximate 4.4 percentage point increase in penetration to approximately 73% of the population. The wireless penetration rate in Canada is expected to further increase in 2011 by between 4.5 and five percentage points.

The Canadian wireline sector is expected to continue to face pressure on legacy voice services from strong competitive intensity and technological substitution to growing data and wireless services. Growth opportunities remain in wireline data, including Internet, and IP-based TV and entertainment services.

1.3 Consolidated highlights

	Years ended December 31
($ millions, unless noted otherwise)	2010	2009	Change
Consolidated statements of income
Operating revenues	9,779	9,606	1.8%
Operating income	1,908	1,769	7.9%
Income before income taxes	1,366	1,205	13.4%
Net income	1,038	1,002	3.6%

Earnings per share (EPS) (1) — basic ($)	3.23	3.14	2.9%
EPS (1) — diluted ($)	3.22	3.14	2.5%
Cash dividends declared per share (1) ($)	2.00	1.90	5.3%

Average shares (1) outstanding - basic (millions)	320	318	0.6%
Consolidated statements of cash flows
Cash provided by operating activities	2,546	2,904	(12.3)%

Cash used by investing activities	1,707	2,128	(19.8)%
• Capital expenditures	1,721	2,103	(18.2)%

Cash used by financing activities	863	739	16.8%
Other measures
Subscriber connections (2) (thousands)	12,253	11,875	3.2%
EBITDA (3)	3,643	3,491	4.4%
Free cash flow (3)	947	485	95.3%
Net debt to EBITDA — excluding restructuring costs (times) (4)	1.8	2.0	(0.2)

(1)             Includes Common Shares and Non-Voting Shares.

(2)             The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. NALs at December 31, 2009, reflect prior period restatements made in the first quarter of 2010.

(3)             EBITDA and free cash flow are non-GAAP measures. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) and Section 11.2 Free cash flow.

(4)             See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

Highlights from operations, including results for 2010, or measures as at December 31, 2010, compared to the same periods in 2009:

•      Consolidated Operating revenues increased by $173 million in 2010 when compared to 2009. In 2010, TELUS’ wireless revenues were greater than wireline revenues for the first time. In addition, TELUS’ wireline data revenue exceeded the total of its legacy wireline voice local and long distance revenues for the first time. Consolidated revenues in 2010 were the highest ever recorded by TELUS.

Blended wireless average revenue per subscriber unit per month (ARPU) for 2010 was $57.64, reflecting a more moderate annual decrease of 1.4% in 2010 as compared to the 6.8% decrease in 2009. Notably, wireless ARPU was $58.48 in the fourth quarter of 2010, reflecting the first year-over-year increase in quarterly ARPU since the second quarter of 2007.

•      Subscriber connections increased by 378,000 in 2010. This includes 6.9% growth in wireless subscribers, 85% growth in TELUS TV subscribers and a 1.2% increase in total Internet subscribers, partly offset by a 5.7% decrease in total network access lines.

Smartphones represented 46% of postpaid gross additions in the fourth quarter of 2010, compared to 25% in the fourth quarter of 2009, as the Company continued to experience strong smartphone growth driven by iPhone, BlackBerry and Android devices. At December 31, 2010, wireless subscribers with smartphones represented 33% of the postpaid subscriber base as compared to 20% one year earlier. Wireless monthly subscriber churn increased to 1.72% in the fourth quarter of 2010, as compared to 1.60% in the same period in 2009, as a result of increased competitive intensity from incumbents and new entrants. For the full year, monthly subscriber churn was 1.57% as compared to 1.58% in 2009.

Newly branded Optik TV service and Optik High Speed Internet service were launched in June 2010, which, combined with improved bundle offers, contributed to the record 144,000 TELUS TV subscriber additions in 2010. It also contributed to improved high-speed Internet subscriber additions and reduced losses in residential access lines in the second half of 2010.

•      Operating income increased by $139 million in 2010 when compared to 2009, mainly due to higher EBITDA, slightly offset by increased amortization expenses.

•      EBITDA increased by $152 million primarily from wireless growth and lower restructuring costs. Increased TELUS TV costs associated with the growing subscriber base were largely offset by realization of wireline operating efficiencies.

•      Income before income taxes increased by $161 million in 2010 when compared to 2009. The increase resulted from higher Operating income and lower net financing costs, including lower charges associated with the early partial redemption of long-term debt, partly offset by lower interest income from the settlement of prior years’ tax matters.

•      Net income increased by $36 million in 2010 when compared to 2009. Higher income before income taxes and lower blended statutory income tax rates were partly offset by other income tax items (see Section 5.3). Excluding favourable income tax-related adjustments and charges for the early partial redemption of U.S. dollar Notes and termination of related cross currency interest rate swaps, underlying Net income increased by $139 million, or 15%, in 2010 when compared to 2009, as shown.

Analysis of Net income	Years ended December 31
($ millions)	2010	2009	Change
Net income	1,038	1,002	36
Add back after-tax loss on redemption of debt	37	69	(32)
Deduct net favourable income tax-related adjustments, including related interest income (see Section 5.2)	(30)	(165)	135
Net income before above items (approximate)	1,045	906	139

•      Basic earnings per share (EPS) was $3.23 in 2010, or an increase of nine cents per share from 2009. When adjusted to exclude losses on redemption of debt of approximately 12 cents per share in 2010 and 22 cents per share in 2009, and favourable income tax-related adjustments in both years (see Section 5.2), underlying earnings per share increased by approximately 42 cents in 2010.

•      Quarterly cash dividends declared in 2010 were $0.475 in the first quarter, $0.50 in both the second and third quarters, and $0.525 in the fourth quarter for a total of $2.00 in 2010, or an increase of 5.3% from 2009. On February 8, 2011, the Board of Directors declared a quarterly dividend of $0.525 (52.5 cents per share) on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on April 1, 2011, to shareholders of record at the close of business on March 11, 2011.

•      Average shares outstanding — basic increased primarily from the issue of TELUS Non-Voting Shares under the dividend reinvestment and share purchase (DRISP) program, beginning with the January 4, 2010, dividend payment. The DRISP participation rate increased to approximately 32% in January 2011 as compared to approximately 14% in January 2010. Effective March 1, 2011, the Company will no longer issue shares from treasury at a 3% discount for reinvested dividends under the DRISP, and will switch to purchasing shares from the open market with no discount.

Liquidity and capital resources highlights, including results for 2010, or measures as at December 31, 2010, compared to the same periods in 2009:

•      TELUS had unutilized liquidity of more than $1.9 billion at December 31, 2010, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•      Net debt to EBITDA (excluding restructuring costs) at December 31, 2010, was 1.8 times, an improvement from 2.0 times at December 31, 2009, and within the Company’s long-term target policy range of 1.5 to 2.0 times. Contributing to the improvement was the $443 million or 6% decrease in net debt as detailed in Section 7.4.

•      Cash provided by operating activities decreased by $358 million in 2010 when compared to 2009. The decrease reflects a comparative reduction in securitized proceeds from accounts receivable, lower interest received and higher income taxes paid, partly offset by lower interest payments.

•      Cash used by investing activities decreased by $421 million in 2010 when compared to 2009. The decrease was primarily due to higher capital investment levels in 2009 to build out the Company’s wireless HSPA+ network and service capability for the November 2009 launch.

•      Cash used by financing activities increased by $124 million in 2010 when compared to 2009, mainly due to refinancing activities and debt reduction.

In 2010, the Company extended the average term to maturity on its long-term debt to 5.7 years from five years at December 31, 2009, through two key financing activities: (i) a $1 billion 10-year, 5.05% Note issue in July; and (ii) use of the Note proceeds in September to early redeem U.S.$607 million, or approximately 45%, of its then outstanding U.S. dollar 8% Notes due June 1, 2011, and terminate associated cross currency interest rate swaps. The U.S. dollar debt has an effective yield of approximately 8.5%. This partial redemption and a similar Note issue and early partial redemption in December 2009 have rebalanced the debt maturity profile out over several years and reduced the risk of having a concentrated amount of debt coming due in any one year.

•      Free cash flow increased by $462 million in 2010 when compared to 2009. The increase reflected lower interest payments due in part to lower early debt redemption payments, as well as improved EBITDA and lower capital expenditures, partly offset by higher income tax payments and lower interest income.

1.4 Performance scorecard

The Company announced its public targets for 2010 on December 15, 2009. Three of four original 2010 consolidated targets and three of four original 2010 segment targets were achieved or exceeded, as shown in the table below. Consolidated and wireline revenues were lower than expected, reflecting a shortfall from wireline sales growth and ongoing erosion in legacy voice services. Achievement of the consolidated EBITDA and earnings targets reflects strong wireless performance and the realization of benefits from strategic investments in broadband networks and operating efficiency initiatives.

TELUS provided revised public guidance on August 6, 2010, to reflect lower expected consolidated and wireline revenue. On November 5, the Company further revised public guidance for an expected increase in the lower end of the range for consolidated EBITDA and earnings per share, as well as higher endpoints for the wireless EBITDA range. The guidance revisions were achieved.

The following scorecard compares TELUS’ fiscal 2010 performance to its original targets and presents targets for 2011. As a result of the convergence of Canadian GAAP with IFRS-IASB (abbreviated as IFRS), and TELUS’ changeover to IFRS on January 1, 2011, targets for 2011 are according to IFRS. Unaudited pro forma IFRS 2010 comparative results are provided for reference. Further discussion of the expected effects of the changeover to IFRS is provided in Section 8.2 Accounting policy developments.

Targets for 2011 were announced on December 14, 2010. These targets and pro forma comparative results for 2010 are fully qualified by the Caution regarding forward-looking statements at the beginning of the MD&A, as well as the discussion in Section 8.2. Additional information on expectations and assumptions for 2011 are provided in Section 1.5 Financial and operating targets for 2011, Section 1.6 TELUS segment targets, and Section 9: General outlook.

	2010 performance			2011 targets (IFRS-IASB)
Scorecards	Actual results and growth	Original targets and estimated growth	Result: ✓✓ Exceeded target ✓ Met target X Missed target	2010 unaudited pro forma IFRS-based comparative results	2011 targets and estimated growth over 2010 IFRS
Consolidated
Revenues	$9.779 billion 2%	$9.8 to $10.1 billion 2 to 5%	X	$9.792 billion	$9.925 to $10.225 billion 1 to 4%
EBITDA (1)	$3.643 billion 4%	$3.5 to $3.7 billion flat to 6%	✓	$3.650 billion	$3.675 to $3.875 billion 1 to 6%
EPS — basic (2)	$3.23 3%	$2.90 to $3.30 (8) to 5%	✓	$3.27	$3.50 to $3.90 7 to 19%
Capital expenditures	$1.721 billion (18)%	Approx. $1.7 billion (19)%	✓	$1.721 billion	Approx. $1.7 billion
Wireless segment
Revenue (external)	$5.014 billion 6.5%	$4.95 to $5.1 billion 5 to 8%	✓	$5.014 billion	$5.2 to $5.35 billion 4 to 7%
EBITDA	$2.031 billion 5%	$1.925 to $2.025 billion flat to 5%	✓✓	$2.022 billion	$2.15 to $2.25 billion 6 to 11%
Wireline segment
Revenue (external)	$4.765 billion (3)%	$4.85 to $5.0 billion (1) to 2%	X	$4.778 billion	$4.725 to $4.875 billion (1) to 2%
EBITDA	$1.612 billion 3.5%	$1.575 to $1.675 billion 1 to 8%	✓	$1.628 billion	$1.525 to $1.625 billion (6) to 0%

(1)             A non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

(2)             Actual EPS for 2010 includes approximately nine cents for favourable income tax-related adjustments and a 12-cent charge for early partial redemption of long-term debt that were not contemplated in the original target for EPS.

The following key assumptions were made at the time the 2010 targets were announced in December 2009.

Assumptions for 2010 original targets	Result or expectation for 2010

Ongoing wireline and wireless competition in both business and consumer markets

Confirmed by frequent promotional offers by the primary cable-TV competitor in Western Canada (Shaw Communications), a new brand launch (Chatr) by an incumbent wireless competitor (Rogers Communications), and a brand re-launch (Solo) by an incumbent wireless competitor (Bell Canada).

Canadian wireless industry market penetration gain of approximately four percentage points for the year (approximately 3.6 percentage points in 2009)

The Company’s estimate is a gain of approximately 4.4 percentage points in industry market penetration for 2010, with an increasing proportion from postpaid subscribers associated with growing data usage and smartphone adoption.

Increased wireless subscriber loading in smartphones

Smartphones represented 46% of postpaid gross additions in the fourth quarter of 2010, compared to 25% in the fourth quarter of 2009. Smartphones represent 33% of the postpaid subscriber base at the end of 2010 compared to 20% at the end of 2009.

Reduced downward pressure on wireless ARPU

Confirmed by the 1.9% year-over-year increase in wireless ARPU in the fourth quarter of 2010 and 1.4% decrease for the full year of 2010, as compared to decreases of 7.7% and 6.8%, respectively, in the fourth quarter and full year of 2009.

Assumptions for 2010 original targets	Result or expectation for 2010

New competitive wireless entry in early 2010 following one competitive launch in December 2009

After its initial launch in Calgary and Toronto in December 2009, Globalive (Wind brand) launched in Edmonton and Ottawa in the first quarter of 2010, and Vancouver in the second quarter, and announced that it expects to launch in Victoria in 2011.

Other new entrants began launching services in the second quarter of 2010. Mobilicity launched services in the Toronto area in the second quarter, in Edmonton, Vancouver and Ottawa in the fourth quarter, and in Calgary in early 2011. Public Mobile turned up services in the Toronto and Montreal areas. Quebecor (Videotron brand) launched its services in September 2010, initially in Montreal and Quebec City. Videotron previously offered wireless services in Quebec as a mobile virtual network operator. Shaw Communications stated it expects to begin launching wireless services in early 2012.

In addition, during the third quarter of 2010, one incumbent national competitor launched a new brand and the other incumbent national competitor re-launched one of its brands.

In wireline, stable residential network access line losses and continued competitive pressure in small and medium business market from cable-TV and voice over IP (VoIP) companies

Residential access line losses moderated in the second half of 2010 when compared to the same period in 2009, due to improved bundle and retention offers. Residential access lines decreased by 8.0% in 2010, resulting from promotional activity by the primary Western cable-TV competitor Shaw for voice and Internet services, particularly in the first half of 2010. Business line losses were 2.9% in 2010 due to increased competition in the small and medium business market and conversion of voice lines to more efficient IP services. See Section 5.4.

Continued wireline broadband expansion	See Section 2: Core business and strategy.

Significant increase in cost of acquisition and retention expenses for smartphones and TELUS TV loading

Wireless cost of acquisition (COA) per gross subscriber addition was $350 in 2010, an increase of 3.9% from 2009. Retention spending as a percentage of growing network revenue was 11.6% in 2010, up from 10.9% in 2009.

TELUS TV loading was 144,000 in 2010, an increase of 57% from 2009. TELUS TV programming and other costs have increased, as well, due to the 85% increase in total TV subscribers compared to 2009.

EBITDA savings of approximately $135 million from efficiency initiatives	Savings of approximately $134 million were realized in 2010.

Approximately $75 million of restructuring expenses ($190 million in 2009)	Restructuring charges were $74 million.

A blended statutory tax rate of approximately 28.5 to 29.5% (30.3% in 2009). The expected decrease is based on enacted changes in federal and provincial income tax rates	The blended statutory income tax rate was 29% and the effective income tax rate was 24%.

Cash income taxes peaking at approximately $385 to $425 million (net $266 million in 2009) due to the timing of instalment payments

Cash income tax payments net of refunds received were $311 million in 2010, comprised of instalments for 2010 and final payments for the 2009 tax year made in the first quarter, net of $41 million of refunds for the settlement of prior years’ matters. The expectation for the full year was revised to a range of $300 to $350 million on November 5, 2010, and was previously revised to a range of $330 to $370 million on August 6, 2010.

A pension accounting discount rate was estimated at 5.75% and subsequently set at 5.85% (140 basis points lower than 2009). The expected long-term return of 7.25% is unchanged from 2009 and consistent with the Company’s long-run returns and its future expectations.

•        Defined benefit pension plans net expenses were estimated to be $28 million in 2010 (compared to $18 million in 2009), based on projected pension fund returns

•        Defined benefit pension plans contributions were estimated to be approximately $143 million in 2010, down from $179 million in 2009, largely due to the stock market recovery in 2009 and proposed federal pension reforms.

Defined benefit pension plan expenses were $28 million in 2010 and are set at the beginning of the year. The Company’s contributions to defined benefit pension plans in 2010 were $137 million. A $200 million voluntary contribution was announced in mid-December 2010 and made in January 2011. See Assumptions for 2011 targets in Section 1.5.

1.5 Financial and operating targets for 2011

As a result of the convergence of Canadian GAAP with IFRS and TELUS’ changeover to IFRS on January 1, 2011, targets for 2011 are according to IFRS. Further discussion of the expected effects of the changeover to IFRS is provided in Section 8.2 Accounting policy developments.

The following assumptions apply to TELUS’ 2011 targets presented in Scorecards in the previous section. The 2011 targets and assumptions were originally announced on December 14, 2010, in the Company’s annual financial targets news release and accompanying investor conference call.

For 2011, TELUS is targeting a consolidated revenue increase over 2010 of 1 to 4% and an EBITDA increase of 1 to 6%. Revenue and EBITDA are expected to benefit from TELUS’ continued execution in its data and wireless operations. The growth rate in EBITDA is potentially higher than the growth rate in revenues due to efficiency activities and lower expected restructuring costs. Earnings per share (EPS) are targeted to grow in a range of 7 to 19%, due to operating earnings growth and lower financing costs.

TELUS wireless revenue growth is forecast to increase 4 to 7% in 2011 as a result of continued subscriber growth. Growth in loading is expected to benefit from a wireless industry penetration gain of approximately 4.5 to five percentage points. TELUS expects to continue to benefit from its HSPA+ network investments resulting in increased data and roaming revenues helping to offset continued declines in voice ARPU. Wireless EBITDA is expected to be 6 to 11% higher in 2011, despite the impact on margins of increased investments in customer acquisition and retention.

Wireline revenue is expected to vary between negative 1% to positive 2% in 2011, reflecting data growth in business services and residential entertainment services, offset by continued decreases in traditional local and long distance service revenues. Wireline EBITDA is expected to decline between zero and 6% as a result of revenue declines in higher margin legacy services and continued short-term dilutive costs associated with Optik TV subscriber growth. This is being partially offset by growth from lower margin data services, incremental savings from efficiency activities and a reduction in restructuring costs.

Capital expenditures in 2011 are expected to be similar year-over-year at approximately $1.7 billion. TELUS expects to continue its broadband infrastructure expansion and upgrades supporting Optik TV and Internet services in the top 48 communities in Alberta and B.C., which includes completing the overlay of VDSL2 technology. In addition, TELUS expects to continue to enhance wireless network capacity and deploy HSPA+ dual-cell technology to increase the manufacturer-rated data download speed to up to 42 megabits per second (Mbps).

TELUS will continue to focus on cost reduction in 2011, with a planned investment of approximately $50 million in restructuring costs ($74 million in 2010). TELUS expects to generate approximately $50 million in incremental operating efficiency savings in 2011 related to restructuring investments, capital efficiency initiatives and operating efficiency initiatives made in 2011 or prior periods (approximately $134 million in 2010).

TELUS made a $200 million voluntary special contribution to its defined benefit pension plans in January 2011, which is expected to be accretive to 2011 EBITDA and EPS. Pension contributions are tax deductible and are expected to reduce cash taxes in 2010 and 2011 by a total of approximately $57 million.

Assumptions for 2011 targets

Ongoing intense wireline and wireless competition in both business and consumer markets

Continued downward re-pricing of legacy services

Wireless industry penetration of the Canadian population to increase between 4.5 and five percentage points, with wireless industry subscriber growth to accelerate due to a combination of increased competition, accelerated adoption of smartphones and use of data applications, and the emergence of new types of wireless devices such as tablets

TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

Wireless acquisition and retention expenses to increase due to increased loading of smartphones, including upgrades, and to support a larger subscriber base

Continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber revenue growth that offsets the continued erosion in network access line-related revenues

A preliminary pension accounting discount rate was estimated at 5.35% and subsequently set at 5.25% (60 basis points lower than 2010) and the preliminary expected long-term return was estimated at 7.25% and subsequently set at 7% (25 basis points lower than 2010)

•             Defined benefit pension plans net recovery was set at $34 million

A voluntary one-time pension contribution of $200 million made in January 2011

•             Defined benefit pension plans contributions including the voluntary contribution are estimated to be $298 million in 2011, up from $137 million in 2010

Efficiency initiatives are expected to result in approximately $50 million in restructuring costs in 2011 ($74 million in 2010). Incremental EBITDA savings for 2011 were initially estimated at approximately $75 million and are currently estimated at approximately $50 million (savings of $134 million in 2010)

A reduction in financing costs of approximately $135 million due to lower debt levels and interest rates

Statutory income tax rate of approximately 26.5 to 27.5% (29% in 2010)

Cash income taxes of approximately $130 to $180 million ($311 million in 2010)

Consolidated 2011 targets

See Caution regarding forward-looking statements at the beginning of the MD&A.

1.6 TELUS segment targets

The Company’s operating and reportable segments are wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information in Note 6 of the Consolidated financial statements is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker). See Section 4.1 Principal markets addressed and competition for additional information on each segment.

Wireless and wireline segments — 2011 targets

See Caution regarding forward-looking statements at the beginning of the MD&A.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

2.1 Core business

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications provider in Western Canada and also provides data, IP, voice and wireless services to Central and Eastern Canada. TELUS earns the majority of its revenue from access to, and the use of, the Company’s telecommunications infrastructure, or from providing products and services that facilitate access to and usage of this infrastructure.

At December 31, 2010, the Company’s principal subsidiary was wholly owned TELUS Communications Inc. (TCI).

2.2 Strategic imperatives

TELUS’ strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS’ strategy for growth is to focus on its core telecommunications business in Canada supported by international contact centre and outsourcing capabilities.

In 2000, the Company developed six strategic imperatives that management believes remain relevant. A consistent focus on the imperatives guides the Company’s actions and contributes to the achievement of its financial goals. Despite the changing regulatory and competitive environments, management believes the focus on the imperatives continues to position the Company for future growth.

Building national capabilities across data, IP, voice and wireless

TELUS began deployment of wireless HSPA+ dual-cell technology in 2010, which is expected to double manufacturer-rated maximum download speeds to up to 42 Mbps when network deployment is complete and launched in Canadian cities and towns. Dual-cell capable devices are expected to be commercially available starting in March 2011. TELUS’ HSPA+ network and the implementation of dual-cell technology are expected to provide an optimal future transition to long-term evolution (LTE) technology.

The Company substantially completed its wireline ADSL2+ network in 2010 in the top 48 communities in Alberta and B.C., offering download speeds of up to 15 Mbps or more in some areas. The Company has also been deploying VDSL2 technology since 2009 to bring network download speeds of up to 30 Mbps to these communities. The VDSL2 upgrade is expected to be largely complete by the end of 2011 in these markets. At December 31, 2010, TELUS’ broadband high-definition (HD) coverage reached approximately two million or 87% of the homes in the top 48 communities in Alberta and B.C.

TELUS is also continuing to deploy fibre to the home in new residential areas, and fibre to the building in new multi-dwelling units. These investments in core infrastructure serve to strengthen the Company’s competitive position versus other wireless competitors and cable-TV companies. (See Providing integrated solutions below.)

Focusing relentlessly on the growth markets of data, IP and wireless

TELUS’ wireless revenues exceeded its wireline revenues for the first time in 2010. In addition, TELUS’ wireline data revenue exceeded its legacy wireline voice revenues for the first time in 2010, reflecting the growth in data services that has helped mitigate erosion in local and long distance service revenues.

Combined external wireless revenues and wireline data revenues were $7.28 billion (74% of consolidated revenue) in 2010, as compared to $6.85 billion (71% of consolidated revenues) in 2009, an increase of $429 million or 6.3%. Growth in aggregate wireless revenues and wireline data revenue more than offset the $256 million, or 9.3%, decline in aggregate wireline voice and other revenues in 2010.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

In May 2010, TELUS announced that TELUS Health Space ®, powered by Microsoft HealthVault, was available for licensing by healthcare organizations. The platform is a high-security data storage and sharing service that enables Canadians to keep all their personal health information in an online database for access over any Internet connection. TELUS Health Space is the first consumer health platform in Canada to gain Canada Health Infoway pre-implementation certification for providing a secure, interoperable application environment and personal health information platform. The Company also announced that 12 leading national healthcare organizations are collaborating with TELUS to embed applications, medical devices and educational materials into TELUS Health Space.

In September, TELUS offered its customers roaming and enhanced services in Saskatchewan on SaskTel’s new HSPA+ wireless network through an enhanced network sharing agreement. This development offers customers, such as those in the natural resources and oil sectors, improved wireless speeds and wide geographic coverage of 95 per cent of Saskatchewan’s population, and improves TELUS’ own business economics.

Providing integrated solutions that differentiate TELUS from its competitors

TELUS’ ongoing investment in the expansion of its fibre-optic network has provided the capacity to introduce new home entertainment services in B.C. and Alberta. In June 2010, TELUS launched Optik™, a newly branded suite of advanced TV and high-speed Internet services. Optik brings together TELUS’ most advanced home services — Optik TV based on Microsoft Mediaroom and Optik High Speed with Internet access speeds of up to 25 Mbps or more that can be accessed anywhere in the home with Wi-Fi. TELUS Optik TV provides the capability for customers to record up to three programs simultaneously from any room on a single personal video recorder (PVR) and play them back on any of up to six TVs with a digital set-top box. Optik TV also offers video on demand with DVD-style controls, an on-screen guide with picture-in-picture browsing, instant channel changing and call display on the TV. In August, the Company introduced Remote Recording, an integrated solution that allows customers to manage PVR recordings using a web-enabled device such as an iPad or certain smartphones, including the iPhone or BlackBerry. TELUS also introduced the capability for the Xbox 360 to be used as a set-top box, directly accessing Optik TV service, integrating gaming and entertainment. Optik was a positive factor in lowering residential subscriber losses and increasing high-speed Internet net additions in the second half of 2010.

Building on the success of Clear & Simple® rate plans that launched in November 2009, which removed system access and carrier 911 fees, TELUS introduced a variety of initiatives in 2010 aimed at bringing greater transparency and simplicity to customers. In June, TELUS introduced data notifications to warn customers when they are about to exceed their allotted data rate bucket. This helps customers avoid data overage charges and better manage their data usage.

In November, TELUS launched the new Clear and Simple Device Upgrade program in response to customer demand for more frequent device upgrades to keep pace with technological change. Customers who are in the middle of a contract may upgrade to a new device by paying an early device upgrade fee, which is equivalent to the unrecovered portion of the original handset discount they received when they signed up for service. This in turn closes out their prior contract commitment and allows them to sign up for a new handset at a discounted acquisition price. TELUS also introduced a more transparent cancellation policy for those who have activated or renewed their contract starting on November 21, 2010. If such customers choose to cancel before their term has expired, they will pay the unrecovered handset discount plus a small fee. These two changes create more transparency about the value and fairness of TELUS’ contracts and fees.

Investing in internal capabilities to build a high-performance culture and efficient operations

TELUS realized approximately $134 million in cumulative operational efficiency savings in 2010, as compared to its year-ago expectation of approximately $135 million. The number of full-time equivalent (FTE) employees decreased by approximately 1,400 in 2010, with approximately 1,100 fewer domestic FTEs as a result of restructuring initiatives, attrition and hiring freezes (see Key assumptions in Section 1.4 Performance scorecard) and approximately 300 fewer FTEs in international operations due to lower business volumes.

In May 2010, the Company created TELUS Customer Solutions by uniting the customer-facing business units, business solutions and consumer solutions, under the leadership of Joe Natale, who was appointed Executive Vice-President and Chief Commercial Officer. The expected benefits of this reorganization include: (i) increased capability to approach customers as one team with fully co-ordinated sales, marketing and customer care priorities; (ii) enhanced ability to share best practices, learning, programs, competitive strategies and go-to-market activities to deliver positive customer experiences; (iii) contributing to operational efficiencies and cost synergies contemplated in the Company’s 2010 restructuring target; and (iv) streamlining interfaces between TELUS Customer Solutions and business enabling units to facilitate improved prioritization of financial and human resources.

Ongoing efficiency initiatives include:

•                  Simplifying or automating processes

•                  Simplifying organizational structures through consolidation of functions and reducing organizational layers, which includes workforce reductions

•                  Consolidating administrative real estate to create a smaller environmental footprint through mobile working, reducing inter-city travel, decreasing number of daily commutes, and reducing use of real estate space, which includes vacating certain locations

•                 Decommissioning uneconomic products and services

•                  Leveraging both business process outsourcing, and off-shoring to TELUS’ own international call centres.

Going to the market as one team under a common brand, executing a single strategy

The creation of TELUS Customer Solutions, described above, is contributing to advancing this imperative. The Company is also intensifying its focus on the client experience with a Customers First initiative started in the summer of 2010 based on the many opportunities identified to senior leaders by front-line team members. Additional activities are planned for 2011. It is the shared responsibility of all team members to effect change and continually improve customer service levels.

3.     Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges. One challenge is the entry of new regional wireless companies that are launching or expanding operations. TELUS has been enhancing its competitive position since 2008 by way of the new HSPA wireless network, new devices, simplified rate plans, expanded wireless distribution, and the Koodo® brand and service.

Corporate priorities

2009	2010 (see Progress, following)	2011

Execute on TELUS’ broadband strategy, leveraging investments in leading wireline and wireless networks to deliver winning solutions for customers

Increase the efficiency of operations to improve TELUS’ cost structure and economic performance

Outpace the competition and earn the patronage of clients through an engaged TELUS team.

Capitalize on the full potential of TELUS’ leading wireless and wireline broadband networks

Enhance TELUS’ position in the small and medium business market

Ensure TELUS delivers its future friendly® brand promise to clients

Continue to improve TELUS’ operational efficiency to effectively compete in the market and fund future growth

Increase TELUS team engagement and live the culture of personal responsibility and customer service.

Deliver on TELUS’ future friendly brand promise to clients

Optimize TELUS’ leading wireless and wireline broadband networks

Drive market leadership position in small and medium business and healthcare markets

Continue to improve TELUS’ operational efficiency to effectively compete and fund future growth

Raise TELUS team engagement to the next level and continue to drive the philosophy of “our business, our customers, our community, our team, my responsibility.”

Corporate priorities for 2010 — Progress

Capitalize on the full potential of TELUS’ leading wireless and wireline broadband networks

•      Wireless smartphones increased to 33% of TELUS’ postpaid subscriber base at the end of 2010, facilitating growth in wireless data revenues

•      Wireless data ARPU increased 21% to $14.39 in 2010, largely offsetting the ongoing decline in voice ARPU

•      Wireless subscribers increased 6.9%, in the face of increasing competitive intensity

•      TELUS TV subscribers increased 85% to 314,000 at year-end 2010, contributing to the growth in wireline data revenues

•      Internet subscribers increased 1.2% to 1.23 million at the end of 2010.

Enhance TELUS’ position in the small and medium business market

•      TELUS increased sales of its integrated small business bundle, TELUS Business One®, which includes connectivity (voice, Internet and email services), security, hosting, audio and video conferencing, and other IP-based tools

•      In support of Push To Talk™ services on the Mike® network, TELUS introduced the Android-based Motorola i1 touchscreen phone. In addition to providing premium smartphone features, the i1 is built to military specifications certified for extreme conditions.

Ensure TELUS delivers its future friendly brand promise to clients

In 2010, TELUS intensified its focus on delivering an improved customer experience. In June, the Customers First initiative was introduced. It is an innovative program that brought all senior managers to the front line to listen to customers and learn from team members. Initiatives identified, such as an improved interactive voice system and more flexible installation times, are leading to measurable improvements for TELUS’ customers.

As described in Section 2.2 - Providing integrated solutions

•      Launched the Clear and Simple Device Upgrade program for wireless customers, making it easier to upgrade to the latest wireless smartphones

•      Introduced data notifications advising wireless customers of potential data overage charges, allowing them to better manage their data usage and cost

•      Introduced a more transparent cancellation policy for wireless customers who activate or renew their contract after November 21, 2010

•      Enhanced the TELUS TV experience with the introduction of Optik TV, improved installation capability, improved availability of high-definition TV channels and PVRs, increasing geographic coverage, marketing of bundled offers, and expanding channel selection. The Company upgraded a significant portion of its existing IP TV subscriber base on older platforms to Microsoft Mediaroom in 2010.

Continue to improve TELUS’ operational efficiency to effectively compete in the market and fund future growth

As described in Section 2.2 - Investing in internal capabilities

•      Realized operating savings of $134 million in 2010

•      Restructuring initiatives are expected to contribute to realization of incremental efficiencies of approximately $50 million in 2011.

Corporate priorities for 2010 — Progress

Increase TELUS team engagement and live the culture of personal responsibility and customer service.

•      The measure of team member engagement increased by three percentage points in 2010

•      The TELUS Work Styles Program seeks to transition the Company’s domestic workforce to as high as 40% mobile workers (in the office three days each week, sharing workstations) by 2015. Of the remaining team members, 30% could work at home and 30% could work in TELUS buildings. The program plans to lower the use of real estate and reduce the Company’s environmental footprint.

4.     Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

Wireless: National services for consumers and businesses

TELUS capability	Competition

Licensed national wireless spectrum.

Total coverage of 33.8 million, or 99%, of Canada’s population.

HSPA+ wireless network coverage of 33.1 million or 97% of the population, facilitated by network sharing agreements with Bell Canada and SaskTel.

Digital HSPA+ network:

•    Launched in November 2009

•    Manufacturer-rated data download speeds of up to 21 megabits per second

•    Dual-cell capability being added with manufacturer-rated download speeds of up to 42 megabits per second

•    International roaming to more than 200 countries

•    Improved capability for international in-roaming revenue, previously limited to in-roaming from CDMA and Mike service users, primarily from the U.S.

•    Expected to enable an optimal future transition to LTE technology and services.

Mature networks:

•    Digital PCS (CDMA) network, including a 3G high-speed evolution data optimized (EVDO) Revision A overlay

•    TELUS’ iDEN network-based Mike service, a Push to Talk service focused on the commercial marketplace.

Interconnection with TELUS’ wireline networks.

Services offered:

•    Digital voice — postpaid, Pay & Talk® prepaid and Mike all-in-one services, including TELUS Push To Talk®

•    Data — Web browsing, social networking, text, picture, video and instant messaging, images, ringtones, TELUS mobile TV®, video on demand, TELUS mobile radio®, downloadable music, and the latest wireless mobile applications

•    Internet — wireless broadband; leading smartphones, mobile Internet keys and tablets; and TELUS Smart Hub mobile Wi-Fi.

Established wireless service competition includes services offered by:

•    Facilities-based national competitors Rogers Wireless and Bell Mobility, and provincial telecommunications companies SaskTel and MTS Mobility

•    Resellers of competitors’ wireless networks, such as 7-Eleven and certain cable-TV companies.

Emerging wireless service competition:

•    Four new entrants offered services in 2010 (see discussion of assumptions in Section 1.4)

•    Other new entrants that acquired advanced wireless services (AWS) spectrum in 2008 may enter the market in 2011 and 2012

•    Potential for alliances and integrations among regional competitors.

Wireline: ILEC residential services in British Columbia, Alberta and Eastern Quebec; and national business services

TELUS capability	Competition

An IP-based national network overlaying an extensive switched network in incumbent territories in B.C., Alberta and Eastern Quebec.

Global interconnection arrangements.

Access to almost every urban and rural home and business in incumbent territories in B.C., Alberta and Eastern Quebec. TELUS wireline residential access line services are provided to an estimated 54% of households in B.C. and Alberta.

Broadband ADSL2+ or VDSL2 coverage reached 2.1 million households in B.C., Alberta and Eastern Quebec at December 31, 2010.

Access to businesses in non-ILEC areas through TELUS’ networks, competitive local exchange carrier status and leased facilities where required.

Broadcasting distribution licences to offer digital television services in incumbent territories and licences to offer commercial video-on-demand services.

Services offered:

•    Voice — reliable phone service with long distance and call management services

•    Internet — secure Optik High Speed Internet service with comprehensive suite of security solutions

•    TELUS TV — HD entertainment service with PVR, Video on Demand and Pay Per View services through Optik TV and TELUS Satellite TV; Optik TV also offers PVR Anywhere, Remote Recording and use of Xbox 360 as a set-top box

•    IP networks and applications — IP networks that offer converged voice, video, data or Internet services on a secure, high-performing network

•    Conferencing and collaboration — full range of equipment and application solutions to support meetings using phone, video and the web

•    Contact centre outsourcing solutions in English, Spanish and French languages — managed solutions providing secure, stable, low-cost and scalable infrastructure, through locations in North America, Central America and Asia

•    Hosting and managed IT — ongoing assured availability of telecommunications, networks, servers, databases, files and applications with critical applications stored in TELUS’ intelligent Internet data centres

•    Healthcare — TELUS Health Solutions provides claims management solutions, hospital-to-home technology, patient records at the point of care, and access to essential drug and medical information through information communication technology

•    Mortgage processing services.

Substitution of wireless services, including TELUS’ own wireless offerings, for local and long distance services. Households with wireless telephone services only (among all providers, including TELUS) are estimated to be 18% in B.C. and Alberta.

Cable-TV providers that have access to urban and suburban homes to provide Internet, entertainment and VoIP-based telephony services, including:

•    Shaw Communications Inc. in B.C. and Alberta

•    Cogeco Cable in Eastern Quebec.

Rogers Communications, Bell Canada and Shaw Communications, providing combinations of local, long distance, Internet, entertainment and wireless services in various regions.

Various others (e.g. Vonage) that offer resale or VoIP-based local, long distance and Internet services.

Satellite-based entertainment and Internet services (Bell Canada and Shaw Communications).

Over-the-top competitors such as Netflix, providing entertainment services.

Competition for voice and data communications for businesses includes:

•    Bell Canada, MTS Allstream and cable-TV companies competing with their own national infrastructures

•    Substitution to wireless services including those offered by TELUS.

Competitors for call centre services include Convergys, Sykes and Verizon LiveSource.

Competitors for customized managed outsourcing solutions include system integrators CGI, EDS and IBM.

4.2 Operational resources

Operational resources	Operational risks and risk management

People

At the end of 2010, the Company employed approximately 34,800 TELUS team members (33,900 FTE) across a wide range of operational functions domestically and certain functions internationally.

Offshore operations support business process outsourcing services for external customers. The Company also uses offshore services for certain internal operations to improve efficiency and to allow onshore operations to focus on value-added services.

Employee compensation programs support a high-performance culture and contain market-driven and performance-based components.

The Company expects that it has adequate employee resources to cover ongoing retirements, and ready access to labour in Canada and, for call centres and specific support functions, various locations internationally. TELUS uses a small number of external contractors or consultants.

The Company has extensive training programs in place.

Employee compensation, retention and labour relations risks discussion - See Section 10.4 Human resources. See also Section 10.5 Process risks — foreign operations.

•    Approximately 12,400 team members are covered by a collective agreement. The collective agreement with the Telecommunications Workers Union, representing approximately 11,000 members, expired on November 19, 2010

•    TELUS International employs approximately 8,400 team members

•    Retention and hiring issues are expected to remain due to an increase in the number of competitors

•    TELUS will continue to focus on other non-monetary factors that have a clear alignment with engagement including: performance management, career opportunities, training and development, and recognition

•    Starting in 2010, the Company altered weightings of its performance-based measures to place greater emphasis on corporate-wide and individual performance.

General safety risks — See Section 10.8 Health, safety and environment.

Brand and distribution

The Company has a well established and recognizable national brand that is supported by extensive advertising across all media.

TELUS successfully launched Optik TV and Optik High Speed Internet brands in mid-2010.

Niche market brand CAYA™ (come as you are) and stores introduced in late 2010 for lesbian, gay, bisexual and transgender customers among others.

Koodo Mobile® basic wireless brand and postpaid service introduced in March 2008.

TELUS launched HSPA+ wireless services on November 5, 2009, with a wide variety of new smartphones, including the iPhone, BlackBerrys and many others.

Services are summarized in Section 4.1 above.

Sales distribution:

•    Wireless services supported through a broad network of TELUS-owned and branded stores (including Black’s Photo stores), an extensive distribution network of exclusive dealers and large third-party electronics retailers (e.g. Future Shop / Best Buy, London Drugs) and online self-serve applications

•    Business services across wireless and wireline supported through both TELUS sales representatives and independent dealers

•    Wireline residential services supported through mass-marketing campaigns, client care telephone agents and online self-serve applications.

Competition — See Section 4.1 above and Section 10.1.

Industry and economy — See Section 9: General outlook and Section 10.11 Economic growth and fluctuations.

Regulation — See Section 10.3. Regulatory context:

•      None of the Wireless segment revenues are currently subject to CRTC price regulation

•      Less than one-quarter of the Company’s revenues are from Wireline segment regulated services and subject to CRTC price regulation

•      Deregulation of wireline local phone services for residential markets covering approximately three-quarters of its residential land business lines in incumbent areas of B.C., Alberta and Eastern Quebec

•      Non-incumbent local exchange carrier (non-ILEC) services, long distance, Internet, international telecommunications, inter-exchange private line and certain data services, as well as the sale of customer premises equipment, continue to be forborne from regulation

•      Vertical integration of competitors

•      Foreign ownership restrictions generally apply to wireless telecommunications companies, as well as to facilities-based wireline telecommunications companies and to broadcasting distribution undertakings

•      The design of future wireless spectrum auctions, such as for the 700 MHz and 2.5/2.6 GHz ranges, may be unfavourable to incumbents, making the cost of acquiring or availability of future spectrum uncertain.

Operational resources	Operational risks and risk management

Technology, systems and properties

TELUS is a highly complex technology-dependent company with a multitude of interconnected wireline and wireless telecommunications networks, IT systems and processes.

Network facilities are constructed under or along streets and highways, pursuant to rights-of-way granted by the owners of land such as municipalities and the Crown, or on freehold land owned by TELUS.

Intangible assets include wireless spectrum licensed from Industry Canada, essential to providing wireless services.

Real properties (owned or leased) include: administrative office space, work centres and space for telecommunications equipment. A small number of buildings are constructed on leasehold land and the majority of radio towers are situated on lands held under leases or licences for varying terms.

TELUS International provides contact centre and business process and IT outsourcing by utilizing sophisticated on-site facilities including call centre solutions, and by utilizing international data networks and reliable data centres with rigorous privacy and security standards. Global rerouting and diversity is provided through facilities in North America, Latin America and Asia-Pacific.

Technology risks — See Section 10.2.

Process risks — See Section 10.5.

Health, safety and environment — See Section 10.8

•   Increasing adoption of wireless services and expanding wireless competition have resulted in more public scrutiny of, and opposition to, new radio towers. Public concerns include perceived health risks

•   Increasing stakeholder interest in environmental issues.

Risks associated with legal and regulatory compliance, defects in software and failures in data and transaction processing, and intellectual property and proprietary rights — See Section 10.9 Litigation and legal matters.

Human-caused and natural threats to TELUS infrastructure and operations — See Section 10.10.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, issue new shares from treasury, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade accounts receivable to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including net debt to EBITDA — excluding restructuring costs and dividend payout ratios. On May 4, 2010, the Board of Directors approved a revised dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis. See Section 7.4 Liquidity and capital resource measures.

Financing and capital structure management plans

Progress against the 2010 plan is described below, followed by plans for 2011.

Reporting back on TELUS’ 2010 financing and capital structure management plan

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

The quarterly dividend paid on January 4, 2011, was 52.5 cents per share, a 10.5% increase from the 47.5 cents per share dividend paid on January 4, 2010. The Company announced two 2.5-cent increases during 2010.

Use proceeds from securitized receivables, bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

Stronger free cash flow, as well as reduced cash outflow for dividends reinvested in TELUS Non-Voting Shares issued from treasury, facilitated a $443 million reduction in net debt during 2010.

Maintain compliance with financial objectives, policies and guidelines

Generally maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized liquidity of more than $1.9 billion at December 31, 2010, including more than $1.8 billion of unutilized credit facilities and $100 million availability under the accounts receivable securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.8 times at December 31, 2010.

Dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis — See Section 7.4.

Reporting back on TELUS’ 2010 financing and capital structure management plan

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8% U.S. dollar Notes due June 2011, the only foreign currency-denominated debt issue. The Company unwound the portion of its cross currency interest rate swaps associated with the early partial redemption of 45% of these Notes outstanding at September 2, 2010 (see Section 7.3 Cash used by financing activities).

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent, in the future

At February 24, 2011, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range with a stable trend or outlook.

TELUS’ 2011 financing and capital structure management plan

At December 31, 2010, TELUS had access to undrawn credit facilities of more than $1.8 billion and availability of $100 million under its accounts receivable securitization program. At December 31, 2010, the Company had access to a shelf prospectus pursuant to which it can issue up to $2 billion of debt and equity. TELUS believes that its investment grade credit ratings provide reasonable access to capital markets to facilitate future debt issuance.

The Company’s long-term debt principal maturities are illustrated in the adjacent chart, including maturity of its 8% U.S. dollar Notes in June 2011. TELUS expects to maintain its current position of fully hedging its foreign exchange exposure for indebtedness on the U.S. dollar Notes. TELUS may issue additional long-term debt to refinance the U.S. dollar 8% Notes, although the Company has sufficient unutilized credit facilities to refinance this debt without accessing the long-term debt markets.

At the end of 2010, 93% of TELUS’ total debt was on a fixed-rate basis and the weighted average term to maturity was approximately 5.7 years, up from 5.0 years at the end of 2009.

TELUS expects to generate free cash flow in 2011, which would be available to, among other things, pay dividends to holders of Common Shares and Non-Voting Shares. Effective March 1, 2011, TELUS will change its current practice of issuing shares from treasury at a 3% discount for reinvested dividends under the dividend reinvestment and share purchase (DRISP) program and switch back to purchasing shares from the open market with no discount. Non-Voting Shares acquired with optional cash payments at 100% of the average price under the DRISP program will also change from treasury issuance to market purchase, which will come into effect on March 1, 2011. The change will result in increased cash outlays in respect of dividend payments.

While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth. As described in Section 1.5, payment of net cash income taxes and funding of defined benefit pension plans will reduce the after-tax cash flow otherwise available to return capital to the Company’s shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, or its intention to pay dividends according to the target payout guideline. For the related risk discussion, see Section 10.6 Financing and debt requirements.

4.4 Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the MD&A and the Consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Consolidated financial statements contained in this report were being prepared.

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010, in accordance with Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have determined that the Company’s internal control over financial reporting is effective as at December 31, 2010, and expect to certify TELUS’ annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act, and with Canadian securities regulatory authorities.

Deloitte & Touche LLP, the Company’s auditor, has audited internal controls over financial reporting of TELUS Corporation as at December 31, 2010.

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.     Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 Selected annual information

The selected three-year consolidated financial information presented as currently reported according to Canadian GAAP has been derived from, and should be read in conjunction with, the Consolidated financial statements of TELUS for the year ended December 31, 2010, and its annual Consolidated financial statements for previous years. For information on the Company’s changeover to IFRS on January 1, 2011, and the transition effects on 2010, see Section 8.2.

Selected annual information

Years ended December 31 ($ in millions, except per share amounts)	2010	2009	2008
Operating revenues	9,779	9,606	9,653
Net income	1,038	1,002	1,131
Income per Common Share and Non-Voting Share
– basic	3.23	3.14	3.52
– diluted	3.22	3.14	3.51
Cash dividends declared per Common Share and Non-Voting Share	2.00	1.90	1.825

As at December 31 ($ millions)	2010	2009	2008
Total assets	19,599	19,219	19,021

Current portion of long-term debt	743	82	4
Current portion of derivative liabilities	419	62	75

Non-current financial liabilities
Long-term debt	5,313	6,090	6,348
Derivative and other non-current financial liabilities	397	1,108	1,103
	5,710	7,198	7,451
Future income taxes	1,498	1,319	1,213
Owners’ equity
Common equity	8,179	7,554	7,085
Non-controlling interests	22	21	23

Differences among the three years presented:

•      Revenues increased by 1.8% in 2010 after decreasing by 0.5% in 2009 and growing by 6% in 2008. Wireless revenue and wireline data revenue combined represent approximately 74% of consolidated revenues in 2010, as compared to 71% in 2009 and 69% in 2008. Legacy wireline voice revenues continue to be eroded by competition and technological substitution.

•      Net income includes income tax-related adjustments resulting from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest. These adjustments positively affected Net income by approximately $30 million (nine cents per share) in 2010, $165 million (52 cents per share) in 2009 and $41 million (13 cents per share) in 2008.

•      The decrease in Non-current financial liabilities at December 31, 2010, is principally due to the remaining U.S. dollar Notes maturing June 1, 2011, and associated derivative liability becoming current liabilities, as well as debt reduction during 2010. (See Section 6.)

5.2 Summary of quarterly results and fourth quarter recap

($ in millions, except per share amounts)	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1
Operating revenues	2,551	2,455	2,398	2,375	2,443	2,411	2,377	2,375
Operations expense	1,672	1,501	1,460	1,429	1,577	1,456	1,451	1,441
Restructuring costs	32	17	19	6	77	32	53	28
EBITDA (1)	847	937	919	940	789	923	873	906
Depreciation	340	332	316	345	347	330	330	334
Amortization of intangible assets	103	100	91	108	94	100	94	93
Operating income	404	505	512	487	348	493	449	479
Other expense	11	7	6	8	10	6	11	5
Financing costs	102	182	114	112	230	101	106	95
Income before income taxes	291	316	392	367	108	386	332	379
Income taxes (recovery)	64	69	96	99	(48)	106	88	57
Net income	227	247	296	268	156	280	244	322
Net income attributable to Common Shares and Non-Voting Shares	226	246	295	267	155	279	243	321
Income per Common Share and Non-Voting Share - basic	0.70	0.77	0.92	0.84	0.49	0.88	0.77	1.01
- diluted	0.70	0.76	0.92	0.84	0.49	0.87	0.77	1.01
Cash dividends declared per Common Share and Non-Voting Share	0.525	0.50	0.50	0.475	0.475	0.475	0.475	0.475

(1)    EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend reflects: (i) year-over-year growth in wireless network revenues generated from an increasing subscriber base and increased equipment and other revenues; and (ii) growth in wireline data revenues including TELUS TV, being more than offset by declining legacy wireline voice and other revenues.

Wireless network revenue increased by 8.8% year-over-year in the fourth quarter of 2010 reflecting a general trend of growing data ARPU, which continued in the quarter with a year-over-year growth of 27%, partly offset by declining voice ARPU of 5.2% (as discussed further in Section 5.4). Data ARPU growth is due to increased adoption of data plans driven by increased smartphone adoption. The growing demand for wireless data may challenge network and spectrum capacity in the future (see Section 10.2 Technology). Wireless equipment and other revenues increased by 13% year-over-year in the fourth quarter of 2010, primarily from higher acquisition and retention volumes that were driven by a higher smartphone mix.

The entry of new wireless competitors, as well as the launch of a new wireless incumbent flanker brand and a competitor brand re-launch, could disrupt usual seasonal patterns for wireless subscriber additions in the future. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals, resulting in lower fourth quarter wireless EBITDA. The third quarter has become more significant in terms of subscriber additions and associated acquisition costs in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The wireline revenue trend reflects data revenue growth resulting from the 85% increase in the TELUS TV subscriber base in 2010 as well as growth in enhanced data, Internet and managed workplace revenues, moderated by ongoing declines in legacy basic data services. The decline in wireline voice revenues is due to substitution to wireless and Internet services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. See risk discussion in Section 10.1 Competition. Residential network access line (NAL) net losses improved in the second half of 2010 when compared to the prior year and the first half of 2010, positively impacted by improved service bundle offers. Residential NAL losses had increased year-over-year in the first half of 2010 as a result of promotional activity from a primary regional cable-TV competitor for local telephony and Internet services, and ongoing wireless substitution. Business NAL losses in 2010 reflect increased competition in the small and medium business market, conversion of voice lines to more efficient IP services, and cautious business spending, as well as lower growth in Ontario and Quebec due to the completion of some large enterprise deals, which also included large private IP networks that are not counted as access lines.

The trend in operations expense reflects higher wireless subscriber acquisition and retention costs, expenses from Black’s Photo since September 2009, and increased TELUS TV costs from the near-doubling of the subscriber base, net of efficiencies realized from restructuring initiatives.

Quarterly restructuring costs in 2010 were lower than reported in 2009 as management accelerated efficiency initiatives, primarily in the wireline segment in that year.

The sequential decrease in quarterly depreciation expense in the second quarter of 2010 included an adjustment for an increase in the estimated useful life of TV set-top boxes (see Section 5.3 Consolidated operations — Depreciation). The sequential increase in depreciation expense in the fourth quarter of 2009 resulted from growth in capital assets in service, including the wireless HSPA+ network launched in November 2009.

The increase in Amortization of intangible assets in 2010 resulted from implementation of HSPA+ services in November 2009. Offsetting this in the second quarter of 2010 was a reduction of approximately $5 million for investment tax credits (ITCs) following determination of eligibility by taxation authorities, for assets capitalized in prior years that are now fully amortized. Similarly, ITCs reduced amortization by approximately $10 million in the fourth quarter of 2009.

Financing costs for each period shown are also net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Financing costs in the third quarter of 2010 include a $52 million loss on early redemption of approximately 45% of the principal amount of 8% U.S. dollar Notes (maturity June 2011) and unwinding of related cross currency interest rate swaps. Similarly, financing costs in the fourth quarter of 2009 include a $99 million loss for a similar early partial redemption of these Notes. Each partial redemption was financed with a new 10-year, $1 billion 5.05% Note issue (see discussion in Section 7.3).

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. The information presented below for 2009 has been revised from that reported in fiscal 2009, and now excludes investment tax credits.

Income tax-related adjustments ($ in millions, except EPS amounts)	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1
Approximate Net income impact	10	9	10	1	71	14	18	62
Approximate EPS impact	0.03	0.03	0.03	—	0.23	0.04	0.06	0.19
Approximate basic EPS excluding income tax-related impacts	0.67	0.74	0.89	0.84	0.26	0.84	0.71	0.82

Fourth quarter

Management’s review of operations contained in TELUS’ fourth quarter news release on February 11, 2011, discussed fourth quarter results in detail. The following summarizes fourth quarter operating results in 2010, as compared to 2009.

Consolidated Operating revenues increased by $108 million in the fourth quarter of 2010 when compared to the same period in 2009. Wireless network revenue increased year-over-year by $97 million due to growth in data revenue driven by increasing smartphone adoption, partly offset by declining voice ARPU. Wireless equipment and other revenue increased year-over-year by $16 million due to increased acquisition and retention volumes, and sales of accessories. Wireline segment data revenue increased year-over-year by $37 million due to growth in TELUS TV, enhanced data and Internet services and managed workplace revenues. However, wireline data revenue growth was more than offset by year-over-year declines in legacy voice and other revenues totalling $42 million.

Operating income increased by $56 million in the fourth quarter of 2010 when compared to the same period in 2009, mainly due to a $58 million increase in EBITDA, slightly offset by increased amortization expenses. Wireless EBITDA increased by $41 million while wireline EBITDA increased by $17 million.

Income before income taxes increased by $183 million in the fourth quarter of 2010 when compared to the same period in 2009. The increase resulted primarily from higher Operating income and lower net financing costs, including lower charges associated with the early partial redemption of long-term debt.

Net income increased by $71 million in the fourth quarter of 2010 when compared to the same period in 2009. Higher income before income taxes and lower blended statutory income tax rates were partly offset by changes in other income tax items. Excluding favourable income tax-related adjustments, charges for the early partial redemption of U.S. dollar Notes and termination of related cross currency interest rate swaps, underlying Net income increased by $63 million in the fourth quarter when compared to the same period in 2009, as shown below.

Analysis of Net income	Quarters ended December 31
($ millions)	2010	2009	Change
Net income	227	156	71
Add back after-tax loss on redemption of debt	—	69	(69)
Deduct net favourable income tax-related adjustments, including related interest income	(10)	(71)	61
Net income before above items (approximate)	217	154	63

Cash provided by operating activities increased by $72 million in the fourth quarter of 2010 when compared to the same period in 2009. The increase reflects higher income tax recoveries and lower interest payments, partly offset by a comparative reduction in cash flow received from securitized accounts receivable.

Cash used by investing activities increased by $46 million in the fourth quarter of 2010 when compared to the same period in 2009, reflecting increased capital expenditures for efficiency initiatives.

Cash used by financing activities increased by $66 million in the fourth quarter of 2010 when compared to the same period in 2009, principally due to refinancing activities and debt reduction since December 2009.

5.3 Consolidated operations

($ millions, except EBITDA margin and	Years ended December 31
employees)	2010	2009	Change
Operating revenues	9,779	9,606	1.8%
Operations expense	6,062	5,925	2.3%
Restructuring costs	74	190	(61.1)%
EBITDA (1)	3,643	3,491	4.4%
Depreciation	1,333	1,341	(0.6)%
Amortization of intangible assets	402	381	5.5%
Operating income	1,908	1,769	7.9%
EBITDA margin (%) (2)	37.3	36.3	1.0	pt.
Full-time equivalent (FTE) employees	33,900	35,300	(4.0)%

pt(s) – percentage point(s).

(1)    EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)    EBITDA divided by Operating revenues.

Discussion of TELUS’ consolidated operations follows. Segmented discussion is provided in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Consolidated Operating revenues increased by $173 million in 2010 when compared to 2009, as wireless growth continued to exceed wireline revenue declines. Wireless network revenue increased year-over-year by $219 million due to growth in data revenue driven by increasing smartphone adoption, partly offset by declining voice ARPU. Wireless equipment and other revenue increased year-over-year by $88 million due to increased acquisition and retention volumes, sales of accessories and inclusion of a full year’s results from Black’s Photo, acquired in September 2009. Wireline segment data revenue increased year-over-year by $122 million due to growth in TELUS TV, enhanced data and Internet services and managed workplace revenues. However, wireline data revenue growth was more than offset by year-over-year declines in legacy voice and other revenues totalling $256 million.

Operations expense

Operations expense increased by $137 million in 2010 when compared to 2009.

	Years ended December 31
($ millions)	2010	2009	Change
Salaries, benefits and employee-related costs	2,311	2,393	(3.4)%
Other operations expenses	3,751	3,532	6.2%
	6,062	5,925	2.3%

In respect of changes in operations expense in 2010 when compared to 2009:

•      Salaries, benefits and employee-related costs decreased by $82 million. The decrease was mainly due to lower wireline base salaries reflecting fewer domestic full-time equivalent (FTE) employees and a reduction of discretionary employee-related expenses, partially offset by labour rate inflation in 2010 and increased employee performance bonus compensation expenses due to improved financial and operating results, as well as inclusion of a full year of expenses from Black’s Photo, acquired in September 2009. Defined benefit pension plan expenses, principally in the wireline segment, were $28 million in 2010, up by $10 million from 2009.

•      Other operations expenses increased by $219 million. The increase was mainly due to higher wireless subscriber acquisition and retention costs, higher TELUS TV costs related to the 85% increase in the subscriber base over 12 months, and inclusion of a full year of Black’s Photo expenses. These increases were partly offset by lower wireline expenses as a result of efficiency initiatives, supplier credits and one-time operating savings.

Restructuring costs

Restructuring costs decreased by $116 million in 2010 when compared to 2009, reflecting a relatively high level of restructuring activities in the wireline segment in the prior year period. Restructuring costs in 2010 were primarily severance costs and charges for vacating and subletting certain real estate space, in respect of efficiency initiatives described in Investing in internal capabilities in Section 2.2. A full-year expense of approximately $50 million is expected for efficiency initiatives in 2011 (see Key assumptions in Section 1.5).

EBITDA

EBITDA increased by $152 million in 2010 when compared to 2009. The increase was primarily due to lower restructuring costs and traction from efficiency initiatives, supplemented by a high margin application software sale and one-time operating savings in the first quarter of 2010. Wireless EBITDA increased by $98 million in 2010 when compared to 2009, while wireline EBITDA increased year-over-year by $54 million.

Depreciation; Amortization of intangible assets

Combined depreciation and amortization expenses increased by $13 million in 2010 when compared to 2009.

•      Depreciation decreased by $8 million in 2010 when compared to 2009. Growth in TELUS TV and broadband capital assets was largely offset by lower depreciation due to asset life changes determined in a continuing program of asset life studies (including an increase in the estimated useful life for TELUS TV set-top boxes in 2010), certain computer hardware and digital cell sites becoming fully depreciated (while the majority remain in service) and lower retirements in 2010.

•      Amortization of intangible assets increased $21 million in 2010 when compared to 2009. Growth in software assets, including application software supporting wireless HSPA+ services, was partly offset by lower amortization for other fully amortized software assets still in use. Amortization was reduced by investment tax credits for assets capitalized in prior years that are now fully amortized (reductions of approximately $5 million in 2010 and $10 million in 2009).

•      The Company completed its annual impairment testing for intangible assets and goodwill in December 2010, and it was determined that there were no impairments. See subtopics Intangible assets, net and Goodwill, net in Section 8.1 Critical accounting estimates.

Operating income

Operating income increased $139 million in 2010 when compared to 2009, as higher EBITDA and lower depreciation expenses were partially offset by increased amortization expenses.

Other income statement items

Other expense, net	Years ended December 31
($ millions)	2010	2009	Change
	32	32	—

Other expense, net, includes accounts receivable securitization expense, income (losses) or impairments in equity or portfolio investments, gains and losses on disposal of real estate, and charitable donations.

Accounts receivable securitization expenses were $8 million in 2010, down $2 million from 2009 primarily due to lower rates. See Section 7.6 Accounts receivable sale for additional information. Charitable donations increased by $10 million in 2010, and were largely offset by net gains on the sale of minor investments and real estate in 2010 as compared to net losses on minor investments in 2009.

Financing costs	Years ended December 31
($ millions)	2010	2009	Change
Interest on long-term debt, short-term obligations and other	463	483	(4.1)%
Loss on redemption of long-term debt	52	99	(47.5)%
Interest income and foreign exchange	(5)	(50)	—
	510	532	(4.1)%

Interest on long-term debt, short-term obligations and other decreased by $20 million in 2010 when compared to 2009 mainly due to lower effective interest rates on long-term debt as well as a lower average debt balance, partly offset by a $15 million financing charge in the third quarter of 2010 that arose from the CRTC’s determinations on the regulatory deferral account.

On September 2, 2010, the Company completed an early partial redemption of U.S.$607 million of publicly traded U.S. dollar 8% Notes due June 1, 2011, and terminated associated cross currency interest rate swaps. The partial redemption was funded with $1 billion of new 5.05% 10-year Notes issued on July 23, 2010. The Company recorded a loss on redemption comprised of $36 million in respect of the redeemed Notes and $16 million for termination of the associated cross currency interest rate swaps.

In December 2009, the Company completed an early partial redemption of U.S.$577 million of publicly traded U.S. dollar 8% Notes due June 1, 2011, and terminated associated cross currency interest rate swaps. The partial redemption was funded with $1 billion of new 5.05% 10-year Notes issued on December 1, 2009. The Company recorded a loss on redemption comprised of $63 million in respect of the redeemed Notes and $36 million for termination of the associated cross currency interest rate swaps.

Interest income on tax refunds decreased by $44 million in 2010 when compared to 2009, as larger amounts were recognized in 2009 for settlement of prior years’ tax matters.

Income taxes	Years ended December 31
($ millions, except tax rates)	2010	2009	Change
Basic blended federal and provincial tax at statutory income tax rates	396	366	8.2%
Revaluation of future income tax liability to reflect future statutory income tax rates	(43)	(99)	—
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(36)	(68)	—
Share option award compensation	10	4	—
Other	1	—	—
	328	203	61.6%
Blended federal and provincial statutory tax rates (%)	29.0	30.3	(1.3	)pts.
Effective tax rates (%)	24.0	16.8	7.2	pts.

Basic blended statutory income taxes increased by $30 million in 2010 when compared to 2009, due to higher Income before income taxes, partly offset by lower blended statutory income tax rates. The effective tax rates were lower than the statutory tax rates due to revaluations of future income tax liabilities and the tax rate differential and consequential adjustments from reassessments of prior years’ tax issues. Changes to B.C. income tax rates were enacted in the first quarter of 2009, reducing rates beginning January 1, 2010. Changes to Ontario income tax rates from 2010 to 2013 were enacted in the fourth quarter of 2009 for provincial income taxes effective July 1, 2010 and thereafter. In addition, enacted federal income tax rates decreased in 2010.

In 2010, the Rulings Division of Canada Revenue Agency (CRA) advised the Company that, as a result of a detailed review of the facts and regulatory issues concerning the acquisition of auctioned spectrum in 2001 and 2008, CRA agreed with the Company’s filed tax position that the spectrum acquired in both circumstances represented an amortizable asset for income tax purposes, which would be amortized on a straight-line basis over the 10-year life of the licences. This is expected to result in lower cash income taxes in each year from 2011 to 2019, and does not include the impact of any future spectrum purchases.

Share option award compensation in 2010 includes a $7 million write-off of a future income tax asset due to the enactment of new legislation in December 2010 that changes the tax treatment of certain share-based compensation. Where stock option rights are acquired by the Company in exchange for a cash payment, either the employee must forgo his or her personal income tax deduction, which emulates capital gains treatment, or the Company must forgo its tax deduction, thereby eliminating the double benefit afforded to employees and corporations. To the extent that the Company acquires the stock option rights from employees, the Company has elected to forgo its tax deduction for such payments.

Other comprehensive income	Years ended December 31
($ millions)	2010	2009	Change
	54	58	(6.9)%

Other comprehensive income includes changes in unrealized fair value of derivatives designated as cash flow hedges, principally associated with U.S. dollar debt. In 2010, an approximate $11 million after-tax effect of unwinding swaps associated with the early partial redemption of U.S. dollar Notes in September 2010, or a pre-tax amount of $16 million, was recognized in Financing costs. Similarly in 2009, an approximate $25 million after-tax effect of unwinding swaps associated with the early partial redemption of U.S. dollar Notes in December 2009, or a pre-tax amount of $36 million, was recognized in Financing costs.

5.4 Wireless segment

Operating revenues – wireless segment	Years ended December 31
($ millions)	2010	2009	Change
Network revenue	4,611	4,392	5.0%
Equipment and other revenue	403	315	27.9%
External operating revenue	5,014	4,707	6.5%
Intersegment revenue	33	28	17.9%
Total operating revenues	5,047	4,735	6.6%

Wireless segment revenue increased by $312 million in 2010 when compared to 2009.

•      Network revenue increased by $219 million in 2010 when compared to 2009. The increase was due to continued wireless data revenue growth and the 6.9% year-over-year growth in the subscriber base, partly offset by lower voice revenues. Data revenue increased by $260 million or 30% in 2010, reflecting strength in smartphone service revenues and text messaging driven by increased penetration of smartphones, increased adoption of data plans, higher-speed smartphones as well as mobile Internet key and tablet growth, and higher inbound data roaming volumes, partly offset by lower roaming rates. Data revenue represented 25% of network revenue in 2010, as compared to 20% in 2009. The decline in voice revenue slowed to $41 million or 1.2% in 2010 primarily due to falling voice ARPU, described further below. Notably, fourth quarter voice revenue increased $10 million or 1.2%, as subscriber growth more than offset the moderating voice ARPU decline.

Blended ARPU was $57.64 in 2010, a decrease of $0.82 or 1.4% from 2009. Blended ARPU reflects increasing data usage driven by growing smartphone adoption and increased roaming volumes, partly offset by a decline in voice pricing (discussed further below), declining minutes used and increased penetration of mobile Internet keys and tablets. The trend in blended ARPU growth rates improved each quarter in 2010. Blended ARPU was $58.48 in the fourth quarter of 2010, an increase of $1.10 or 1.9% when compared to the same period in 2009, and also reflected the usual fourth quarter decrease when compared to $58.75 in the third quarter of 2010. The 1.9% year-over-year growth in the quarter is a continued improvement from year-over-year declines of 1.2%, 1.9%, 4.4% and 7.7%, respectively, for the third, second and first quarters of 2010 and fourth quarter of 2009.

Data ARPU was $14.39 in 2010, an increase of $2.51 or 21% from 2009. The increase in data ARPU was largely reflective of the data revenue trend. Voice ARPU was $43.25 in 2010, a decrease of $3.33 or 7.1% from 2009. Voice ARPU in the fourth quarter of 2010 was $42.47, a decrease of $2.31 or 5.2% from the same period in 2009. The 5.2% year-over-year decline in fourth quarter voice ARPU has moderated from decreases of 6.7%, 7.2%, 9.5% and 12%, respectively, experienced in the third, second and first quarters of 2010 and fourth quarter of 2009. Voice ARPU decreases were caused by: declining voice minutes of use by both consumers and businesses; increased use of included-minute rate plans as subscribers shift usage patterns, substitute messaging for voice calls and move to optimize price plans; increased penetration and lower service revenue of the Koodo brand; an increasing volume of mobile Internet key and tablet subscriptions from which there is no voice revenue; elimination of system access fees and carrier e911 charges on new rate plans; and lower Mike service ARPU; partly offset by increased inbound roaming volumes and a fee implemented for customers electing to continue to receive a paper bill instead of an ebill.

Gross and net subscriber additions reflect improved economic conditions, an enhanced handset line-up due in part to the availability of the new HSPA+ network, promotional activity, a continued effort to attract and retain high-value postpaid customers and expanded distribution through Black’s Photo since November 2009, partly offset by increased competitive intensity within both the postpaid and prepaid market segments. Total gross subscriber additions increased by 6.9% in 2010, with postpaid gross additions increasing by 12%. Postpaid gross additions were 68% of the total in 2010 (65% in 2009). Prepaid gross additions were stronger in the second half of 2010 mainly due to more competitive offers including data-capable handset selection.

While gross subscriber additions in the fourth quarter of 2010 increased by 9,000 over strong gross additions in the third quarter of 2010, net subscriber additions in the fourth quarter of 2010 decreased by 34,000 from strong net additions in the third quarter of 2010. The sequential decrease in net additions was due to higher churn rates resulting from increased competitive intensity in the prepaid and postpaid markets and due to a larger number of postpaid contracts coming up for renewal.

Overall, 2010 net additions increased by 10% when compared to 2009, while maintaining a strong postpaid mix. Postpaid net additions were 93% of the total in both 2010 and 2009. Postpaid subscriber net additions increased in 2010 when compared to 2009, as growth in postpaid gross additions was partly offset by slightly higher churn.

The Company experienced a significant increase in smartphone adoption rates in the fourth quarter of 2010, with smartphones representing 46% of postpaid gross additions, as compared to 38% in the third quarter of 2010 and 25% in the fourth quarter of 2009. At December 31, 2010, smartphone subscribers represented 33% of the postpaid subscriber base, as compared to 20% one year earlier. Smartphone subscribers generate significantly higher ARPU than those with messaging and voice-only devices, but have higher COA and cost of retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue, while increasing network usage and future costs of retention compared to historical levels.

•      The blended churn rates were 1.72% and 1.57%, respectively, in the fourth quarter and full year of 2010, as compared to 1.60% and 1.58%, respectively, in the same periods in 2009. The increase in the fourth quarter churn rate reflects increased prepaid and non-smartphone postpaid churn from higher competitive marketing intensity due in part to price competition and an increased number of unlimited-usage rate plan offers entailing higher handset subsidies from both new entrants and incumbent national competitors. The churn rate for the full year was comparable to 2009, reflecting these factors, offset by the availability of the new HSPA+ network for the full year, greater choice in handsets including the Apple iPhone, and successful retention efforts.

•      Equipment and other service revenue increased $88 million in 2010 when compared to 2009. The increase was largely due to higher acquisition and retention volumes, greater smartphone loading, and to a lesser extent, increased accessories revenues, as well as inclusion of full-year results from Black’s Photo, acquired in September 2009. The increase was partly offset by competitive pressure on handset prices, which drove higher handset subsidies in the second half of 2010. Average handset prices trended upward in 2010 due to the increasing proportion of smartphones loaded, however, due to competitive pressures driving deeper subsidies, handset prices in the third quarter of 2010 were negatively impacted by higher subsidies when compared to the third quarter of 2009, and average handset prices in the fourth quarter of 2010 were flat compared to the same period in 2009.

•      Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	As at December 31
	2010	2009	Change
Subscribers (000s)
Postpaid	5,705	5,290	7.8%
Prepaid	1,266	1,234	2.6%
Total	6,971	6,524	6.9%
Proportion of subscriber base that is postpaid (%)	81.8	81.1	0.7	pts.
Digital POP (1) coverage (millions) (2)	33.8	33.1	2.1%
HSPA+ POP coverage (millions) (2)	33.1	31	~ 6.7%

	Years ended December 31
	2010	2009	Change
Subscriber gross additions (000s)
Postpaid	1,160	1,036	12.0%
Prepaid	550	563	(2.3)%
Total	1,710	1,599	6.9%
Subscriber net additions (000s)
Postpaid	415	379	9.5%
Prepaid	32	27	18.5%
Total	447	406	10.1%
ARPU (3) ($)	57.64	58.46	(1.4)%
Churn, per month (3) (%)	1.57	1.58	(0.01	)pts.
Average monthly minutes of use per subscriber (MOU)	361	392	(7.9)%
COA (4) per gross subscriber addition (3) ($)	350	337	3.9%
Retention spend to network revenue (3) (%)	11.6	10.9	0.7	pts.
EBITDA to network revenue (%)	44.0	44.0	—

(1)    POP is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area.

(2)    Including roaming/resale and network-sharing agreements, principally with Bell Canada.

(3)    See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under Canadian or U.S. GAAP.

(4)    Cost of acquisition.

Operating expenses – wireless segment	Years ended December 31
($ millions)	2010	2009	Change
Equipment sales expenses	1,015	845	20.1%
Network operating expenses	640	621	3.1%
Marketing expenses	440	422	4.3%
General and administration (G&A) expenses
Salaries, benefits and employee-related costs	596	581	2.6%
Other G&A expenses	321	321	—
Operations expense	3,012	2,790	8.0%
Restructuring costs	4	12	(66.7)%
Total operating expenses	3,016	2,802	7.6%

Wireless segment total operating expenses increased by $214 million in 2010 when compared to 2009.

•      Equipment sales expenses increased by $170 million in 2010 when compared to 2009. The increase was primarily due to higher acquisition and retention volumes, as well as higher per-unit costs to support increased smartphone loading for both new client acquisitions and the migration of existing clients, notably including a higher proportion of upgrades to Apple iPhones and RIM BlackBerrys. In 2010, this category also includes full-year results from Black’s Photo, acquired in September 2009.

•      Network operating expenses increased by $19 million or 3.1% in 2010 when compared to 2009, which reflects increasing network efficiency as indicated by network revenue growth of 5.0%. The increase in network expense reflects growth in roaming volumes, slightly higher revenue-share and licensing costs, and the introduction of regulated e911 fees for wireless subscribers in Quebec, partly offset by lower roaming costs from reduced rates. Lower negotiated revenue-share and licensing rates were more than offset by increases in revenue-share volumes to third parties and licensing volumes to service providers as a result of the continued penetration of smartphones.

•      Marketing expenses increased by $18 million in 2010 when compared to 2009, principally due to higher commissions related to higher volumes, partly offset by lower advertising expenses in 2010 due to the initial launch of the HSPA+ network in November 2009.

COA per gross subscriber addition increased by $13 or 3.9% in 2010, when compared to 2009, due to higher per-unit subsidy costs driven by a higher smartphone mix, and to a lesser extent higher commissions to support an increasing number of higher value smartphone devices. This was partly offset by a favourable U.S. dollar exchange rate compared to 2009, higher advertising and promotion expenditures in the fourth quarter of 2009 to support the HSPA+ network launch, and increased gross additions in 2010 creating improved efficiency of advertising and promotion expenditures per gross addition.

Retention costs as a percentage of network revenue increased to 11.6% in 2010, as compared to 10.9% in 2009. The retention cost ratio increased due to higher retention volumes related to a larger subscriber base and a significantly larger volume of clients migrating to smartphones, typically upgrades to HSPA devices, partly offset by improving network revenue growth, lower commissions per retention subscriber and a favourable U.S. dollar exchange rate compared to 2009.

•      Total G&A expenses increased by only $15 million, or 1.7%, in 2010 when compared to 2009, reflecting improved efficiency in supporting the subscriber base, which grew by 6.9%.

Salaries, benefits and employee-related costs increased by $15 million year-over-year, as higher 2010 performance bonus accruals due to improved financial and operating results and inclusion of a full year of Black’s Photo expenses in 2010 were partly offset by reductions in domestic FTE employees. Other G&A expenses were unchanged year-over-year, as inclusion of a full year of expenses from Black’s Photo and increased external labour costs to support the growing subscriber base, were offset by lower bad debt expenses and supplemented by one-time operating savings in the first quarter of 2010. Bad debt expense decreased by $25 million, reflecting lower involuntary subscriber churn from an improved economy.

•      Restructuring costs decreased by $8 million in 2010 when compared to 2009. See discussion in Section 5.3.

	Years ended December 31
EBITDA – wireless segment	2010	2009	Change
EBITDA ($ millions)	2,031	1,933	5.1%
EBITDA margin (%)	40.2	40.8	(0.6	)pts.

Wireless segment EBITDA increased by $98 million in 2010 when compared to 2009. This reflects improvement in terms of data revenue growth, postpaid subscriber growth, lower voice ARPU erosion and lower bad debt expenses. Wireless margins were pressured in 2010 primarily due to higher combined acquisition and retention costs associated with higher volumes and continued smartphone adoption following the launch in late 2009 of the new HSPA+ network and related devices such as the iPhone, earlier availability of the latest BlackBerry devices, and increased competitive intensity driving higher handset subsidies.

5.5 Wireline segment

Operating revenues – wireline segment	Years ended December 31
($ millions)	2010	2009	Change
Data	2,268	2,146	5.7%
Voice local	1,684	1,856	(9.3)%
Voice long distance	530	619	(14.4)%
Other	283	278	1.8%
External operating revenue	4,765	4,899	(2.7)%
Intersegment revenue	155	134	15.7%
Total operating revenue	4,920	5,033	(2.2)%

Total wireline segment revenue decreased $113 million in 2010 when compared to 2009.

•      Wireline data revenues increased by $122 million in 2010 when compared to 2009. The increase resulted from: (i) strong subscriber growth in TELUS TV services; (ii) increased Internet, enhanced data and hosting services; (iii) higher managed workplace revenues including a high margin software application sale in the first quarter of 2010; and to a lesser extent, (iv) increased data equipment sales. These increases were partly offset by declining legacy basic data services.

Wireline operating indicators

	As at December 31
(000s)	2010	2009	Change
Internet subscribers
High-speed	1,167	1,128	3.5%
Dial-up	62	87	(28.7)%
Total	1,229	1,215	1.2%
TELUS TV subscribers (1)	314	170	84.7%

Wireline operating indicators

	Years ended December 31
(000s)	2010	2009	Change
Internet subscriber net additions (losses)
High-speed	39	37	5.4%
Dial-up	(25)	(37)	32.4%
Total	14	—	n/m
TELUS TV subscriber net additions (1)	144	92	56.5%

n/m – not meaningful.

(1)    Includes Optik TV and TELUS Satellite TV subscribers.

The Company launched its new Optik TV and Optik High Speed Internet service brands in June 2010, as described in Section 2. This launch, combined with enhanced bundling capabilities and retention offers, positively impacted TV and high-speed subscriber additions in the second half of 2010 relative to the second half of 2009 and the first half of 2010. In addition, offers by the primary cable-TV competitor in Western Canada were scaled back in the second half of 2010. TELUS upgraded a significant portion of its IP TV subscribers to Microsoft Mediaroom technology in 2010, with a plan to fully migrate the rest of the subscriber base in 2011.

•      Voice local revenue decreased by $172 million in 2010 when compared to 2009. The decrease continues to reflect lower basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, and technological substitution by wireless and Internet-based services. The decrease also reflects a decline in business voice lines from technological substitution to data services, competitor activity including price competition, and cautious business spending.

Wireline operating indicators

	As at December 31
(000s)	2010	2009	Change
Network access lines (NALs) (1)
Residential	2,046	2,223	(8.0)%
Business	1,693	1,743	(2.9)%
Total	3,739	3,966	(5.7)%

	Years ended December 31
(000s)	2010	2009	Change
Net (losses) additions in NALs
Residential	(177)	(175)	(1.1)%
Business	(50)	(35)	(42.9)%
Total	(227)	(210)	(8.1)%

(1)    As a result of a periodic subscriber measurement review and correction during the first quarter of 2010, historical NALs were restated for the prior periods commencing in 2007. Total NALs at December 31, 2009, reflect a reduction of 15,000 residential NALs from the figure reported in the 2009 MD&A, in respect of TELUS TV subscribers who did not subscribe to voice lines, but were inadvertently included in NAL counts. Business NALs were reduced by 67,000 from the figure reported in the 2009 MD&A due to the cleanup and removal of inaccurate subscriber records as part of the integration of billing and subscriber reporting processes, as well as the consistent application of industry measurement practices across TELUS.

Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors in the Company’s incumbent areas of B.C., Alberta and Eastern Quebec. Residential NAL losses improved in the second half of 2010 relative to the loss experience in the second half of 2009 and the first half of 2010 due to the Company’s enhanced bundling capabilities resulting from its expanded TV offering with Optik TV and the provision of competitive retention offers.

Business NAL losses in 2010 reflect increased competition in the small and medium business market, conversion of voice lines to more efficient IP services, cautious business spending, and slower growth in data lines due to the completion of some large enterprise deals that also included large private IP networks. Growth in certain data services such as private IP networks is not measured by business NAL counts, and conversion of legacy voice services to IP services results in an overall decrease in business NALs.

•      Voice long distance revenue decreased by $89 million in 2010 when compared to 2009. The decrease reflects ongoing industry-wide price competition, losses of local subscribers, and technological substitution to wireless and Internet-based services.

•      Other revenue increased by $5 million in 2010 when compared to 2009. The increase included $8 million of revenue recognized from CRTC Telecom Decision 2010-900 Review of the large incumbent local exchange carriers’ support structure service rates partly offset by lower voice equipment sales.

•      Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment	Years ended December 31
($ millions)	2010	2009	Change
Salaries, benefits and employee-related costs	1,715	1,811	(5.3)%
Other operations expenses	1,523	1,486	2.5%
Operations expenses	3,238	3,297	(1.8)%
Restructuring costs	70	178	(60.7)%
Total operating expenses	3,308	3,475	(4.8)%

Total wireline operating expenses decreased by $167 million in 2010 when compared to 2009.

•      Salaries, benefits and employee-related expenses decreased by $96 million in 2010 when compared to 2009. The decrease primarily reflects lower base salaries from fewer domestic FTE employees and continued reduction of discretionary employee-related expenses such as travel, partly offset by labour rate inflation in 2010, increased employee performance bonus compensation expenses due to improved financial and operating results, and increased defined benefit plan expenses.

•      Other operations expenses increased by $37 million in 2010 when compared to 2009. The increase reflects higher TELUS TV programming and material costs related to the 85% increase in the subscriber base, and higher advertising and promotions costs, partly offset by lower transit and termination costs due to lower rates, supplier credits, lower cost of goods sold related to lower overall equipment sales, and one-time operating savings in the first quarter of 2010.

•      Restructuring costs decreased by $108 million in 2010 when compared to 2009. See discussion in Section 5.3.

	Years ended December 31
EBITDA - wireline segment	2010	2009	Change
EBITDA ($ millions)	1,612	1,558	3.5%
EBITDA margin (%)	32.8	31.0	1.8	pts.

Wireline segment EBITDA increased by $54 million in 2010 when compared to 2009. Improvement in the EBITDA margin resulted from lower restructuring costs and operating savings realized from efficiency initiatives to mitigate declining voice revenues, supplemented by a high margin software application sale in the first quarter of 2010, partially offset by increased costs associated with the growth in TELUS TV services.

6.     Changes in financial position

Changes in the Consolidated statements of financial position for the year ended December 31, 2010, are as follows:

Financial position as at:	December 31
($ millions)	2010	2009	Changes		Explanation of the change
Current assets
Cash and temporary investments, net	17	41	(24)	(59)%	See Section 7: Liquidity and capital resources
Accounts receivable	917	694	223	32%

The increase includes a $100 million reduction in proceeds from securitized accounts receivable (see Section 7.6), as well as increased receivables due to the growing wireless postpaid subscriber base and increase in postpaid ARPU

Income and other taxes receivable	56	16	40	n/m	Reflects an increase in accrued recoveries for income and other taxes receivable, net of refunds received
Inventories	283	270	13	5%	Mainly an increase in wireless dealer inventories
Prepaid expenses	113	105	8	8%	Mainly an increase in prepaid maintenance contracts net of amortization
Derivative assets	4	1	3	n/m	—
Current liabilities
Accounts payable and accrued liabilities	1,495	1,385	110	8%	Reflects an increase in fourth quarter capital and operating expenditures payable, and increased semi-annual interest payable
Income and other taxes payable	6	182	(176)	(97)%	Primarily reflects final income tax payments in the first quarter of 2010 for the 2009 tax year and 2010 instalments substantially paid during the year
Restructuring accounts payable and accrued liabilities	111	135	(24)	(18)%	Payments exceeded new obligations from restructuring initiatives
Dividends payable	169	150	19	13%	Primarily reflects the 10.5% increase in the dividend rate for the fourth quarter 2010 dividend, as compared to the fourth quarter of 2009
Advance billings and customer deposits	658	674	(16)	(2)%	Includes reclassification of $81 million of the price cap deferral account to Non-current liabilities, net of increased billings due to subscriber growth
Current maturities of long-term debt	743	82	661	n/m

The balance at December 31, 2010, includes $736 million for 8% U.S. dollar Notes maturing in June 2011 after partial redemption of the Notes outstanding on September 2. Two smaller issues totalling $80 million that were current at December 31, 2009, matured and were repaid in 2010. See Section 7.3. The residual amounts are capital leases

Derivative liabilities	419	62	357	n/m

The December 31, 2010, balance and net change from December 31, 2009, includes $404 million for derivative liabilities associated with the June 2011 maturity of U.S. dollar Notes after fair value adjustments and termination of the portion associated with the partial redemption of Notes on September 2. This was partly offset by fair value adjustments for share option and restricted share unit hedges, and unwinding option hedges

Current portion of future income taxes	348	294	54	18%

Primarily due to changes in the accounting classification of related liabilities between current and long-term, reduction in reserves for income tax purposes and changes in partnership income that will be allocated over the next 12 months

Working capital (1)	(2,559)	(1,837)	(722)	(39)%

Primarily due to the remaining balance of U.S. dollar Notes maturing in June 2011 and associated derivative liabilities (see Section 7.3), partly offset by higher receivables and lower income taxes payable

(1) Current assets subtracting Current liabilities.

Changes in financial position, continued from the previous page.

Financial position as at:	December 31,
($ millions)	2010	2009	Changes		Explanation of the change
Non-current assets
Property, plant and equipment, net	7,722	7,729	(7)	—%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	5,134	5,148	(14)	—%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization in Section 5.3 Consolidated operations. Included in the balances for both periods are wireless spectrum licences of $3,849 million

Goodwill, net	3,572	3,572	—	—	—
Other long-term assets	1,744	1,602	142	9%	Primarily pension plan funding and amortization of transitional pension assets
Investments	37	41	(4)	(10)%	Dispositions and write-downs of small investments were partially offset by new investments
Non-current liabilities
Long-term debt	5,313	6,090	(777)	(13)%

The decrease primarily reflects reclassification of U.S. dollar Notes maturing in June 2011 to Current liabilities, and a $363 million decrease in commercial paper, net of a $1 billion Note issue in July 2010

Other long-term liabilities	638	1,271	(633)	(50)%

The decrease primarily reflects reclassification of the $721 million derivative liability associated with the U.S. dollar Notes maturing in June 2011 to Current liabilities, partly offset by reclassification of $81 million of the price cap deferral account from Current liabilities

Future income taxes	1,498	1,319	179	14%	An increase in future taxes on long-term assets and liabilities partly offset by a reclassification to the Current portion of future income taxes
Owners’ equity
Common Share and Non-Voting Share equity	8,179	7,554	625	8%

Mainly Net income of $1,034 million and Other comprehensive income of $54 million, less declared dividends of $642 million, and adding back $150 million for treasury shares issued for dividends reinvested in Non-Voting Shares under the dividend re-investment plan

Non-controlling interests	22	21	1	5%	Net income of $4 million attributable to non-controlling interests less dividends of $3 million paid by a subsidiary to a non-controlling interest

7.     Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies, financing plan and results are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology. In both 2010 and 2009, cash provided by operating activities exceeded cash used by investing activities, long-term debt was reduced and the average term to maturity of debt was extended through financing activities.

Summary of Consolidated statements of cash flows	Years ended December 31
($ millions)	2010	2009	Change
Cash provided by operating activities	2,546	2,904	(12.3)%
Cash (used) by investing activities	(1,707)	(2,128)	19.8%
Cash (used) by financing activities	(863)	(739)	(16.8)%
Increase (decrease) in cash and temporary investments, net	(24)	37	—
Cash and temporary investments, net, beginning of period	41	4	—
Cash and temporary investments, net, end of period	17	41	(58.5)%

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $358 million in 2010 when compared to 2009. Year-over-year comparative changes in cash flow included:

•      Changes in proceeds from securitized accounts receivable (included in Net change in non-cash working capital on the consolidated statements of cash flow) are a use of cash when proceeds are reduced and a source of cash when proceeds are increased. Proceeds were reduced by $100 million in 2010, as compared to an increase of $200 million in 2009, for a comparative decrease in cash flow of $300 million. (See Section 7.6 Accounts receivable sale.)

•      EBITDA — excluding restructuring costs increased by $36 million in 2010 when compared to 2009.

•      Employer contributions to defined benefit plans in excess of the defined benefit expense decreased by $51 million in 2010 when compared to 2009. The Company made a voluntary one-time pension contribution of $200 million in January 2011. (See Section 1.5.)

•      Interest paid decreased by $96 million in 2010 when compared to 2009. The decrease resulted from lower losses on early redemption of U.S. dollar Notes ($52 million in September 2010 as compared to $99 million in December 2009), as well as lower interest rates on the $2 billion of Series CG and CH notes issued to fund the two partial early redemptions of the U.S. dollar Notes, and the change in timing of semi-annual interest payments on the Series CH Notes to January and July as compared to June and December on the redeemed Notes. (See Section 7.3.)

•      Interest received decreased by $51 million in 2010 when compared to 2009, mainly due to higher receipts of interest on the settlement of tax-related matters in 2009.

•      Income tax payments net of recoveries were $311 million in 2010 or higher net payments of $45 million, primarily due to the receipt of higher income tax recoveries in 2009 together with a slight increase in instalments in 2010.

•      Other changes in non-cash working capital.

7.2 Cash used by investing activities

Cash used by investing activities decreased by $421 million in 2010 when compared to 2009, principally due to lower capital expenditures and an acquisition in 2009.

Capital expenditures	Years ended December 31
($ millions, except capital intensity)	2010	2009	Change
Wireless segment	463	770	(39.9)%
Wireline segment	1,258	1,333	(5.6)%
Total capital expenditures	1,721	2,103	(18.2)%
EBITDA less capital expenditures (1)	1,922	1,388	38.5%
Capital intensity (2) (%)	18	22	(4	)pts.

(1)    See Section 11.1 EBITDA for the calculation and description.

(2)    Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Total capital expenditures decreased by $382 million in 2010 when compared to 2009. EBITDA less capital expenditures increased by $534 million in 2010 when compared to 2009.

•      Wireless segment

Capital expenditures decreased by $307 million in 2010 when compared to 2009 due to the major activity in the prior year to construct the HSPA+ network, which was substantially completed and launched in November 2009, as well as lower expenditures for the mature CDMA network. This was partly offset by new expenditures for increased capacity as well as the HSPA+ dual-cell technology project begun in the second half of 2010 that is expected to approximately double the data download speed of the network. (See Section 2 — Building national capabilities.)

Wireless capital intensity decreased to 9% in 2010 from 16% in 2009. Wireless cash flow (EBITDA less capital expenditures) was $1,568 million in 2010, up by $405 million or 35% year-over-year.

•      Wireline segment

Capital expenditures decreased by $75 million in 2010 when compared to 2009, due to lower expenditures for the largely completed ADSL2+ network technology upgrade, partly offset by increased expenditures for TELUS Optik TV, VDSL2 and gigabit passive optical network (GPON) technology, pushing fibre deeper into the network and shortening loop lengths from the home, as well as efficiency initiatives including service delivery improvement, workforce management and purchase of a leased building to facilitate consolidation of contact centre real estate space.

Wireline capital intensity remained at 26% in 2010, unchanged from 2009. Wireline cash flow (EBITDA less capital expenditures) improved to $354 million in 2010, up by $129 million or 57% year-over-year.

7.3 Cash (used) provided by financing activities

Net cash used by financing activities increased by $124 million in 2010 when compared to 2009.

•      Cash from Common Shares and Non-Voting Shares issued was $15 million in 2010 as compared to $1 million in 2009.

•      Cash dividends paid to holders of Common Shares and Non-Voting Shares were $473 million in 2010, comprised of dividends declared net of amounts reinvested in TELUS Non-Voting Shares issued from treasury at a 3% discount under the Company’s dividend reinvestment and share purchase (DRISP) program. In 2009, cash dividend payments were $602 million and no shares were issued from treasury in respect of reinvested dividends. Effective March 1, 2011, TELUS will change the practice of issuing shares from treasury at a 3% discount and switch to purchasing shares from the open market with no discount (see Section 4.3).

•      Bank facilities and commercial paper

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. In 2010, commercial paper was reduced by $363 million to $104 million at December 31, 2010. No amounts were drawn against the 2012 credit facility at December 31, 2010 (unchanged from December 31, 2009).

In 2009, commercial paper increased by $35 million to $467 million at December 31, while net amounts drawn on the 2012 credit facility were reduced by $980 million to $nil in the second quarter of 2009, primarily as a result of the successful Note issue in May 2009.

•      Maturity and repayment of smaller debt issues in 2010

The Company repaid $50 million for matured 12% TCI Debentures in May 2010 and $30 million for matured 11.5% TCI First Mortgage Bonds in July 2010.

•      Long-term debt issue in July 2010 with early partial redemption of U.S. dollar Notes in September 2010

On July 23, 2010, the Company successfully closed a public offering of 5.05%, Series CH Notes maturing in July 2020, for gross proceeds of $1 billion. These Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to the greater of (i) the present value of the Notes discounted at the Government of Canada yield plus 47 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

Net proceeds of approximately $993 million were used to fund the early partial redemption of U.S.$607 million of the Company’s publicly held U.S. dollar, 8% Notes with a June 2011 maturity, as well as payments to terminate cross currency interest rate swaps associated with the redeemed Notes. The U.S. dollar Notes have an effective interest rate of approximately 8.5%. The early redemption resulted in a third quarter, pre-tax charge of $52 million, or after tax, approximately $37 million or 12 cents per share.

These financing activities, as well as a similar Note issue and early partial redemption in December 2009, reduced the face value of long-term debt maturing in June 2011 by approximately U.S.$1.2 billion and extended the average maturity of long-term debt to 5.7 years at December 31, 2010 (five years at December 31, 2009).

•      Long-term debt issues in May and December 2009 with early partial redemption of U.S. dollar Notes in December 2009

The comparative consolidated statement of cash flows for 2009 reflects a successful $700 million public offering in May of 4.95%, Series CF Notes maturing in May 2014. In December, the Company also successfully closed a $1 billion public offering of 5.05%, Series CG Notes maturing in December 2019. The net proceeds of the December issue were used to fund the early partial redemption of U.S.$577 million of the Company’s publicly held U.S. dollar, 8% Notes with a June 2011 maturity, as well as payments to terminate cross currency interest rate swaps associated with the redeemed Notes.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or years ended, December 31	2010	2009	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	6,869	7,312	(443)
Total capitalization – book value	15,088	14,959	129
EBITDA – excluding restructuring costs	3,717	3,681	36
Net interest cost	510	532	(22)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	93	87	6	pts.
Average term to maturity of debt (years)	5.7	5.0	0.7
Net debt to total capitalization (%) (1)(2)	45.5	48.9	(3.4	)pts.
Net debt to EBITDA – excluding restructuring costs (1)(2)	1.8	2.0	(0.2)
Coverage ratios (times) (1) (2)
Earnings coverage	3.8	3.1	0.7
EBITDA – excluding restructuring costs interest coverage	7.3	6.9	0.4
Other measures (2)
Free cash flow ($ millions) (3)	947	485	462

Dividend payout ratio (1) of adjusted net earnings (%)	65	67	(2	)pts.
Dividend payout ratio (1) (%)	65	61	4	pts.

(1)    See Section 11.4 Definition and calculation of liquidity and capital resource measures.

(2)    See Section 8.2.4 for pro forma differences in measures under IFRS for fiscal 2010.

(3)    See Section 11.2 Free cash flow for the definition and calculation.

The decrease in Net debt at December 31, 2010, as compared to one year earlier, includes maturity and repayment of $80 million of long-term debt in 2010, a reduction in commercial paper, reduced proceeds from securitized accounts receivable and partial redemption of U.S. dollar Notes in September 2010, offset by a Note issue in July 2010. The $129 million increase in total capitalization resulted from increased retained earnings and Non-Voting Share capital, partly offset by lower net debt.

The proportion of debt on a fixed-rate basis was 93% at December 31, 2010, up from 87% one year earlier primarily due to lower outstanding commercial paper. The average term to maturity of debt was 5.7 years at December 31, 2010, up from 5.0 years at December 31, 2009, primarily due to the 10-year Note issue in July 2010 and the early partial redemption in September 2010 of U.S. dollar Notes due June 1, 2011.

The earnings coverage ratio was 3.8 times in 2010, up from 3.1 times in 2009. A decrease in long-term interest expense, including losses on long-term debt redemption, increased the ratio by 0.6, and higher income before income taxes and long-term interest expense increased the ratio by 0.1.

The EBITDA (excluding restructuring costs) interest coverage ratio for 2010 was 7.3 times, up from 6.9 times in 2009, due mainly to lower redemption premiums on long-term debt and higher EBITDA before restructuring costs, partly offset by net interest costs including lower interest income from tax settlements. The ratios, adjusted to exclude losses on redemption of debt of $52 million in 2010 and $99 million in 2009, were 7.8 times and 8.5 times, respectively, in 2010 and 2009.

Free cash flow (FCF) increased by $462 million in 2010 when compared to 2009. The increase resulted mainly from lower capital expenditures, higher EBITDA excluding restructuring costs and lower interest paid, partly offset by higher income tax payments and lower interest received on the settlement of prior years’ tax matters. See FCF details in Section 11.2.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to provide reasonable access to capital markets.

TELUS’ long-term financial policies and guidelines are:

•      Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at December 31, 2010 was 1.8 times.

•      Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The current guideline was approved by the Board on May 4, 2010, and signals management and Board confidence in the outlook of the Company. The previous guideline was 45 to 55%.

7.5 Credit facilities

At December 31, 2010, TELUS had available liquidity exceeding $1.8 billion from unutilized credit facilities, as well as availability of $100 million under its accounts receivable securitization program (see Section 7.6), consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at December 31, 2010

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	—	(117)	(104)	1,779
Other bank facilities	—	61	(2)	(3)	—	56
Total	—	2,061	(2)	(120)	(104)	1,835

(1)    Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.8 to 1 at December 31, 2010) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 7.3 to 1 at December 31, 2010) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets and goodwill for accounting purposes. See Business policy assessment in Section 8.2.5 for discussion of the covenants after TELUS’ changeover to IFRS on January 1, 2011. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of February 24, 2011.

Balance of proceeds from securitized receivables ($ millions)	2010, Dec. 31	2010, Sept. 30	2010, June 30	2010, Mar. 31	2009, Dec. 31	2009, Sept. 30	2009, June 30	2009, Mar. 31
	400	400	400	400	500	400	400	300

7.7 Credit ratings

TELUS believes its adherence to its stated financial policies and resulting investment grade credit ratings, coupled with its efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets. (See Section 10.6 Financing and debt requirements.)

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments (Note 5 of the Consolidated financial statements)

The Company’s financial instruments and the nature of risks that they may be subject to are set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Cash and temporary investments	X		X	X
Accounts receivable	X		X
Accounts payable		X	X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Foreign exchange derivatives(1)	X	X	X
Share-based compensation derivatives(1)	X	X			X
Cross currency interest rate swap derivatives(1)	X	X	X	X

(1)    Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Credit risk

Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with governments, major financial institutions that have been accorded strong investment grade ratings by a primary rating agency, and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations. As at December 31, 2010, the weighted average life of past-due customer accounts receivable is 59 days (2009 — 72 days).

The Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The provision for doubtful accounts is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the provision for doubtful accounts.

Aside from the normal customer accounts receivable credit risk associated with its retained interest, the Company has no continuing exposure to credit risk associated with its trade receivables, which are sold to an arm’s-length securitization trust.

Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit-risk-related contingent features.

Liquidity risk

As a component of capital structure financial policies, discussed under Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining a daily cash pooling process, which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

The Company has significant debt maturities in future years. As at December 31, 2010, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $2 billion of debt or equity securities. The Company has credit facilities available, including a $2 billion facility until 2012 (see Section 7.5 Credit facilities). The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payment at maturity.

Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities, it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, the related future cash flows do not change due to changes in market interest rates.

Other price risk

If the balance of short-term investments includes equity instruments, the Company would be exposed to equity price risks. The Company is exposed to equity price risks arising from long-term investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options and fix the Company’s cost associated with its restricted stock units.

Market risk

Net income and other comprehensive income for the years ended December 31, 2010 and 2009, could have varied if the Canadian dollar to U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk, interest rate risk and other price risk arising from share-based compensation is shown in Note 5(g) of the Consolidated financial statements.

Fair value

The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets. The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities.

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

Commitments and contingent liabilities

Contractual obligations

The Company’s known contractual obligations at December 31, 2010, are quantified in the following table. Interest obligations are included in long-term debt maturities. See Capabilities - Section 4.3 Liquidity and capital resources for a chart of long-term debt principal maturities through 2025.

	Long-term debt maturities (1)				Other long-
($ millions)	All except capital leases	Capital leases	Operating leases (2)	Purchase obligations (3)	term obligations (4),(5)	Total
2011	1,488	8	285	1,291	19	3,091
2012	701	—	253	833	42	1,829
2013	583	—	235	360	31	1,209
2014	958	—	214	102	21	1,295
2015	851	—	200	92	22	1,165
Thereafter	4,266	—	1,146	526	185	6,123
Total	8,847	8	2,333	3,204	320	14,712

(1)    Where applicable, debt maturities reflect hedged foreign exchange rates as at December 31, 2010. Interest payment cash outflows in respect of commercial paper have been calculated based on rates in effect as at December 31, 2010.

(2)    Of the total minimum operating lease payments of $2,333 million, $2,291 million was in respect of land and buildings; approximately 57% was in respect of the Company’s five largest operating leases, all of which were for office premises over various terms, with expiry dates that range between 2016 and 2026. See Note 20(a) of the Consolidated financial statements for further details on operating leases.

(3)    Where applicable, purchase obligations reflect foreign exchange rates as at the current year-end, December 31, 2010. Purchase obligations include future operating and capital expenditures that have been contracted for as at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

(4)    Items that do not result in a future outlay of economic resources, such as deferred gains on sale-leasebacks of buildings and deferred customer activation and connection fees, have been excluded.

(5)    Uncertain income tax positions that could result in current income taxes being payable have been, or will be, substantially funded over the next 12 months.

Guarantees (Note 20(c) of the Consolidated financial statements)

Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. As at December 31, 2010, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share is 40% through May 2011 and then 15% in the final five years, ending May 2016. As well, should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. As at December 31, 2010, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss cannot be readily determined currently. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items disclosed in Note 20(d) of the Consolidated financial statements and Section 10.9 Litigation and legal matters.

7.9 Outstanding share information

The total number of outstanding and issuable shares in the following table assumes full conversion of outstanding options and shares reserved for future option grants, at January 31, 2011.

Outstanding shares (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at December 31, 2010	174.9	147.5	322.4	(1)
Outstanding shares at January 31, 2011	174.9	148.9	323.8
Options outstanding and issuable (2) at January 31, 2011	—	29.2	29.2
Outstanding and issuable shares at January 31, 2011	174.9	178.1	353.0

(1)    For the purposes of calculating diluted earnings per share, the number of shares was 321.0 million in 2010.

(2)    Assuming full conversion and ignoring exercise prices.

Outstanding shares at January 31, 2011, include an increase of approximately 1.25 million TELUS Non-Voting Shares issued from treasury under the DRISP for the dividend paid on January 4, 2011. The DRISP participation rate was approximately 32% for the January 4 dividend. TELUS will discontinue the current practice of the issuance of shares from treasury at a 3% discount for reinvesting dividends, and will commence purchases on the open market without discount, effective March 1, 2011. (See Section 4.3.)

8.     Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

TELUS’ significant accounting policies are described in Note 1 of the Consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates. Management’s estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s critical accounting estimates are described below and are generally discussed with the Audit Committee each quarter, and refer to Canadian GAAP and IFRS-IASB where noted.

General

•      The Company has considered in determining its critical accounting estimates, trends, commitments, events or uncertainties that it reasonably expects to materially affect the methodology or assumptions, subject to the items identified in the Caution regarding forward-looking statements section of this MD&A.

•      In the normal course, changes are made to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in the Company’s credit ratings, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimates, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a valid range of estimates.

•      All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated statements of income and other comprehensive income line items: Income taxes (except for estimates about goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable); Current liabilities (Income and other taxes payable and Current portion of future income taxes (as currently reported)); Future income tax liabilities (Deferred income tax liabilities under IFRS-IASB); and Common Share and Non-Voting Share equity (retained earnings). The discussion of each critical accounting estimate does not differ between the Company’s two segments, wireless and wireline, unless explicitly noted.

•      For fiscal year 2010, critical accounting estimates affected line items on the Consolidated statements of income and other comprehensive income, and line items on the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income
Operating expenses
Consolidated statements of financial position	Operating revenues	Operations	Depreciation	Amortization of intangible assets	Other expense, net
Accounts receivable		X
Inventories		X
Property, plant and equipment, net			X
Intangible assets, net, and Goodwill, net (1)				X
Investments					X
Price cap deferral account
Advance billings and customer deposits	X
Other long-term liabilities	X
Employee defined benefit pension plans		X	X (2)	X (2)

(1)    Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company’s wireless segment.

(2)    Accounting estimate impact due to internal labour capitalization rates.

•      After changeover to IFRS on January 1, 2011, described and illustrated in Section 8.2, the Company’s critical accounting estimates affect line items on the Consolidated statements of income and other comprehensive income items, and line items on the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income (IFRS-IASB)
Other comprehensive income (Item
		Operating expenses				never
Consolidated statements of financial position (IFRS-IASB)	Operating revenues	Goods and services purchased	Employee benefits expense	Depreciation	Amortization of intangible assets	subsequently reclassified to income)
Accounts receivable		X
Short-term borrowings (securitized accounts receivable)		X
Inventories		X
Property, plant and equipment, net				X
Intangible assets, net, and Goodwill, net (1)					X
Investments	X
Price cap deferral account
Advance billings and customer deposits	X
Provisions (non-current liabilities)	X
Employee defined benefit pension plans			X	X (2)	X (2)	X

(1)    Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company’s wireless cash generating unit.

(2)    Accounting estimate impact due to internal labour capitalization rates.

Accounts receivable

General

•                 The Company considers the business area that gave rise to the accounts receivable, performs statistical analysis of portfolio delinquency trends and performs specific account identification when determining its allowance for doubtful accounts. This information is also used in conjunction with current market-based rates of borrowing to determine the fair value of its residual cash flows arising from accounts receivable securitization. The fair value of the Company’s residual cash flows arising from the accounts receivable securitization is also referred to as its retained interest. As described further in Section 8.2.1, proceeds from the sale of accounts receivable are recorded as Short-term borrowings under IFRS-IASB, rather than a reduction of Accounts receivable (or de-recognition) under Canadian GAAP.

•                 Assumptions underlying the allowance for doubtful accounts include portfolio delinquency trends and specific account assessments made when performing specific account identification. Assumptions underlying the determination of the fair value of residual cash flows arising from accounts receivable securitization include those developed when determining the allowance for doubtful accounts as well as the effective annual discount rate.

•                 These accounting estimates are in respect of the Accounts receivable line item on the Company’s Consolidated statements of financial position comprising approximately 5% of Total assets as at December 31, 2010 (4% as at December 31, 2009). Based on unaudited pro forma IFRS-IASB financial information, Accounts receivable are approximately 7% of Total assets at December 31, 2010 (approximately 6% at January 1, 2010). If the future were to adversely differ from management’s best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, the Company could experience a bad debt charge in the future. Such a bad debt charge does not result in a cash outflow.

Key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization

•                 The estimate of the Company’s fair value of its retained interest could materially change from period to period due to the fair value estimate being a function of the amount of accounts receivable sold, which can vary on a monthly basis. See Note 14 of the Consolidated financial statements for further analysis.

The allowance for doubtful accounts

•                 The estimate of the Company’s allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of accounts receivable, which can vary on a month-to-month basis. The variance in the balance of accounts receivable can arise from a variance in the amount and composition of operating revenues, from a variance in the amount of accounts receivable sold to the securitization trust and from variances in accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

•                 The Company determines its allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

•                 Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. The estimate of the Company’s allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and consumer acceptance of those products.

•                 This accounting estimate is in respect of the Inventories line item on the Company’s Consolidated statements of financial position, which comprises approximately 1% of Total assets at December 31, 2010 and 2009. Based on unaudited pro forma IFRS-IASB financial information, Inventories are approximately 1% of Total assets at December 31 and January 1, 2010. If the allowance for inventory obsolescence were inadequate, the Company could experience a charge to operations expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Property, plant and equipment, net; Intangible assets, net; and Goodwill, net

General

•                 The Property, plant and equipment, net, line item on the Company’s Consolidated statements of financial position represents approximately 39% of Total assets, as at December 31, 2010 (40% as at December 31, 2009). Based on unaudited pro forma IFRS-IASB financial information, Property, plant and equipment, net, is approximately 40% of Total assets at December 31 and January 1, 2010.

•                 The Intangible assets, net, line item represents approximately 26% of Total assets, as at December 31, 2010 (27% as at December 31, 2009). Included in Intangible assets, wireless spectrum licences represent approximately 20% of Total assets, as at December 31, 2010 and 2009. Based on unaudited pro forma IFRS-IASB financial information,

Intangible assets are approximately 31% of Total assets at December 31, 2010 (approximately 32% at January 1, 2010), with included wireless spectrum licences being approximately 25% of Total assets at December 31 and January 1, 2010.

•                 The Goodwill line item represents approximately 18% of Total assets, as at December 31, 2010 (19% as at December 31, 2009). Based on unaudited pro forma IFRS-IASB financial information, Goodwill represents approximately 18% of Total assets at December 31 and January 1, 2010.

•                 If TELUS’ estimated useful lives of assets were incorrect, it could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to adversely differ from management’s best estimate of key economic assumptions and associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges in respect of its property, plant and equipment assets, its intangible assets or its goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, the Company could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect the Company’s immediate liquidity.

The estimated useful lives of assets; the recoverability of tangible assets

•                 The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of tangible assets is significantly impacted by the estimated useful lives of assets.

•                 Assumptions underlying the estimated useful lives of assets include the life cycle of technology, competitive pressures and future infrastructure utilization plans.

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

•                 The carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment and this test represents a significant estimate for the Company.

•                 There is a material degree of uncertainty with respect to the estimates of the reporting units’ fair values given the necessity of making key economic assumptions about the future. The fair value calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples.

•                 See Note 16(d) of the Consolidated financial statements for further discussion of methodology and sensitivity testing.

Investments

The recoverability of long-term investments

•                 The Company assesses the recoverability of its long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

•                 The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. The estimate of the Company’s recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (the Company does not control the investees).

•                 If the allowance for recoverability of long-term investments were inadequate, the Company could experience an increased charge to Other operating income in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow.

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits

•                 Assumptions underlying the composition of income tax assets and liabilities, including the amount of unrecognized tax benefits, are based upon an assessment of tax positions as to whether, on their technical merit, they are more likely than not of being sustained upon examination, and then an estimate of the amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with taxing authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation.

•                 Current income tax assets and liabilities are estimated based upon the amount of tax that is calculated as being owed to taxing authorities, net of periodic instalment payments. Future income tax liabilities are comprised of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities as well as the tax effect of undeducted tax losses. The timing of the reversal of the temporary differences is estimated and the tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities, as well as the amount of undeducted tax losses, are based upon the assessment of tax positions and measurement of tax benefits as noted

above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

•                 This accounting estimate is in respect of material asset and liability line items on the Company’s Consolidated statements of financial position comprising less than 1% of Total assets and approximately 9% of Total liabilities and owners’ equity at December 31, 2010 and 2009. Based on unaudited pro forma IFRS-IASB financial information, this accounting estimate is in respect of material asset and liability line items comprising less than 1% of Total assets and approximately 9% of Total liabilities and owners’ equity at December 31 and January 1, 2010. If the future were to adversely differ from management’s best estimate of the likelihood of tax positions being sustained, the amount of tax benefit that is greater than 50% likely of being realized, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, the Company could experience material future income tax adjustments. Such future income tax adjustments could result in an acceleration of cash outflows at an earlier time than might otherwise be expected.

Advance billings and customer deposits / Other long-term liabilities (Provisions under IFRS-IASB)

The accruals for CRTC deferral account liabilities

•                 The deferral account concept was introduced by the CRTC in 2002, requiring the Company to maintain rates for residential basic services provided in non-high cost serving areas, rather than lower the rates, and defer the income statement recognition of a portion of the monies received in a deferral account, from June 2002 to May 2006. The use of deferral account funds was restricted and subject to a number of court appeals including appeals to the Supreme Court of Canada by consumer interest groups, Bell Canada and TELUS. The Supreme Court dismissed all appeals in September 2009.

On August 31, 2010, in Telecom Decision 2010-639, the CRTC finalized the deferral account balance for TELUS and issued its determination on the use of the Company’s deferral account funds. The CRTC also determined that the deferral accounts should have continued to accrue interest in 2010, whereas TELUS had accrued interest to May 31, 2006. This resulted in TELUS recording an additional $15 million charge in Financing costs in the third quarter of 2010. The Company is supporting Bell Canada’s request to the CRTC to review and vary the determination of interest, since consumer group court appeals and the extended Commission review process for communities proposed by the ILECs for broadband expansion contributed to the delay in the CRTC’s decision on the disposition of the deferral account balance.

The CRTC directed TELUS to rebate approximately $54 million to residential customers in non-high cost serving areas (urban areas), allowing the Company flexibility in the method of rebate, including promotional offerings for related or unrelated products or services of greater value than a cash rebate — such promotions to be concluded by the end of February 2011. The CRTC also approved that the remaining deferral account balance of $111 million be used to: (i) expand broadband services to 159 rural and remote communities in Alberta, British Columbia and Eastern Quebec over a period ending in 2014; and (ii) improve accessibility of telecommunications services for individuals with disabilities.

•                 The balance of the deferral account was $162 million at December 31, 2010. The critical accounting estimates for extinguishing the balance of the deferral account that are uncertain at the time of making the estimate include determining over what period of time qualifying deferred amounts will be recognized in the Company’s Consolidated statements of income and comprehensive income. The balance of the deferral account not rebated to customers will be used to build and provide broadband services in remote and rural areas, as well as for accessibility initiatives. Such amounts will be recognized in revenues over a period extending beyond 2014, but will not be accompanied by corresponding cash inflows. Rebates refunded to customers from the deferral account were expected to be completed by the end of the first quarter of 2011 and do not impact TELUS’ Net income.

•                 This accounting estimate is in respect of an item within the Advance billings and customer deposits and Other long-term liabilities line items on TELUS’ Consolidated statements of financial position. The total deferral account balance comprised less than 1% of Total liabilities and owners’ equity at December 31, 2010 and 2009. Based on unaudited pro forma IFRS-IASB financial information, this accounting estimate resides within the Advance billings and customer deposits and non-current Provisions line items and comprises less than 1% of Total liabilities and owners’ equity at December 31 and January 1, 2010.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

•                 The Company reviews industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Defined benefit pension costs are also affected by the quantitative methods used to determine estimated returns on pension plan assets. Actuarial support is obtained for interpolations of experience gains and losses that affect the defined benefit pension costs and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed term investments, and is set annually at the end of each calendar year, based upon yields on long-term corporate bond indices in consultation with actuaries. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

•                 Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: discount rates, long-term rates of return for plan assets, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 13 of the Consolidated financial statements for further analysis.

•                 This accounting estimate is in respect of a component of the Operating expenses line item on the Company’s Consolidated statements of income and other comprehensive income. If the future were to adversely differ from management’s best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, the Company could experience future increased (or decreased) defined benefit pension expense. In any given reporting period, actual returns on plan assets are likely to vary from the expected long-term rate of return, resulting in fluctuations in Other comprehensive income — Item never subsequently reclassified to income.

8.2 Accounting policy developments

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that results in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB), over a transitional period to be complete by 2011. This section discusses the Company’s expectations regarding the changeover to IFRS-IASB. The term IFRS used in this MD&A is an abbreviation of IFRS-IASB.

There can be no guarantee that the International Accounting Standards Board will not make further pronouncements, and that the Canadian Accounting Standards Board will also not adopt further pronouncements, before the Consolidated financial statements as at December 31, 2011, are prepared. Consequently, there can be no guarantee that the standards used to prepare information in this Section will not differ from those used to prepare the Consolidated financial statements for the year ended December 31, 2011, and that the effects described and quantified below will not change.

Key dates:

•                 January 1, 2010 (transition date): An opening statement of financial position according to IFRS was prepared, as at this date, to facilitate the changeover to IFRS reporting in 2011. TELUS reported its fiscal 2010 and comparative 2009 results according to Canadian GAAP.

•                 January 1, 2011 (changeover date): The date after which TELUS will prepare and report interim and annual 2011 financial statements with 2010 comparatives according to IFRS.

As activities consistent with Canadian GAAP being converged with IFRS-IASB, the Company previously adopted new recommendations for Goodwill and intangible assets (CICA Handbook Section 3064), Business combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601), Non-controlling interests (CICA Handbook Section 1602), financial instrument disclosure and presentation (CICA Handbook Sections 3862 and 3863), and Inventories (CICA Handbook Section 3031).

The remainder of this section is comprised of:

•      Section 8.2.1 — Explanation of transition to IFRS-IASB

•      Section 8.2.2 — Quantified effects on consolidated statements of financial position

•      Section 8.2.3 — Quantified effects on consolidated statement of income and other comprehensive income

•      Section 8.2.4 — Effects on other measures

•      Section 8.2.5 — Changeover status.

8.2.1 Explanation of the transition to IFRS-IASB

The transition to IFRS requires the Company to apply IFRS 1 (First-Time Adoption of International Financial Reporting Standards), which sets out the procedures for preparing IFRS-compliant financial statements in the first reporting period after the changeover date. IFRS 1 applies only at the time of changeover and includes a requirement for retrospective application of each standard as if they were always in effect. IFRS 1 also provides a series of optional exemptions from retrospective application to ease the transition to the full set of IFRS.

The Company has also determined the areas where changes in accounting policy are expected. The following table discusses qualitative transition effects and quantifies the impacts, net of applicable income tax, on Owners’ equity at the transition date and on Net income for the year ended December 31, 2010.

Effects of transition
Unaudited pro forma effect on Net income (Section 8.2.3)
Unaudited pro forma effect on Owners’ equity (Section 8.2.2)

Topic	Description and impacts ($ millions — increase (decrease))		As at Jan. 1, 2010	Year ended Dec. 31, 2010
Employee benefits — defined benefit plans • Recognition of cumulative unamortized actuarial gains and losses, past service costs, and transitional obligations and assets at the transition date

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to recognize cumulative unamortized actuarial gains and losses at the transition date as an adjustment to Retained earnings on the same date.

In addition, as part of the retrospective application of IAS 19, all vested past service costs and transitional obligations and assets at the transition date were similarly adjusted through Retained earnings at the transition date.

	As at January 1, 2010
	Other long-term assets	(1,314)
	Other long-term liabilities	142
	Deferred income tax liability	(379)
	Retained earnings	(1,077)	(1,077)

• Recognition of ongoing actuarial gains and losses

Difference from Canadian GAAP; ongoing impact: IFRS currently allows an accounting policy choice for recognition of actuarial gains and losses arising subsequent to the transition date. The Company has chosen to charge all actuarial gains and losses to Other comprehensive income, consistent with changes proposed in an exposure draft for employee benefits — recognition and measurement of actuarial gain or losses for defined benefit plans. The exposure draft proposes to eliminate other choices for recognizing ongoing actuarial gains and losses.

Canadian GAAP required that the excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and fair value of the plan assets was to be amortized over the expected average remaining service periods of active employees of the plan, as were past service costs and transitional assets and liabilities.

	Year ended December 31, 2010
	Employee benefits expense	(39)
	Income taxes	10
	Net income	29		29

Impairment of assets

Difference from Canadian GAAP: IFRS requires that increases in recoverable amounts of impaired assets subsequent to the time of impairment be recognized as an impairment reversal (except for goodwill), but only to the extent that the resulting carrying amount would not exceed the carrying amount that would have existed had an impairment amount not initially been recognized. Canadian GAAP did not allow for increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized.

IFRS requires, given the Company’s facts and circumstances, that the Company’s spectrum licences be assessed for impairment as a part of the Wireless cash-generating unit. The result is that the $910 million impairment recorded by the Company in 2002 would not have been required under IFRS. Previously, given the Company’s facts and circumstances, the application of Canadian GAAP resulted in the Company’s spectrum licences being assessed for impairment separately.

Transition date impact: In addition to impairment reversals, IFRS transitional rules require the amortization cessation for intangible assets with indefinite lives to be accounted for retrospectively with the result being the reversal of the amortization previously recorded under Canadian GAAP. When Canadian GAAP introduced impairment of assets for intangible assets with indefinite lives, it concurrently ceased requiring their amortization on a prospective basis and thus $108 million of associated amortization recorded to then by the Company was not reversed. The Company has also recorded impairment reversals, net of accumulated depreciation of $91 million at the transition date for certain property, plant and equipment impairments recorded by predecessor companies.

	As at January 1, 2010
	Property, plant and equipment, net	91
	Intangible assets, net (impairment reversal)	910
	Intangible assets, net (amortization reversal)	108
	Deferred income tax liability	281
	Retained earnings	828	828

Effects of transition
Unaudited pro forma effect on Net income (Section 8.2.3)
Unaudited pro forma effect on Owners’ equity (Section 8.2.2)

Topic	Description and impacts ($ millions — increase (decrease))		As at Jan. 1, 2010	Year ended Dec. 31, 2010

Ongoing impact: The transition date impairment reversal for property, plant and equipment impairment recorded in predecessor companies results in a minor increase in depreciation expense. Volatility in Net income could result from periodic impairment tests, should the facts support a future impairment.

	Year ended December 31, 2010
	Depreciation	5
	Income taxes	(1)
	Net income	(4)		(4)

Sale of accounts receivable

Difference from Canadian GAAP: IFRS does not permit de-recognition of the accounts receivable sold to an arm’s-length securitization trust, given the Company’s facts and circumstances. IFRS considers the sale proceeds to be short-term borrowings of the Company. Canadian GAAP de-recognized accounts receivable sold to the arm’s-length securitization trust with which the Company transacts.

Transition date impact: Proceeds from the sale of accounts receivable under the Company’s accounts receivable securitization agreement are recorded as short-term borrowings, rather than a reduction of Accounts receivable (or de-recognition).

	As at January 1, 2010
	Accounts receivable	501
	Short-term borrowings	500
	Accounts payable and accrued liabilities	(1)
	Income and other taxes payable	1
	Retained earnings	1	1

	Ongoing impact: Accounts receivable securitization expenses of $8 million for the year ended December 31, 2010, are included in Financing costs under IFRS, rather than in Other expense under Canadian GAAP.			—

Leasing (sales and leaseback transactions)

Difference from Canadian GAAP: The Company sold and leased-back certain non-strategic buildings, primarily in 2000 and 2001. IFRS requires that, where the original sale was at fair value, the gain be recognized in income immediately. Canadian GAAP required that gains arising on sales and leaseback transactions be deferred and amortized over the term of the resulting lease.

Transition date impact: A portion of gains deferred under Canadian GAAP will be recognized at the transition date as an increase in opening Retained earnings.

	As at January 1, 2010
	Accounts payable	(6)
	Other long-term liabilities	(31)
	Deferred income tax liability	7
	Retained earnings	30	30

	Ongoing impact: Amortization of deferred gains under IFRS will be reduced for the portion of gains recognized at the transition date under IFRS.

	Year ended December 31, 2010
	Goods and services purchased	12
	Income taxes	(3)
	Net income	(9)		(9)

Asset retirement obligations (Decommisioning liabilities included in the cost of property, plant and equipment)

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to apply the relevant IFRS standard (IFRIC 1) prospectively effective the date of transition to IFRS due to its small impact. Had the Company not taken the exemption, it would have been required to retrospectively calculate changes over the life of each obligation. A change in the discount rate used to record pre-existing asset retirement obligations at the transition date is as follows:

	As at January 1, 2010
	Property, plant and equipment	12
	Non-current liabilities — provisions	21
	Deferred income tax liability	(2)
	Retained earnings	(7)	(7)

Difference from Canadian GAAP: IFRS requires that the pre-existing asset retirement obligation balance be re-valued every reporting period using the then current discount rates and the associated discount accretion is to be included as a component of Financing costs. Canadian GAAP did not adjust the pre-existing discounted asset retirement obligation balance for changes in discount rates, and the associated discount accretion was included in Operations expenses.

Ongoing impact: The result is a $4 million decrease in Operating expenses offset by a $4 million increase in Financing costs, as well as a $1 million increase in Depreciation expense for the year ended December 31, 2010.

				(1)

Effects of transition
Unaudited pro forma effect on Net income (Section 8.2.3)
Unaudited pro forma effect on Owners’ equity (Section 8.2.2)

Topic	Description and impacts ($ millions — increase (decrease))			As at Jan. 1, 2010	Year ended Dec. 31, 2010
Provisions

Difference from Canadian GAAP; transition date and ongoing impacts: IFRS requires that provisions be presented on the statement of financial position as a distinct line item. Canadian GAAP did not identify provisions as a specific subset of liabilities. At the transition date, as a result of further review and analysis, certain provisions were determined to be more long-term in nature, resulting in Current liabilities decreasing by $22 million and Non-current liabilities increasing by $22 million.

	As at January 1, 2010
	Accounts payable and accrued liabilities		(42)
	Restructuring accounts payable and accrued liabilities		(135)
	Advance billings and customer deposits		(144)
	Provisions — Current liabilities		299
	Other long-term liabilities		(69)
	Provisions — Non-current liabilities		91	—

Income taxes — deferred

Difference from Canadian GAAP; transition date and ongoing impacts: IFRS requires that taxable and deductible temporary differences arising from current assets and current liabilities be classified, respectively, as non-current liabilities and non-current assets. Canadian GAAP classified taxable and deductible temporary differences arising from current assets and current liabilities, respectively, as the current portion of future income tax liabilities and assets, respectively. Deferred income taxes at the transition date also reflect tax impacts of various retrospective adjustments.

	As at January 1, 2010
	Other long-term assets	(2)
	Income and other taxes payable	(9)
	Current portion of deferred income taxes	(294)
	Deferred income tax liability	296
	Retained earnings	5		5

Income	Year ended December 31, 2010
taxes	Income taxes	1
	Net income	(1)			(1)

Cumulative translation differences

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to deem cumulative translation differences for all foreign operations to be zero, resulting in a reclassification of cumulative foreign currency translation losses from Accumulated other comprehensive income to Retained earnings. Had the Company not taken the exemption, the standard would have been retroactively applied to the date each foreign subsidiary was acquired or formed.

	As at January 1, 2010
	Retained earnings	(19)
	Accumulated other comprehensive income	19		—
	Total effects			(220)	14

Additional optional exemptions and policies with insignificant or no quantified impact

Topic	Description
Business combinations

IFRS 1 optional exemption taken: Yes.

As adopted by the Company, Canadian GAAP in respect of business combinations, consolidation and non-controlling interests was aligned with IFRS effective January 1, 2009. Business combinations prior to that date are measured differently.

Fair value or revaluation as deemed cost

IFRS 1 optional exemption taken: No.

Transition date impact: The Company has chosen to measure its property, plant and equipment and intangible assets at historical cost.

Ongoing impact: For post-transition periods, IFRS allows the Company to choose whether to use the revaluation model or historical cost model. The Company has chosen to continue use of the historical cost model for each class of asset.

Share-based payment transactions

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to apply the relevant standard (IFRS 2) only to share option awards made subsequent to 2001 and to modification of outstanding share option awards subsequent to 2001 (which results in no difference from past application of Canadian GAAP).

Borrowing costs

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to apply the relevant standard (IAS 23) prospectively effective the date of transition to IFRS due to its small impact.

International Financial Reporting Standards that are mandatory at the changeover date have been finalized, however, the IASB’s work plan currently has projects underway that are expected to result in new pronouncements that continue to evolve IFRS. The IASB is reviewing the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets,

with the intention of replacing it with a new standard in 2011. The IASB is also expected to review the IAS 12 standard for income taxes and develop proposals for changes. The existing IAS 12 standard is applicable to TELUS’ transition.

In April 2010, the IASB issued an exposure draft pertaining to employee benefits, specifically the recognition of actuarial gains or losses for defined benefit plans. The exposure draft proposes to eliminate the corridor method for recognition of actuarial gains or losses. The Company’s elected accounting policy choice of recognizing ongoing actuarial gains or losses in Other comprehensive income is consistent with this exposure draft. The exposure draft also proposes certain recognition, measurement, presentation and disclosure changes. Amendments to the existing standards are currently expected to be finalized in mid-2011 with an unknown effective date for the Company.

In June 2010, the IASB issued an exposure draft pertaining to revenue recognition as part of the joint revenue project with the U.S. Financial Accounting Standards Board (FASB). In August 2010, the IASB issued an exposure draft pertaining to leases as part of the joint leasing project with FASB. The leasing exposure draft proposes the elimination of the distinction between operating leases and finance leases and would introduce a new model for lessees and lessors.

The Company continues to evaluate the possible effects of new standards and exposure drafts, and will monitor the near-term projects that the IASB initiates for income taxes. The ultimate impacts cannot be determined at this time.

8.2.2 Quantified effects on the consolidated statements of financial position

The following tables summarize by topic, the expected IFRS transition impacts on the Company’s Consolidated statements of financial position subtotals and totals, as at January 1 and December 31, 2010.

Consolidated statement of financial position, subtotals and totals - As at January 1, 2010

		Recognition, measurement, presentation and disclosure effects
		Topics (see Section 8.2.1)
($ millions)	As currently reported	Employee benefits (defined benefit plans)	Impairment of assets	Sale of accounts receivable	Leasing (sales and leaseback transactions)	Asset retirement obligations	Provisions	Income taxes	Unaudited pro forma IFRS-IASB
ASSETS
Current assets	1,127	—	—	501	—	—	—	—	1,628
Non-current assets	18,092	(1,314)	1,109	—	—	12	—	(2)	17,897
	19,219	(1,314)	1,109	501	—	12	—	(2)	19,525
LIABILITIES
Current liabilities	2,964	—	—	500	(6)	—	(22)	(303)	3,133
Non-current liabilities	8,680	(237)	281	—	(24)	19	22	296	9,037
	11,644	(237)	281	500	(30)	19	—	(7)	12,170
OWNERS’ EQUITY
Common Share and Non-Voting Share equity	7,554	(1,077)	828	1	30	(7)	—	5	7,334
Non-controlling interests	21	—	—	—	—	—	—	—	21
	7,575	(1,077)	828	1	30	(7)	—	5	7,355
	19,219	(1,314)	1,109	501	—	12	—	(2)	19,525

Consolidated statement of financial position, subtotals and totals - As at December 31, 2010

		Recognition, measurement, presentation and disclosure effects
		Topics (see Section 8.2.1)
($ millions)	As currently reported	Employee benefits (defined benefit plans)	Impairment of assets	Sale of accounts receivable	Leasing (sales and leaseback transactions)	Asset retirement obligations	Provisions	Income taxes	Unaudited pro forma IFRS-IASB
ASSETS
Current assets	1,390	—	—	401	—	—	—	6	1,797
Non-current assets	18,209	(1,504)	1,104	—	—	23	—	(5)	17,827
	19,599	(1,504)	1,104	401	—	23	—	1	19,624
LIABILITIES
Current liabilities	3,949	—	—	400	(7)	—	—	(348)	3,994
Non-current liabilities	7,449	(242)	280	—	(14)	31	—	345	7,849
	11,398	(242)	280	400	(21)	31	—	(3)	11,843
OWNERS’ EQUITY
Common Share and Non-Voting Share equity	8,179	(1,262)	824	1	21	(8)	—	4	7,759
Non-controlling interests	22	—	—	—	—	—	—	—	22
	8,201	(1,262)	824	1	21	(8)	—	4	7,781
	19,599	(1,504)	1,104	401	—	23	—	1	19,624

8.2.3 Quantified effects on the consolidated statement of income and other comprehensive income

The following table illustrates by topic how the transition to IFRS is expected to impact key line items on the consolidated statement of income and other comprehensive income for 2010.

Consolidated statement of income and other comprehensive income — Year ended December 31, 2010

		Effects on key line items (Increase (decrease))
		Presentation effects			Recognition, measurement, presentation and disclosure effects (see topics in Section 8.2.1)
($ millions except per share amounts)	As currently reported	Revenue (1)	Government assistance (2)	Analysis of expenses (3)	Employee benefits — defined benefit plans	Impairment of assets (impairment reversal)	Accounts receivable securitization	Leasing (sales and leaseback transactions)	Asset retirement obligations	Other	Unaudited pro forma IFRS-IASB
OPERATING REVENUES	9,779	(9,779)	—	—	—	—	—	—	—	—	—
Services	—	9,168	(37)	—	—	—	—	—	—	—	9,131
Equipment	—	611	—	—	—	—	—	—	—	—	611
	9,779	—	(37)	—	—	—	—	—	—	—	9,742
Other operating income	—	2	48	—	—	—	—	—	—	—	50
	9,779	2	11	—	—	—	—	—	—	—	9,792
OPERATING EXPENSES
Operations	6,062	—	—	(6,062)	—	—	—	—	—	—	—
Restructuring costs	74	—	—	(74)	—	—	—	—	—	—	—
Goods and services purchased	—	—	—	4,228	—	—	—	12	(4)	—	4,236
Employee benefits expense	—	—	11	1,934	(39)	—	—	—	—	—	1,906
Depreciation	1,333	—	—	—	—	5	—	—	1	—	1,339
Amortization of intangible assets	402	—	—	—	—	—	—	—	—	—	402
	7,871	—	11	26	(39)	5	—	12	(3)	—	7,883
OPERATING INCOME	1,908	2	—	(26)	39	(5)	—	(12)	3	—	1,909
Other expense, net	32	2	—	(26)	—	—	(8)	—	—	—	—
Financing costs	510	—	—	—	—	—	8	—	4	—	522
INCOME BEFORE INCOME TAXES	1,366	—	—	—	39	(5)	—	(12)	(1)	—	1,387
Income taxes	328	—	—	—	10	(1)	—	(3)	—	1	335
NET INCOME	1,038	—	—	—	29	(4)	—	(9)	(1)	(1)	1,052
OTHER COMPREHENSIVE INCOME (4)	54	—	—	—	(214)	—	—	—	—	—	(160)
TOTALCOMPREHENSIVE INCOME	1,092	—	—	—	(185)	(4)	—	(9)	(1)	(1)	892
NET INCOME ATTRIBUTABLE TO COMMON SHARES AND NON-VOTING SHARES	1,034	—	—	—	29	(4)	—	(9)	(1)	(1)	1,048
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE - Basic	3.23	—	—	—	0.09	(0.01)	—	(0.03)	—	(0.01)	3.27
- Diluted	3.22	—	—	—	0.09	(0.01)	—	(0.03)	—	—	3.27

(1)

IFRS requires the disclosure of specific categories of revenue. Canadian GAAP did not provide the same specificity of revenue categorization. In addition, gains on sale of investments and real estate assets of $4 million, net of equity losses in non-affiliates of $2 million, are reclassified to Other operating income from Other expense, net, in accordance with the presentation requirements of IAS 18.

(2)

IFRS requires government assistance amounts to be categorized as Other operating income. Canadian GAAP did not define government assistance to include receipts such as the high-cost serving area portable subsidy. As well, Canadian GAAP allowed for government assistance to be netted against the associated expense as a cost recovery.

(3)

IFRS requires that expenses be presented using either a nature approach or a function approach; the Company has selected the nature approach. Canadian GAAP did not provide the same level of specificity of expense analysis. One effect is the reclassification of charitable and political donations from Other expense, net, to Goods and services purchased.

(4)	IFRS impact reflects actuarial gains and losses for employee defined benefit plans charged to Other comprehensive income, as an item that subsequently will never be reclassified to Net income.

The following summarizes the differences in 2010 by quarter for consolidated Operating revenues, Net income, Total comprehensive income and earnings per share.

Quarterly differences in key line items

($ millions, except per share amounts)	2010 Q4	2010 Q3	2010 Q2	2010 Q1
Operating revenues
As currently reported	2,551	2,455	2,398	2,375
IFRS-IASB (unaudited pro forma)	2,554	2,461	2,400	2,377
Increase under IFRS-IASB	3	6	2	2
Net income
As currently reported	227	247	296	268
IFRS-IASB (unaudited pro forma)	226	251	302	273
Increase (decrease) under IFRS-IASB	(1)	4	6	5
Total comprehensive income
As currently reported	225	285	298	284
IFRS-IASB (unaudited pro forma)	27	489	93	283
Increase (decrease) under IFRS-IASB	(198)	204	(205)	(1)
Net income per Common Share and Non-Voting Share - basic
As currently reported	0.70	0.77	0.92	0.84
IFRS-IASB (unaudited pro forma)	0.70	0.78	0.94	0.85
Increase under IFRS-IASB	—	0.01	0.02	0.01
Net income per Common Share and Non-Voting Share - diluted
As currently reported	0.70	0.76	0.92	0.84
IFRS-IASB (unaudited pro forma)	0.70	0.78	0.94	0.85
Increase under IFRS-IASB	—	0.02	0.02	0.01

The difference in Total comprehensive income under IFRS reflects variability from actuarial gains and losses for employee defined benefit plans, recorded in Other comprehensive income as an item that subsequently will never be reclassified to Net income.

8.2.4 Effects on other measures

The Company does not expect the changeover to have a significant impact on its segmented operating indicators, or consolidated statements of cash flows, policy metrics and other reported measures.

Measures		Expectation or result
Defined benefit plan expenses recognized in Net income		Will be reduced, as shown in the previous section, and will experience lower volatility after changeover, as actuarial gains and losses will be charged to Other comprehensive income.

EBITDA	EBITDA is a non-GAAP measure that after changeover to IFRS is equivalent to Operating income before Depreciation and Amortization expenses

For the year ended December 31, 2010, unaudited pro forma EBITDA is $3,650 million, as compared to $3,643 million currently measured and reported. See Section 11.1 for additional information on the transition differences in the measurement of 2010 EBITDA.

Segmented	Subscriber measures	Unaffected
	Revenue and EBITDA	Not materially affected
	Wireless measures currently reported such as ARPU, COA per gross subscriber addition and Retention spend as a percentage of network revenue	No significant impacts expected

Consolidated statements of cash flows		Presentation differences only

Policy measures	Net debt to EBITDA — excluding restructuring costs	Policy of 1.5 to 2.0 times — unchanged. Historical measure immaterially affected (see table below).
	Dividend payout ratios	Policy of 55 to 65% of sustainable net earnings on a prospective basis — unchanged. Historical measures based on reported and adjusted earnings — not materially affected (see table below).

Other measures	Earnings coverage EBITDA — excluding restructuring costs interest coverage Free cash flow Net debt to total capitalization	Not materially affected (see table below).

The Company’s policy for Net debt to EBITDA — excluding restructuring costs continues to be in the range of 1.5 to 2.0 times, and the policy for dividend payout ratio of sustainable net earnings on a prospective basis continues to be 55% to 65%.

Liquidity and capital resource measures

	Unaudited pro forma IFRS-IASB	As currently reported
As at, or years ended, December 31	2010	2010	Differences
Debt ratios(1)
Net debt to total capitalization (%)	46.2	45.5	0.7	pts.
Net debt to EBITDA — excluding restructuring costs	1.8	1.8	—
Coverage ratios (1)
Earnings coverage	3.6	3.8	(0.2)
EBITDA — excluding restructuring costs interest coverage	7.1	7.3	(0.2)
Other measures
Free cash flow ($ millions) (2)	940	947	(7)
Dividend payout ratio (1) of adjusted net earnings (%)	64	65	(1	)pt.
Dividend payout ratio (1) (%)	64	65	(1	)pt.

(1)             See Section 11.4 Definition and calculation of liquidity and capital resource measures.

(2)             See Section 11.2 Free cash flow for the definition and calculation.

8.2.5 Changeover status

Key activity	Milestones (expected timeframes)	Status and comments
Financial statement preparation

• Key elements phase	Identify, evaluate and select accounting policies necessary for the Company to change over to IFRS	Initial choices completed and approved in 2009. Ongoing review of IFRS exposure drafts has not resulted in any changes to policy choices.

	This phase includes other operational elements, such as information technology, internal control over financial reporting, and training	See commentary below

• Embedding phase	Integrate the solutions necessary for the changeover into the Company’s underlying financial systems and processes (see Infrastructure below)	The Company has adapted its existing accounting systems for parallel reporting under IFRS

	Maintain two parallel sets of books: one according to contemporary Canadian GAAP and one according to contemporary IFRS	The Company maintained two parallel sets of books in 2010, as planned

	Develop financial statements formats and note disclosures	Approval in principle received, with finalization expected for first quarter 2011 reporting

Disclose the impacts on 2010 in the MD&A when available

Disclosed quantified impacts starting with the third quarter 2010 MD&A. See quantified impacts in this MD&A in:

•            Section 8.2.2 for unaudited effects on the Consolidated statements of financial position at the transition date and at December 31, 2010

•            Section 8.2.3 for unaudited effects on the Consolidated statements of income and other comprehensive income for the year ended December 31, 2010

•            Section 8.2.4 for policy metrics and other calculated measures.

Key activity	Milestones (expected timeframes)	Status and comments
Communication and training	Provide ongoing training on expected IFRS impacts, IFRS 1 elections and accounting policy choices

In 2008, externally sponsored seminars for Finance managers were held in several locations across Canada.

In 2009 and 2010, the Company leveraged internal resources to implement general Finance-wide training seminars and a number of targeted training seminars for Finance team members who are most affected by the IFRS convergence project.

General communication and education is provided to all Finance team members highlighting external IFRS resources available through TELUS’ internal IFRS website.

Infrastructure — Information technology	Determine necessary changes to systems and processes and update accounting systems to enable the opening financial position under IFRS, and facilitate dual reporting in 2010

Parallel reporting platforms were designed, implemented and tested for operation in the fourth quarter of 2009.

Dual reporting capability in the Company’s accounting systems was activated in the first quarter of 2010.

	Implement financial planning and forecasting capability under IFRS standards	Dual forecasting capability was implemented in the second half of 2010

Business policy assessment	Assess impacts on contractual arrangements and covenants. Implement changes as necessary

Contract reviews were conducted each quarter and changes have not been required.

Calculations of the Leverage Ratio and Coverage Ratio, specified in the Company’s 2012 credit facility, are not affected by the IFRS changeover.

Management’s decision-making processes are not significantly affected by the transition to IFRS. Policy measures and other key measures for TELUS, as well as segmented results and operating indicators, are not significantly impacted (see Section 8.2.4).

Control environment

• Internal control over financial reporting	Approval of initial IFRS 1 optional exemption and accounting policy choices

Senior management approval received for initial elections and policy choices obtained in 2009.

Audit Committee review of management’s initial elections and policy choices, and Board of Directors’ approval obtained in 2009.

Progress reviews by senior management and Audit Committee

Review by senior management of implementation progress, impacts of outstanding IFRS exposure drafts, and quantification efforts in April, July and October 2010, and January 2011.

Progress presented at Audit Committee meetings in May, August and November 2010, and in February 2011. Quantified results were reviewed with the Audit Committee in July 2010.

Key activity	Milestones (expected timeframes)	Status and comments
	Testing of controls for 2010 comparatives	Activities commenced in the first quarter of 2010 and continued during the year

• Disclosure controls and procedures	Review and sign-off conversion effects on fiscal 2010 • Review and approval by senior management • Review by Audit Committee and approval by the Board of Directors

Approval of IFRS disclosures in third quarter MD&A, including quantification of impacts on key line items, received in October 2010.

First quarter of 2011:

•            Approval of fiscal 2010 IFRS disclosures in annual MD&A

•            Senior management approval of supplementary IFRS disclosures.

December 2010

•            Board of Directors’ approval of the Company’s 2011 IFRS-based budget

•            Senior management approval of 2011 public annual targets under IFRS

•            Publicly issue final guidance for fiscal 2010 according to Canadian GAAP together with 2011 annual targets according to IFRS.

The Company continued its long-standing practice of releasing annual targets and key assumptions for the upcoming year in December and providing final guidance for the current year.

IFRS targets for 2011 and final Canadian GAAP guidance for 2010 were released on December 14, 2010, followed by an investor call and webcast.

9.              General outlook

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Outlook for the telecommunications industry in 2011

During 2010, Canada’s economy showed signs of improvement, with economic growth continuing through the fourth quarter of 2010 after emerging from a recession in the third quarter of 2009. The Bank of Canada reported in its January 2011 Monetary Report that it expects Canada’s economic growth to be 2.4% in 2011 and 2.8% in 2012. Western Canadian provinces are projected to grow at the fastest rates, due to strong global demand for commodities.

Revenues in the Canadian telecom industry grew by an estimated 2% in 2010, to approximately $42 billion, with wireless and data services continuing to act as growth engines for the sector. Offsetting this growth was continued wireline industry weakness in traditional voice service revenue, as well as declining long distance revenues. Bell Canada and its affiliated companies represented about 43% of the total industry revenue.

As the second largest telecommunications provider in Canada, TELUS generated $9.8 billion in revenues in 2010, or approximately 23% of the total industry revenue. TELUS’ revenue growth resumed in 2010, increasing by 1.8%, with wireless revenues and wireline data revenue representing approximately 74% of total revenues (71% in 2009). The Company has targeted consolidated revenue growth between 1 and 4% in 2011.

Wireless

The Canadian wireless industry experienced increased growth in 2010 with estimated year-over-year revenue and EBITDA increasing by approximately 5% and 3%, respectively (3.2% and 3.1% in 2009).

The Canadian wireless market continues to grow at a reasonable pace with an estimate of more than 1.7 million new subscribers in 2010, or an approximate 4.4 percentage point increase in penetration to approximately 73% of the population (in 2009, 1.4 million new subscribers for an approximate 3.6 percentage point increase in penetration). The wireless penetration rate in Canada is expected to further increase in 2011 by approximately 4.5 to five percentage points. At 73% penetration, the wireless market in Canada continues to present a meaningful growth opportunity and is most comparable to the U.S., which has a penetration rate of approximately 97%.

Wireless penetration rates in many Western European countries have approached and even surpassed 100%. These rates are not exactly comparable to Canada for several reasons, including: Canada’s wireline local service rates are among the lowest of Organization for Economic Co-operation and Development (OECD) countries, priced as flat-rate monthly charges that include all local calls to wireless phones; Europe has a calling party pays regime for wireline local calls; the dominance of global system for mobile communication (GSM) networks in Europe allows for multiple subscriptions on a single handset that are used to arbitrage roaming charges and inflate subscription numbers; and a much lower population density in Canada affects the economic efficiency and speed of providing coverage to 99% of the population (i.e. 34 million people within nine million square kilometres in Canada compared to 730 million people within 10 million square kilometres in Europe). These factors, historically, have reduced the demand for wireless substitution in Canada as compared to Europe.

A key driver of wireless revenue growth continues to be the increased adoption and usage of data services such as email, text, picture, video and instant messaging, social networking, web browsing, application usage, gaming and video-streaming. In 2010, wireless data in Canada represented an estimated 25% of industry ARPU. This compares to approximately 46% in Asia-Pacific, 27% in Europe and 34% in the U.S., suggesting a significant ongoing growth opportunity in Canada. The higher data proportion in Asia is due in part to a very low rate of penetration of wired Internet to households in many Asian countries. The higher data proportion in Europe is partly a result of the popularity of short messaging service (SMS) and the earlier wide availability of 3G+ facilitated by greater urban density. The higher proportion of data usage in the U.S. is due in part to the introduction of the iPhone in that market by Apple and AT&T two years earlier.

This data growth is being facilitated by the increasing availability and popularity of iPhone, BlackBerry and Android smartphones, as well as increased adoption of mobile Internet keys. The increasing adoption of a wider range of smartphones, which are more expensive than traditional wireless phones, is impacting industry margins. With a multi-year sales agreement, there is usually a large upfront device subsidy provided by wireless carriers with initial negative returns but with higher ARPU and lower churn rates resulting in higher average lifetime revenue. Tablet devices that operate on mobile networks or on Wi-Fi are expected to be an accelerating growth segment in 2011, as customers are expected to buy more new computing devices that are not traditional personal computers. Customers increasingly want to remain connected to the Internet and experience an enhanced portable computing experience.

It is also expected that major mobile platforms will ramp up efforts to sell streaming content services in 2011 such as music, TV and video as consumers become more comfortable with cloud-based computing, a web-based way to cost-effectively process, manage and store data. It is expected that major mobile platforms will make the transition to supporting cloud-based services to allow customers to access both corporate and personal data (i.e. photos, streaming video, music) from virtually anywhere and on any device.

The demand for wireless data services has been growing strongly and it is projected that this demand will further accelerate. This growth is driven by increasing levels of broadband penetration, ongoing investment in new network technologies such as HSPA+ and dual-cell that provide faster data speeds and allow for a richer user experience and applications of greater utility, increasing need for personal connectivity and networking, increasing affordability and selection of smartphones and Internet-only devices including mobile Internet keys and emerging products such as tablets and e-book readers, increasingly rich multimedia services and applications, increasing wireless competition, and more affordable data plans. The increasing levels of data traffic represent a growing challenge to wireless carriers’ networks and their ability to serve this traffic.

To better manage anticipated increases in wireless data traffic and to capitalize on Canada’s wireless growth opportunity, Canadian wireless providers continue to roll out faster, next generation high-speed wireless networks, increasing network capacity. TELUS and Bell successfully launched an extensive next generation network based on HSPA+ technology in 2009, which delivers manufacturer-rated data download speeds of up to 21 Mbps and now covers approximately 97% of Canada’s population. TELUS continued to enhance this HSPA+ network into 2011 with the planned commercial launch of HSPA+ dual-cell technology, which offers manufacturer-rated data speeds of up to 42 Mbps. The HSPA+ network positions the Company to meet data capacity demands in the foreseeable future. This complements TELUS’ two other wireless networks and technologies — code division multiple access (CDMA) and Mike (iDEN), which provide customers access to a nationwide high-speed EVDO service and the industry-leading Push to Talk Mike service, respectively.

In addition to the superior capabilities and higher capacity delivered by HSPA+, this wireless infrastructure supports the company’s migration to long-term evolution (LTE), which is emerging as the global standard. LTE technologies are expected to deliver data speeds of up to 100 Mbps, while at the same time introducing significant improvements in network capacity and performance. The ecosystem for LTE devices is expected to evolve in 2011 with Verizon Wireless launching an LTE wireless network in 38 cities in December 2010, covering more than 110 million people in the United States. Verizon expects to expand this coverage by rolling out LTE over its existing network footprint by 2013. In early 2011, AT&T announced plans to accelerate and launch its LTE network by mid-2011, with the network to be largely complete by year-end 2013. However, wide availability of compatible devices usually lags by one to two years.

To support technology evolution and increasing demand for capacity, TELUS will focus on increasing its spectrum position. The ability to acquire additional spectrum to address future requirements is dependent on the timing and the rules established by Industry Canada. Industry Canada initiated a consultation on the 700 MHz band with an auction likely in late 2011 or 2012. There is no guarantee that the Canadian government will not reserve spectrum for new entrants or adopt some open access provisions for some of this spectrum, as was done in the U.S.

The level of competitive intensity in the wireless market continued in 2010 and is expected to continue to increase in 2011. The advanced wireless services (AWS) spectrum auction in 2008 resulted in eight new potential competitors acquiring spectrum in separate and overlapping regions, collectively covering most markets in Canada. In 2010, four new entrants launched or expanded wireless services using portions of their AWS spectrum coverage, including WIND Mobile, Mobilicity, Public Mobile and Quebec-based cable-TV company Videotron. Western-based cable-TV company Shaw has delayed its wireless launch to early 2012 after indicating previously that it would launch in late 2011.

New entrants, with the exception of Videotron in the province of Quebec, are not expected to build networks in remote or rural areas for some time, choosing to focus in urban markets and provide extended coverage for their urban subscribers through roaming agreements. To win market share, strategies of entrants have included aggressive price discounting, unlimited rate plans, no system access fees and adding points of distribution. However, these new entrants must also manage various challenges including significant capital requirements for network build-out and upgrades, future spectrum costs, upfront costs associated with launching and distributing new brands and services, and raising investment capital.

In addition, TELUS, Rogers and Bell have separately branded basic value services or discount offerings to better position themselves in this expanding segment. In the summer of 2010, Rogers and Bell became more aggressive, re-launching or introducing new wireless unlimited zone brands at lower price points. Late in the year, TELUS also lowered prices in the value segment of the market through its Koodo service.

Building on the success of Clear & Simple rate plans that TELUS launched in November 2009, which removed system access and carrier 911 fees, the Company introduced a variety of initiatives in 2010 aimed at bringing greater transparency and simplicity to customers. This included data usage notifications, the Clear and Simple Device Upgrade program to help customers obtain a new handset earlier through a recovery of the subsidy remaining on their existing device, and a more transparent cancellation policy.

Given TELUS’ high and increasing exposure to wireless (52% and 58%, respectively, for 2011 targeted consolidated revenue and EBITDA), strong established brands and consistent focus on leading-edge, value-added products, profitable subscriber growth and evolving technologies, TELUS is positioned to benefit from ongoing growth in the Canadian wireless market.

Wireline

In contrast to wireless, expectations for the mature wireline segment continue to be modest. The wireline telecom landscape is expected to remain very competitive in 2011 as traditional services, such as local and long distance telephony, are expected to continue declining due to consumer migration to wireless and voice over IP (VoIP) services. Canada’s four major cable-TV companies had almost 3.7 million telephony subscribers at the end of 2010, up by just under 500,000 from one year earlier, which is an estimated 31% consumer market share nationally. In addition, other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet solutions. This competition impacts the erosion of TELUS’ residential network access lines and associated local and long distance revenues. TELUS’ total line losses of 227,000 or 5.7% in 2010 compares favourably to North American peers, partly due to enhanced retention and loyalty through multiple service offerings.

In addition, cable-TV companies continue to increase the speed of their Internet offerings, intensifying customer acquisition offers. Canada’s four major cable-TV companies have almost 5.4 million Internet subscribers, up from approximately 5.1 million one year earlier, while telecom companies have 4.3 million subscribers, up from approximately 4.2 million one year earlier. Although the high-speed Internet market is maturing with 75% penetration in TELUS’ incumbent region in Western Canada and 73% penetration across Canada, subscriber growth is expected to continue over the next several years.

The growing popularity of TV anywhere is expected to continue as customers demand the ability to view content on multiple screens including on computers, smartphones and tablets, as well as on TVs. In addition, over-the-top content providers like Netflix for movies and Hulu for TV shows and movies, as well as Apple and Google, are anticipated to compete for share of viewership but could complement traditional carrier TV services.

To help alleviate the competitive challenges in the traditional wireline segment, TELUS’ Future Friendly Home® strategy continues to position the Company to grow wallet share with consumers, while enhancing retention and loyalty through multiple service offerings. In June 2010, the Company launched new TELUS brands Optik TV (IP TV based on the Microsoft Mediaroom platform) and Optik High Speed Internet in urban Alberta and British Columbia markets. TELUS now offers an enhanced TV experience with differentiated services such as PVR Anywhere, which gives customers the ability to record and play back shows on up to six TVs in the home, and Remote Recording, which allows customers to use their smartphone, tablet or Internet-connected computer to schedule their PVR recordings when away from home. TELUS Satellite TV in Alberta and B.C. complements the company’s Optik TV service, enabling TELUS to more effectively serve households that are not currently on the Optik TV network footprint, and leverages TELUS’ strong distribution and mass marketing capabilities. This expands the addressable market for TELUS TV to more than 90% of households in the two provinces. TELUS’ primary western cable-TV competitor announced plans to launch a new residential media hub/gateway in 2011 to compete with TELUS’ Optik TV, and may offer some similar features such as whole home PVR.

These new IP-based services are supported by TELUS’ wireline broadband network, which has been upgraded throughout 2009 and 2010 to meet the evolving bandwidth needs of customers. In 2010, TELUS expanded its broadband network in communities in Alberta and B.C., to cover 87% of the top 48 communities with ADSL2+, which allows broadband download speeds of up to 15 Mbps or more. In addition, the Company has also been rolling out a VDSL2 technology overlay to reach a comparable footprint in the top 48 communities by the end of 2011 with download speeds of up to 30 Mbps.

Combined with wireline local and long distance, wireless and high-speed Internet and entertainment services, TELUS is increasingly offering bundled products to achieve competitive differentiation with an integrated set of services that provides customers more freedom, flexibility and choice. At the same time, cable-TV companies have shown a greater ability to increase pricing as evidenced by the consumer price index (CPI) of cable and satellite services (including pay TV) increasing at an average annual rate of 4.4% from 2001 to 2009 (and higher at Shaw Communications in the West). Over the same periods, the CPIs for communications and telephone services increased at an average annual rate of 1.2 to 1.3%, which is lower than the general CPI of 2.0%. Cable-TV companies are also continuing to roll out higher-speed Internet services, Internet telephony and digital cable-TV services to fuel their growth.

Vertical integration of the Canadian broadcasting industry has been a growing trend in 2010 with Shaw acquiring television assets of Canwest at the end of 2010 and BCE’s proposed acquisition of CTV. The CRTC has scheduled a public policy hearing in June 2011 on the effects of consolidation and vertical integration in the Canadian broadcasting industry. TELUS is encouraged that the CRTC has recognized the importance of competition in the carrier market, and is seeking to implement appropriate safeguards against self-dealing and anti-competitive behaviour with respect to content. TELUS’ differentiated approach, which is consistent with the Company’s content strategy, is to aggregate, integrate and make accessible, the best content and applications to customers, through whichever device they choose. TELUS believes that it is not necessary to own content to make it accessible on an economically attractive basis.

In the business market, the convergence of IT and telecom, facilitated by the ubiquity of IP, continues to shape competitive investments. Telecoms are providing network-centric managed applications, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling a steady migration to IP-based solutions. The development of IP-based platforms providing combined IP voice, data and video solutions creates cost efficiencies to compensate, in part, for margin pressures related to the migration from legacy to IP-based services. At the same time, this opens new opportunities for integrated solutions that have greater business impact than traditional telecom services. TELUS is offering a series of solutions targeting specific high-value segments as well as small and medium businesses (SMB).

The SMB market, often viewed as underserved because it looks for big-business solutions at close to small-business price points, is forecast to be one of the fastest-growing markets in Canada. TELUS is investing in a range of affordable solutions for this segment, including everything from email to web applications. In the small business market, TELUS has countered increased cable-TV competition by offering an integrated small business bundle called TELUS Business One, which includes connectivity (voice, Internet and email services), security, hosting, audio and video conferencing, and other IP-based tools.

In conclusion, TELUS continues to believe its consistent strategic focus on providing a full suite of valuable and reliable communications services; delivering differentiated, premium national business solutions in data and IP; exposure to growth services such as wireless, data and IP including high-speed Internet and TELUS TV; and the continued enhancement of national wireless and broadband networks, solidly position the Company for growth in the years ahead.

10.       Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

TELUS’ risk and control assessment process

TELUS uses a three-level enterprise risk and control assessment process that solicits and incorporates the expertise and insight of team members from all areas of the Company. TELUS implemented this process in 2002 and tracks multi-year trends for various key risks and control environment perceptions across the organization.

TELUS’ definition of business risk

TELUS defines business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, reliability of financial reporting, compliance with laws and regulations and safeguarding of assets within an ethical organizational culture.

TELUS’ enterprise risks are largely derived from the Company’s business environment and are fundamentally linked to TELUS’ strategies and business objectives. TELUS strives to proactively mitigate its risk exposures through rigorous performance planning and effective and efficient business operational management. Residual exposure for certain risks is mitigated through appropriate insurance coverage, including for domestic and international operations, where this is judged to be efficient and commercially viable.

TELUS strives to avoid taking on undue risk exposures whenever possible and ensure alignment with business strategies, objectives, values and risk tolerances.

Enterprise risk and control assessment process

Level one

Annual risk and control assessment

Key inputs into this process include interviews with senior managers, data and updates from TELUS’ ongoing strategic planning process, and the results of an annual web-enabled risk and control assessment survey. The survey is based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control frameworks. The survey is widely distributed to TELUS’ management leadership team (all executive vice-president, vice-president and director level team members and a random sample of management). Survey responses were received from 1,683 individuals in 2010.

Commencing in 2010, the TELUS Board of Directors were also surveyed to solicit their perspective of the Company’s key risks and approach to enterprise risk management, and to gauge the Company’s risk appetite and tolerance by key risk category.

TELUS’ assessment process incorporates input from recent internal and external audits, results of various risk management activities, and management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities. Key enterprise risks are identified, defined and prioritized, and classified into one of eight risk categories. Perceived risk resiliency (or readiness) is assessed by key risk and risk tolerance/appetite is evaluated by risk category.

Results of the annual risk and control assessment are shared with senior management and the Board (including the Audit Committee). Executive-level risk owners are assigned. In addition, the Board undertook a comprehensive review of its oversight responsibilities over key risks in 2010, which resulted in changes to the Board and Board committee mandates to emphasize and enhance their oversight responsibilities.

The annual risk assessment results guide the development of the Company’s annual internal audit program, which has an emphasis on assurance coverage of higher-rated risks and is approved by the Audit Committee. Risk assessments are also incorporated back into the Company’s strategic planning, operational risk management and performance management processes, and are shared with the Board.

Level two

Quarterly risk assessment review

TELUS conducts a quarterly risk assessment review with key internal stakeholders across all business units to capture and communicate the dynamically changing business risks, identify key risk mitigation activities and provide quarterly updates and assurance to the Audit Committee.

Level three

Granular risk assessments

TELUS conducts granular risk assessments for specific audit engagements and various risk management, strategic and operational initiatives (e.g. project, environmental management, safety, business continuity planning, network and IT vulnerability, and fraud and ethics risk assessments). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

The following sections summarize the principal risks and uncertainties that could affect TELUS’ future business results going forward, and TELUS’ associated risk mitigation activities. The significance of these risks is such that they alone or in combination may have material impacts on TELUS’ business operations, reputation, results and valuation.

10.1 Competition

10.2 Technology

10.3 Regulatory

10.4 Human resources

10.5 Process risks

10.6 Financing and debt requirements

10.7 Tax matters

10.8 Health, safety and environment

10.9 Litigation and legal matters

10.10 Human-caused and natural threats

10.11 Economic growth and fluctuations

10.1 Competition

Competitor pricing and technological substitution may adversely affect market shares, volumes and pricing, leading to reduced utilization and increased commoditization of traditional wired voice local and long distance services

TELUS faces intense competition across all key business lines and market segments, including consumers, small and medium businesses (SMB) and the large enterprise market.

Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. (See Section 10.2 Technology.) Cable-TV companies continue to expand offerings of digital voice and enhanced phone services, resulting in intensified competition in the residential and certain SMB, local access, long distance and high-speed Internet access (HSIA) markets. Over-the-top content providers like Netflix are anticipated to compete for share of viewership, potentially cannibalizing TV and entertainment services. However, TELUS views over-the-top services as a possible Optik TV service offering. Overall, industry pricing pressure and customer acquisition efforts have intensified across most product and service categories and market segments, and this is expected to continue.

Risk mitigation, general: Canadian Radio-television and Telecommunications Commission (CRTC) decisions in recent years approving wireline deregulation have provided TELUS with improved flexibility to respond to intensifying competition (see Section 10.3 Regulatory). Active monitoring of competitive developments in product and geographic markets enables TELUS to respond more rapidly to competitor offers and leverage the Company’s full suite of integrated solutions and national reach. As discussed further below, to offset increasing competitive intensity and losses in traditional services provided in its incumbent areas, TELUS continues to invest in increasing the speed and reach of its broadband networks, introduce innovative products and services, and enhance services with integrated bundle offers. TELUS continues to expand into and generate growth in non-incumbent markets in Central Canada with business services and mobility offerings. TELUS also continues to actively pursue a competitive cost structure.

Customer experience

There is a risk that TELUS will not maintain or increase levels of client loyalty if the products, services and service experience offered by the Company do not meet or exceed customer expectations. If TELUS does not provide a better customer experience than its competitors, the TELUS brand image could suffer, and business clients and consumers may change service providers. The Company’s profitability could be negatively impacted should the costs to acquire and retain customers increase.

Risk mitigation: Enhancing customer experience and earning the loyalty of clients is a prioritized Company-wide commitment, which was accelerated in a major organization-wide initiative that commenced in 2010 and continues into 2011. Delivering on TELUS’ future friendly brand promise to clients continues as one of the Company’s key corporate priorities in 2011. (See Section 3.)

Wireline voice and data

Competition is expected to remain intense from traditional telephony, data, IP and IT service providers, as well as from voice over Internet protocol (VoIP) focused entrants in both business and consumer markets.

The industry transition from legacy voice infrastructure to IP telephony, and from legacy data platforms to Ethernet, IP virtual private networks (VPN), multi-protocol label switching (MPLS) IP platforms and IP-based service delivery models, continues at a robust pace. Legacy data revenues and margins continue to decline. This decline has been only partially offset by increased demand and/or migration of customers to IP-based platforms. IP-based solutions are also subject to downward pricing pressure, lower margins and technological evolution. Capital investments in wireline infrastructure are required to facilitate this ongoing transition process for all traditional incumbent local exchange carrier (ILEC) entities including TELUS.

Wireline voice and data — Business

In the business market, price-discounted bundling of local access, wireless and advanced data and IP services has evolved to include web-based and e-commerce services, as well as other IT services and support. Non-traditional competitors such as Microsoft have entered the telecom space through new products like Unified Communications, which provides the ability to redirect and deliver, in real time, email, voice and text messages from a variety of telecom and IT systems to the device nearest to the intended recipient. With this broader bundling of traditional telecom services with IT services, TELUS increasingly faces competition from pure Internet and information technology hardware, software and business process/consulting related companies. Cable-TV companies target the SMB market with their VoIP services. The result is that traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services to the business market, particularly in the major urban areas.

Risk mitigation in the business wireline market: TELUS continues to increase its capabilities through a combination of strategic acquisitions and partnerships, a focus on priority vertical markets (public sector, healthcare, financial services, energy, and telecom wholesale), expansion of strategic solution sets in the enterprise market, and a mass modular approach in the SMB market (including services such as TELUS Business One). Since the launch of TELUS Health Solutions in 2008, TELUS now leverages systems, its proprietary solutions and its reach and brand to extend the Company’s footprint in healthcare, benefit from the investments being made by governments in eHealth, bring to market services targeted at consumers such as personal health records and tools to manage their health, pursue the transformation of the Canadian pharmacy benefit management sector and cross-sell more traditional telecom products and services to the healthcare sector. TELUS is also focused on implementing large enterprise deals that leverage the Company’s capital investments and capabilities.

Wireline voice and data — Consumer

In the consumer wireline market, cable-TV companies and other competitors encounter minimal regulation and continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services into one bundled and/or discounted monthly rate, along with their traditional broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of TELUS’ residential network access lines (NALs) is expected to continue from this competition, as well as ongoing technological and wireless substitution. Competitors are anticipated to capture a majority of the share in growth marketplace opportunities; therefore, access line associated revenues, including long distance, can be expected to continue to decline. Although the HSIA market is maturing, subscriber growth is expected to continue over the next several years. With a more mature HSIA market, and the potential for higher-speed Internet offerings from competitors, TELUS may be constrained in its ability to maintain market share in its incumbent territories, because of the amount and timing of capital expenditures associated with maintaining competitive network access speeds.

Risk mitigation in the consumer wireline market: TELUS continues to expand the coverage and increase the speed of its high-speed Internet service and increase the coverage and capability of its IP-based Optik TV service in its incumbent territories (see Broadcasting below and Section 2.2 Strategic imperatives). The provision of Optik TV service helps the Company attract pull-through Internet subscriptions and generally counter cable-TV competition in its incumbent markets, and to retain and grow revenues with a bundled offering of local and long distance telephony, HSIA and TV entertainment services. TELUS Satellite TV service in Alberta and B.C. complements IP TV service, enabling the Company to more effectively serve those households that are not currently on the TELUS IP TV network footprint and leverage TELUS’ strong distribution and marketing presence. TELUS Satellite TV service is made possible by an agreement with Bell Canada.

Broadcasting

As noted above, the Company offers TELUS TV in B.C., Alberta and Eastern Quebec, and continues targeted roll-outs of Optik TV to new areas. While TELUS TV provides numerous interactivity and customization advantages, there can be no assurance that TELUS TV will be successful in achieving its plans of obtaining a sizable share of the TV services market or that implementation costs or projected revenues for TELUS’ television service will be as planned.

Risk mitigation: Fully digital TELUS TV is offered as both an IP-based service (in urban markets of B.C., Alberta and Eastern Quebec) and as a satellite-based service (in B.C. and Alberta). TELUS broadened the addressable market for its HD TV services through the deployment of ADSL2+ technology and the Company continues to upgrade to VDSL2 technology. In February 2010, TELUS launched an upgrade of its IP TV middleware to next generation Microsoft Mediaroom. These developments enabled the Company’s June 2010 launch of the Optik brand, featuring a suite of advanced TV and high-speed Internet services (see Section 2.2 Strategic imperatives), and drove an 85% expansion in TELUS’ TV subscriber base in 2010.

Increasing vertical integration by competitors into broadcast content ownership

While TELUS is not currently seeking to be a broadcast content owner, several competitors have acquired broadcast content assets. This includes Shaw Communications’ 2010 acquisition of Canwest Global and BCE’s pending acquisition of the programming services of CTVglobemedia, while Rogers Communications and Quebecor already own content assets. There is a risk that vertical integration could result in content being withheld from TELUS, or being made available at inflated prices.

Risk mitigation: TELUS’ strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content to make it accessible to customers on an economically attractive basis and it is not clear that any positive synergies of ownership for carriers outweigh negative synergies of limiting audiences through exclusive arrangements and impacts on other supplier relationships. This inherent conflict may limit preferential self-dealing by vertically integrated competitors, however, TELUS believes that regulatory safeguards are necessary. The CRTC has initiated a proceeding to discuss issues related to vertical integration. (See Section 10.3 Regulatory — Broadcasting distribution undertakings and Risk mitigation for regulatory matters.)

Wireless markets

Wireless competitive intensity is expected to increase

The AWS spectrum auction in 2008 resulted in eight new potential competitors acquiring spectrum in separate and overlapping regions, collectively covering most markets in Canada. By the end of 2010, four new entrants had launched services using portions of their AWS spectrum coverage and are expected to expand their roll-outs in 2011. Shaw Communications has announced that it expects to launch services in early 2012 (see key assumption discussion in Section 1.4). New entrants, with the exception of Quebecor (Videotron) in the province of Quebec, are not expected to build networks in remote and rural areas for some time, choosing instead to focus on urban markets and provide extended coverage for their urban-based subscribers through roaming agreements. To win market share, strategies of entrants have included price discounting relative to incumbents, unlimited rate plans or zone-based pricing, and increased competition at points of distribution. Existing competitors have also become more aggressive, re-launching or introducing new brands.

TELUS anticipates continued pressure on average revenue per subscriber unit (ARPU), cost of acquisition (COA) and cost of retention (COR) as competitors increase subsidies for handsets (particularly for generally more expensive smartphones), lower prices for airtime and wireless data, and offer other incentives to attract new customers. TELUS believes it has positioned itself well to respond to the arrival of new entrants and increased competitive intensity from incumbents, but there can be no assurance that the Company’s preparations and responses will be as successful as planned.

Competition from adjunct wireless technologies may increase

While adjunct wireless technologies, like fixed WiMAX and Wi-Fi (wireless fidelity), are continuing to develop, their associated economic viability remains unproven. Regardless, increased competition is expected through the use of licensed and/or unlicensed spectrum to deliver higher-speed data services. In addition satellite operators such as Barrett Xplore have announced that they are augmenting their existing HSIA capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations claiming to offer speeds of up to 10 Mbps.

Risk mitigation in wireless markets: The Company improved its competitive position with the launch of its HSPA+ wireless network in November 2009. The network offers manufacturer-rated data download speeds of up to 21 Mbps and covers approximately 97% of Canada’s population, including network sharing agreements with Bell Canada and SaskTel. In 2010 and 2011, the Company is deploying HSPA+ dual-cell technology, which is expected to increase manufacturer-rated maximum data download speeds to up to 42 Mbps when commercialized.

HSPA+ technology enables TELUS to provide an expanded selection of mobile devices and capability to roam in more than 200 countries. Prior to November 2009, Rogers Communications Inc., as the only global system for mobile communication (GSM) and HSPA competitor in Canada, enjoyed advantages in handset selection, earlier availability of certain devices, lower handset costs and access to international in-roaming revenue.

The Company introduced a variety of initiatives in 2010 to bring greater transparency and simplicity to customers, such as data notifications, the new Clear and Simple Device Upgrade program, and a more transparent cancellation policy for those who have activated or renewed their contract after November 20, 2010. (See Section 2.2 Strategic imperatives -- Providing integrated solutions that differentiate TELUS from its competitors.) In addition, to compete more effectively in serving a variety of customer segments, TELUS also offers a basic service brand called Koodo Mobile first launched in March 2008.

TELUS intends to continue the marketing and distribution of innovative and differentiated wireless services; investing in its extensive network; evolving technologies when deemed prudent; and acquiring spectrum, as appropriate, to facilitate service development and profitable expansion of the Company’s subscriber base.

10.2 Technology

Technology is a key enabler for TELUS and its customers, however, technology evolution brings risks, uncertainties and opportunities. TELUS is vigorous in maintaining its short-term and long-term technology strategy to optimize the Company’s selection and timely use of technology, while minimizing the associated costs, risks and uncertainties. The following identifies the main technology risks and uncertainties and how TELUS is proactively addressing them.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly, enabling higher broadband access speeds. The evolution is fuelled by user appetite for faster connectivity, the threat of increasing competitor capabilities and offerings, and the desire of service providers like TELUS to offer new services, such as IP TV, that require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre further out from the central office, thus shortening the copper loop portion of the access network and using faster modem technologies on the shortened copper loop. However, new access technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently planned, as well as shorter estimated useful lives for certain existing infrastructure, which would increase depreciation expenses.

Risk mitigation: TELUS actively monitors the development and carrier acceptance of competing proposed FTTx standards (such as FTTH — fibre to the home and FTTN — fibre to the neighbourhood). One or more of these fibre-based solutions may be a more practical technology to deploy in brownfield neighbourhoods or multiple dwelling units (MDUs) than the current xDSL deployments on copper loops. TELUS is exploring business models for the economical deployment of fibre-based technologies in areas currently connected by copper. In 2010, TELUS partnered with developers to deploy FTTH using gigabit passive optical network (GPON) technology in greenfield residential developments to deliver much higher speeds to its customers.

As part of its multi-year broadband build program, TELUS has been upgrading its network to IP DSLAMs with ADSL2+ technology, which enables down link rates of up to 19 Mbps to the customer premises. In 2009, TELUS began upgrading this IP DSLAM deployment to VDSL2 technology in certain urban areas to extend the capabilities of the copper loops to double previous speeds. VDSL2 technology enables typical down link rates of up to 30 Mbps, is backward-compatible with ADSL and ADSL2+ and takes advantage of TELUS’ investments in extended reach copper/fibre access infrastructure. The VDSL2 deployment is expected to be largely complete in 2011.

The evolution of these access architectures and corresponding standards, enabled with quality of service standards and network traffic engineering, all support the TELUS Future Friendly Home strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure.

IP-based telephony as a replacement for legacy analogue telephony is evolving and cost savings are uncertain

TELUS continues to monitor the evolution of IP-based telephony technologies and service offerings and has developed a consumer solution for IP-based telephony over broadband access in accordance with TELUS’ strategy and standards. Currently this solution is intended to replace legacy analogue telephone service in areas that are served by fibre-based facilities, however, this could expand to provide additional telephone services over the same line as existing analogue service. TELUS is also in the process of designing and testing its next-generation IP telephony solution for business users, which is intended to replace existing, end-of-life business VoIP platforms as well as address areas that are served via fibre access.

One of the realities of VoIP in the consumer space is that the actual state of technology developed to inter-work telephony, video and Internet access on the same broadband infrastructure is in its infancy and there are risks and uncertainties to be addressed, such as ensuring all services can be delivered simultaneously to the home (and to different devices within the home) with uncompromised quality. These issues are exacerbated when the exchange of information is between service providers with different broadband infrastructures.

A long-term technology strategy is to move all services to IP to simplify the network, reduce costs and enable advanced TELUS Future Friendly Home services. Pursuing this strategy to its full extent would involve transitioning TELUS’ standard telephone service offering to IP-based telephony and phasing out legacy analogue-based telephone service. To this point, TELUS’ legacy voice network infrastructure could be simplified if regular analogue telephone lines were discontinued in favour of digital-only broadband access lines supporting all services including telephony, Internet and video. However, digital-only broadband access may not be feasible or economical in many areas for some time, particularly in rural and remote areas. TELUS needs to support both legacy and broadband voice systems for some time and, therefore, is expected to continue to incur costs to maintain both systems. There is a risk that investments in broadband voice may not be accompanied by decreased costs of maintaining legacy voice systems. There is also the risk that broadband access infrastructure and corresponding IP-telephony platforms may not be in place in time to avoid some re-investment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, resulting in some investment in line adaptation in non-broadband central offices.

Additionally, even if TELUS were to decide to migrate towards a fully IP voice solution, the level of effort required to migrate customers could be costly. TELUS is also observing a large migration of users away from traditional residential voice services onto cellular or competitive offerings creating the possibility, when combined with long migration times, of significant over-investment in an alternative solution for customers who may not be available to migrate. Migration to a DSL-based, primary voice offering will also require TELUS to develop a strategy around battery back-up, proactive customer premises equipment (CPE) replacement and increased in-home support (truck rolls). Similarly, hosted business IP telephony has not experienced the uptake industry analysts had predicted and its long-term future is unclear.

Risk mitigation: TELUS continues to deploy residential IP-based voice technologies into fibre-based communities and is working with vendors and industry to assess the technical applicability and evolving cost profiles of proactively migrating legacy customers onto IP-based platforms while striving to ensure adherence to CRTC commitments and customer expectations. TELUS’ ongoing investments in FTTN and access technologies should enable a smoother future evolution of IP-based telephony. TELUS is also working with manufacturers to optimize the operations, cost structure and life expectancy of analogue systems and solutions so that some of this infrastructure evolves to a point where it can form a part of the overall evolution towards IP. Additionally, IP-based solutions that TELUS is currently deploying are capable of supporting a wide range of customers and services to help limit TELUS’ exposure to any one market segment. For example, the new business VoIP platform is also capable of supporting consumer services and over-the-top capabilities in addition to a pure business VoIP offering. Going forward, as the Company’s wireless services evolve, TELUS will continue to assess the opportunity to further consolidate technology silos into a single voice service environment.

The convergence in a common IP-based application environment for telephony, Internet and video is complex

Traditionally the technology and systems associated with telephony, Internet and video were different from each other and provided little opportunity for common platforms or cost savings and minimal flexibility to integrate media, services and service development environments. The convergence in a common IP-based application environment, carried over a common IP-based network, provides opportunities for cost savings and for the rapid development of more advanced services that are also more flexible and easier to use. Further, the global standards for drawing together classic wireline and wireless services into a combined architecture using an IP multimedia subsystem are being actively ratified. However, the transformation from individual traditional silo systems and architectures to a common environment is very complex and could be associated with implementation errors, design issues and system instability.

Risk mitigation: In February 2010, TELUS began transitioning its previous IP TV middleware to next generation Microsoft Mediaroom. The Company expects it will complete the transition to Mediaroom in 2011 and plans to expand the new platform over time. TELUS mitigates implementation risk through modular architectures, lab investments, partnering with system integrators where appropriate, employee trials, and using hardware that is common to most other North American IP TV deployments. TELUS is striving to ensure that its IP TV deployment is part of an open framework that will fit into the overall transformation strategy once standards are ratified and the actual implementations have stabilized, particularly with the set-top box. TELUS is also active in a number of standards bodies such as the MEF and IP Sphere to help ensure its IP infrastructure strategy leverages standards-based functionality to further simplify the TELUS networks.

Support systems will increasingly be critical to operational efficiency

TELUS currently has a very large number of interconnected operational and business support systems, and the complexity is increasing. This is typical of incumbent telecommunications providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining competitive position and profit margins. TELUS is proactive in evolving to next generation support systems, which leverage industry integration and process standards. As next generation services are introduced, they should be designed to work with next generation systems frameworks and IT infrastructures, and at the same time, be compatible with legacy services and support systems. This introduces uncertainty with respect to the development and regression test costs, and delivery of the solutions with the desired effect.

Risk mitigation: In line with industry best practice, TELUS’ approach is to separate the business support systems (BSS) from the operational support systems (OSS) and underlying network technology. The aim is to decouple the introduction of new network technologies from the services sold to customers so both can evolve independently. This should allow TELUS to optimize network costs while limiting the impact on customer services, and to facilitate the introduction of new services by driving BSS/OSS functions by configurable data rather than programmatic changes. In addition, TELUS is an active participant in the TeleManagement Forum that is working to develop standard industry-defined modules in order to reduce cost through scale and increase adoption through scope. TELUS has established a next generation BSS/OSS framework to ensure that, as new services and technologies are developed, they are part of the next generation framework to ease the retirement of legacy systems in accordance with TeleManagement Forum’s Next Generation Operations Systems and Software program.

Restructuring of equipment vendors may impact services and solutions TELUS provides

TELUS has a number of relationships with equipment vendors, which are important to supplying the services and solutions TELUS provides to its retail and business customers. TELUS faces the risk that some equipment vendors may experience business difficulties, may not remain viable or may have to restructure their operations, which could impact their ability to support all of their products in future. This may negatively impact the services and solutions TELUS provides.

Risk mitigation: TELUS plans for this possibility in terms of future growth, maintenance and support of existing equipment and services. TELUS has a comprehensive contingency plan for multiple scenarios, including exposure to multiple suppliers and ongoing strong vendor relations. There can be no guarantee that the outcome of any vendor restructuring will not affect the services that TELUS provides to its customers, or that TELUS will not incur additional costs to continue providing services.

Wireless handset supplier concentration and market power

The popularity of certain models of smartphones and tablets from Apple and RIM has resulted in an increasing reliance on these manufacturers, which may increase the market power that these suppliers have over TELUS.

Risk mitigation: TELUS provides and promotes alternative devices, including Android devices, to provide greater choice for consumers and help lessen TELUS’ dependence on a few key suppliers.

Mature CDMA and iDEN wireless technologies must coexist with new HSPA+ network

The wireless industry continues to expand the deployment of second generation (2G), third generation (3G) and fourth generation (4G) technologies to deliver increased data speeds required for many new wireless, IP and data services. TELUS’ evolution to next generation wireless technologies involves services and devices that meet the requirements of the Company’s current and future subscriber base.

TELUS continues to support CDMA2000 3G wireless services, including EVDO revision A (DOrA) services. The Company believes CDMA technology will continue to be used for some time. TELUS also continues to support its Mike service that remains the Canadian leader with the largest number of subscribers using Push to Talk (PTT). U.S. carrier Sprint recently announced that it plans to begin migrating iDEN services and subscribers to a CDMA-based PTT solution beginning in 2011 and will begin a multi-year process to phase out its iDEN cell sites starting in 2013. In addition, Sprint and Motorola announced an agreement that extends Motorola’s support of the Sprint iDEN network for three additional years and covers the supply of software and services. TELUS’ iDEN subscribers represent less than 7% of total subscribers and the Company continues to migrate Mike PTT customers to data devices on its HSPA+ network in a targeted manner. TELUS expects Nextel International to continue to support a strong iDEN ecosystem and services. However, there is a risk that this ecosystem may not provide the scale to ensure sufficient iDEN device development, and that an HSPA-based PTT  platform comparable in performance to that of iDEN may not be sufficiently mature for wide-scale commercialization by TELUS in the same timeframe that Sprint phases out its iDEN network.

The Company’s near-term growth is expected to be propelled mainly by HSPA+ technology, because of HSPA’s broader geographic adoption, greater anticipated economies of scale, superior speeds and wider device selection. As such, CDMA and iDEN coexistence with HSPA+ needs to be managed appropriately.

Implementation of HSPA+ and other 4G network technologies and systems: TELUS successfully launched its HSPA+ network in November 2009, under a network sharing agreement with Bell Canada that sped up completion and reduced the Company’s costs of deployment nationally. The Company expects its overall wireless and wireline capital intensity level, excluding any capital that may be required for wireless spectrum auctions, to be approximately 17% of consolidated revenues in 2011. However, there is the risk that TELUS’ future wireless capital expenditures may be higher than those recorded historically in order to meet ongoing technology investments, including investments in HSPA+ dual-cell and LTE technologies.

Technology evolution: Although LTE is part of the technology evolution of a mature HSPA+ platform, some operators in Canada or elsewhere may seek to accelerate the deployment of LTE, which could influence the diversion of resources from HSPA+ development by the vendor and operator communities, and could affect TELUS’ technology evolution plan.

Risk mitigation: As common and continual practice, TELUS optimizes capital investments to enable positive payback periods and good flexibility to consider future technology evolutions. Certain capital investments, such as towers, leasehold improvements and power systems, are technology-agnostic. TELUS has a migration initiative underway to strategically move certain CDMA and Mike subscribers to high-speed data devices, thereby providing the potential to increase utilization of data services and stabilize revenue. TELUS expects to leverage the economies of scale and handset variety with the HSPA+ device portfolio, while continuing to take advantage of both the CDMA and iDEN device portfolios.

The agreement with Bell Canada to jointly build out an HSPA network provided the means for TELUS to better manage its capital expenditures and more quickly deliver a commercial network than could otherwise have been accomplished. TELUS’ continued collaboration with Bell Canada is expected to provide cost savings beyond the initial network build and flexibility to invest in service differentiation.

TELUS maintains a close liaison with its network technology suppliers and operator partners to influence and benefit from developments in iDEN, CDMA and HSPA technologies. By contracting its suppliers to provide technology solutions that are amenable to future advancements like LTE, TELUS can mitigate the operational disruption during technology transitions. Fundamental to TELUS’ strategy is the reuse and redeployment of application servers and network elements that are access-agnostic, such as messaging into the latest radio access technology. This enables TELUS to invest in radio-based technologies as they evolve and as required, without the need to replace these application servers.

Subscriber demand for data may challenge wireless networks and is expected to be accompanied by decreasing unit-pricing

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by increases in: broadband penetration; the need for personal connectivity and networking;

affordability of smartphones and high-usage data devices (such as the iPhone, mobile Internet keys and tablets), and machine-to-machine data applications; increasingly rich multimedia services and applications; and increasing wireless competition that may include more affordable data plans. In addition, given the highly competitive wireless business environment in Canada, it is expected that wireless data revenues will grow more slowly than traffic demand. This gap between traffic and revenue growth represents one of the most significant challenges for operators in this mobile Internet era.

In this mobile Internet era, accelerating data traffic levels represent a growing challenge to the current mobile network’s ability to adequately provision capacity and maintain high service levels in the face of growing demand and pace of innovation of data devices.

Risk mitigation: TELUS built an extensive wireless network based on HSPA+ technologies and is currently implementing HSPA+ dual-cell technology. The HSPA+ network positions TELUS to meet the capacity demands and challenges in the foreseeable future.

In addition to the superior capabilities and higher capacity delivered by HSPA+, the infrastructure supporting TELUS’ network facilitates the future migration to LTE wireless technologies that are expected to further increase network capacity and speed. TELUS’ investments in IP networks, IP/fibre cell-site backhaul and a software-upgradeable radio infrastructure are expected to greatly facilitate rapid introduction of LTE when this ecosystem reaches maturity. LTE technologies that TELUS began testing in 2010 are expected to deliver download speeds of up to 100 Mbps, while at the same time introducing significant improvements in performance. These improvements are expected to increase network capacity, enhance performance, reduce delivery costs per megabyte of data, enable richer multimedia applications and services, and deliver a superior subscriber experience.

Fast growth of wireless data volumes requires optimal and efficient utilization of TELUS’ spectrum holdings. Deployment of HSPA+ technology, the eventual launch of LTE technology and development of a capacity management toolkit aim to achieve efficient utilization of TELUS’ spectrum holdings and position TELUS to meet increasing levels of data traffic. TELUS has developed a spectrum strategy to further strengthen its ability to deliver the mobile Internet to Canadians in the future and intends to participate in upcoming spectrum auctions. If the Company is successful in its bids, the additional spectrum would provide additional capacity and mitigate risk of increasing data traffic, as well as allow for economic deployment of LTE services in rural coverage areas.

Transition to other 4G wireless technologies could be slowed by delays in development of an LTE ecosystem

The timing for the standardization and development of LTE technologies aligns with the need for additional network capacity required to address the surging demand for wireless data. However, just as with any other new wireless technology, there remain significant challenges that the industry needs to overcome in the first few years following standardization, and prior to being able to successfully support large LTE deployments. These include both technological and business challenges: harmonization of global spectrum, intellectual property rights, support for voice and SMS, interoperability, device availability, technology maturity, operational readiness and costs. The wireless industry appears committed to making LTE the worldwide technology standard, as evidenced by its R&D, testing and interoperability efforts. Despite this, there remains a risk that the development of a robust LTE ecosystem may experience some delays; these delays, against a background of surging data traffic demand, represent a risk for the operator.

Risk mitigation: TELUS’ implementation of LTE technologies will primarily be driven by a business case that is based on the launch of TELUS’ HSPA+ network, and as such, TELUS’ focus remains on the revenue growth opportunities that this new network enables. In support of this, TELUS’ wireless network is ready to evolve through software upgrades to support enhancements in HSPA+ that improve performance, capacity and speed. In parallel, and complementary to the evolution of HSPA+, TELUS is developing a comprehensive capacity management toolkit that will help address traffic growth challenges prior to the introduction of LTE, and which also is expected to complement LTE once it is deployed.

10.3 Regulatory

Regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues

TELUS’ telecommunications and broadcasting services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), Industry Canada and Heritage Canada. The CRTC has taken steps to forbear from regulating prices for services offered in competitive markets, such as local residential and business services in selected exchanges, long distance and some data services, and does not regulate the pricing of wireless services. Local telecommunications services that have not been forborne are regulated by the CRTC using a price cap mechanism. A current major area of regulatory review is the ILECs’ obligation to serve.

The outcome of the regulatory reviews, proceedings and appeals discussed below and other regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues.

Future availability and cost of wireless spectrum

Industry Canada plans to auction spectrum in both the 700 MHz and 2.5/2.6 GHz bands in the late 2011 to 2013 timeframe. There is uncertainty regarding the government’s timing and position in regulating these potential spectrum bands. Auction rules may, for example, favour non-incumbents. As the rules for future auctions are unknown, the capital outlay required to successfully bid on additional spectrum is uncertain, and how much spectrum will be secured in each region is unknown. A 700 MHz spectrum auction discussion paper was issued at the end of 2010 but it is possible that most new spectrum will not be available for mobile purposes prior to 2012.

Currently, spectrum at 2.5 GHz has been used for fixed wireless and fixed wireless broadcast applications. However, this spectrum band has been given a primary mobile designation by Industry Canada and is expected to become a common global band for mobile services. In 2006, Industry Canada issued a policy that provides for a clawback of a portion of the band for auction when mobile service is implemented within the band, and stated that it intends to auction unassigned portions of the multipoint distribution service portion of the band. TELUS expects that an auction discussion paper will be announced by late 2011 and an auction scheduled sometime in 2012 or later.

Competitors Bell and Rogers hold significant amounts of spectrum at 2.5 GHz through their Inukshuk partnership, and have deployed a fixed wireless solution for portable DSL service in major cities including Toronto, Montreal, Calgary, Edmonton and Vancouver. Although TELUS has experienced only limited competition from this and similar services to date, there can be no assurance that future marketing of these services will not negatively impact TELUS’ wireless or wireline services.

Local forbearance

On December 14, 2006, the Governor in Council issued a direction to the CRTC to:

•                  Rely on market forces to the maximum extent feasible

•                  Ensure technological and competitive neutrality and enable competition from new technologies

•                  Use tariff approval mechanisms that are as minimally intrusive as possible

•                  Complete a review of the framework for mandated access to wholesale services

•                  Publish and maintain performance standards for its various processes

•                  Continue to explore new ways of streamlining its processes.

On April 4, 2007, the Governor in Council issued Order in Council P.C. 2007-532 and varied Telecom Decision 2006-15 by changing the criteria for local forbearance for residential and business local exchange services. Forbearance for residential local exchange service is granted when there are two independent facilities-based competitors (of which one can be a wireless service provider) capable of serving at least 75% of the residential lines in the exchange. For business local exchange service, forbearance is granted when one facilities-based competitor is able to serve at least 75% of the business lines. In addition, a number of quality-of-service indicators must be met for the six-month period prior to the forbearance application.

Since the Order in Council was issued, TELUS has obtained forbearance for about 74% of its local residential service lines and about 75% of local business service lines in B.C., Alberta and Eastern Quebec.

As a result of the forbearance granted for local residential and business services, TELUS believes it has significantly enhanced flexibility in pricing, promotions and bundling to compete with other providers of these services. However, TELUS has no assurance that it will be able to prevent further market share loss in these markets or that it will be able to obtain forbearance in other exchanges where it is facing competition for residential and business customers.

Price cap regulation

Price cap regulation continues to apply to a basket of local services provided by ILECs. TELUS is subject to price cap regulation as an ILEC in B.C., Alberta and Eastern Quebec. On April 30, 2007, the CRTC issued Telecom Decision 2007-27 (third price cap period) and established an open-ended price cap regime.

During the second price cap period (2002 to 2007), funds were added to a deferral account as a result of a freeze on residential telephone rates in urban areas instead of reducing these rates by the amount required by the price cap formula. The CRTC later determined that these deferral account funds should be used for broadband expansion in rural and remote areas and to improve access to telecommunications services for the disabled. Any remaining funds were to be rebated to customers.

On August 31, 2010, the CRTC issued its final determination on the use of deferral account funds in Telecom Decision 2010-639. The CRTC finalized the deferral account balance and approved the use of a portion of the deferral account funds by TELUS to expand broadband services to 159 communities in B.C., Alberta and Quebec. The CRTC also directed TELUS to rebate $54.5 million to residential customers in non-high cost service areas and allowed the Company flexibility in the method of rebate to such residential subscribers at the date of the decision, including offering promotions of unrelated products of greater value than a cash rebate — such promotions to be concluded by the end of February 2011. The Commission also approved the use of the balance of the deferral account for broadband expansion in rural areas of

B.C., Alberta and Eastern Quebec over a period ending in 2014 and finalized amounts to be used for improvement of accessibility for the disabled. On October 29, 2010, Bell Canada was granted approval to use wireless technology instead of wireline ADSL technology to provide broadband service to its approved communities in Ontario and Quebec. However, the deferral account funds that Bell Canada can use for this broadband expansion were capped at the amount that it would cost to implement using ADSL technology. TELUS may also consider using wireless technology to provide broadband service in some deferral account communities.

Broadcasting distribution undertakings

TELUS holds licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (licensed in July 2005). TELUS also holds a licence to operate a national video-on-demand (VOD) undertaking (licensed in September 2003 and in the process of being renewed). The Company’s strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content. (See Section 10.1 Competition — Increasing vertical integration by competitors into broadcast content ownership.)

The broadcasting landscape has undergone significant consolidation with the acquisition by Shaw of the programming services of Canwest Global (a transaction approved by the CRTC in October 2010) and the acquisition by Bell of the programming services of CTVglobemedia (approval being considered by the CRTC following a hearing in February 2011). Given the potential for anti-competitive behaviour in this new vertically integrated market environment, the CRTC has launched a policy hearing to consider what safeguards might be necessary to ensure healthy competition. The policy hearing on vertical integration will be held in June 2011. Absent additional safeguards, there is a potential risk that vertically integrated competitors could unfairly raise their programming costs to TELUS and/or attempt to withhold content on “new media” platforms (Internet and mobile platforms) or otherwise disadvantage TELUS in attracting wireless or TELUS TV customers. Notably, on January 27, 2011, in Broadcasting Decision 2011-48, the CRTC released its determination regarding TELUS’ complaint against Videotron for undue preference conferred to its own VOD service by making its VOD service the exclusive provider of the most popular programming of its sister company TVA. The CRTC found that Videotron had in fact given itself undue preference and subjected TELUS to a disadvantage. The CRTC ordered that TVA programs distributed on VOD be provided without delay to TELUS. This decision is positive for TELUS particularly for the provision of Optik TV in Eastern Quebec.

On March 22, 2010, the CRTC introduced a new framework to allow over-the-air television broadcasters to enter into negotiations with broadcasting distribution undertakings to establish a fair value for the distribution of their local over-the-air television signals. As there is uncertainty whether the CRTC has the authority to implement such a signal compensation regime, the CRTC referred the matter to the Federal Court of Appeal seeking clarification of its jurisdiction under the Broadcasting Act. The decision of the Federal Court of Appeal is still pending but may be superseded by a reconsideration of this policy as part of upcoming proceedings where issues surrounding vertical integration will be discussed. In the event that the value for signal regime proposed by the CRTC is actually implemented, it could lead to an increase in cost of offering of Optik TV that TELUS may not be entirely able to recover through price increases due to competition in the broadcasting distribution market from vertically integrated broadcasting conglomerates.

Wholesale high-speed Internet access services proceeding

On August 30, 2010, the CRTC reaffirmed its 2008 decision to require unbundling of ADSL2+ and other advanced DSL-based services in Telecom Regulatory Policy CRTC 2010-632. The ILECs had successfully appealed to the Federal Cabinet to delay unbundling. Cabinet ordered the CRTC to re-examine the issue in light of the level of competition for Internet services, the impact on incentives to invest in broadband networks and any effects on the ILECs’ roll-out of IP TV.

Highlights of the CRTC decision include:

•                  ILECs are to provide speed-matching for ADSL service (including ADSL2, ADSL2+, VDSL and VDSL2) to wholesale Internet service providers (ISPs)

•                  New wholesale tariffs can include an additional 10% mark-up for newer higher speeds on top of the current regulatory mark-up for existing wholesale ADSL services

•                  Cable-TV companies already provide speed-matching for their third-party Internet access (TPIA) facilities but now have new interconnection obligations

•                  The decision, including speed-matching requirements, applies to FTTN ILEC facilities and DOCSIS 3.0 cable-TV company facilities

•                  Fibre-to-the-premises (FTTP) facilities are not subject to unbundling obligations at this time

•                  TELUS is not required to adapt its networks to enable end-customers to receive Optik TV from TELUS and Internet service from a wholesale provider, where there is only a single loop available to the end customer.

TELUS is currently participating in a follow-up CRTC process regarding the tariff approval of its speed-matching wholesale ADSL services. It is expected that this process will be completed in the second quarter of 2011.

This reaffirmed decision may reduce broadband competition by reducing or slowing down the roll-out of advanced services in marginal areas, or by increasing the propensity for carriers to lease rather than build. The decision could reduce capital investment in rural and smaller markets to offset the costs of sharing in urban markets. There is robust competition for high-speed Internet services already in the marketplace, including wireless and satellite Internet services that are substitutes for wireline services.

Usage-based billing for gateway access services and third-party Internet access services

In Telecom Decision 2011-44, the CRTC determined that usage-based billing rates for an ILEC’s wholesale residential gateway access services or equivalent services, and for an incumbent cable-TV carrier’s third-party Internet access services, are to be established at a discount of 15% from the carrier’s comparable usage-based billing rates for its retail Internet services. The Government of Canada has announced its intention to review this decision. This review is expected to be completed by March 1, 2011. The Government of Canada can uphold or overturn the decision, or ask the CRTC to reconsider it. The CRTC has initiated a separate review of billing practices for wholesale residential high-speed access services (Telecom Notice of Consultation 2011-77). The review is in regard to the terms upon which large incumbent telephone and cable-TV carriers provide their services to wholesalers, who, in turn, provide high-speed Internet access to retail residential customers. The CRTC’s stated approach in reviewing this matter will be based on two fundamental principles: (1) as a general rule, ordinary consumers served by small Internet service-providers (ISPs) should not have to fund the bandwidth used by the heaviest retail Internet service consumers; and (2) smaller ISPs should continue to be in a position to offer competitive and innovative alternatives. The review is expected to continue into the second quarter of 2011.

Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and, therefore, require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates, manages and controls the allocation of spectrum in Canada, and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, specialized mobile radio (SMR), enhanced specialized mobile radio and PCS systems, among others, require such licences. TELUS’ PCS and cellular licences include various terms and conditions, such as:

•                  Meeting Canadian ownership requirements

•                  Meeting obligations regarding coverage and build-out

•                  Spending at least 2% of certain PCS and cellular revenues on research and development

•                  Annual reporting

•                  Resale to competitors.

While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Initial licence fees and annual renewal fees are payable for licences that have not been obtained via spectrum auction.

700 MHz spectrum: Industry Canada has initiated a consultation on the 700 MHz band with an auction likely in late 2011 or 2012. There is no guarantee that the Canadian government will not reserve spectrum for new entrants or that it will not adopt some open access provisions for some of this spectrum, as was done in the U.S.

800 MHz re-banding: In 2004, the U.S. Federal Communications Commission (FCC) released a Report and Order adopting a plan to resolve interference with public safety radio systems in the 800 MHz band. Sprint-Nextel’s iDEN system was identified as the primary contributor to this interference. The U.S. is planning to realign the band so that public safety systems would be relocated to the bottom of the 800 MHz band and Sprint-Nextel’s iDEN system would operate in the upper part of the band.

In Canada, the TELUS Mike (iDEN) network also uses this same frequency spectrum. Because each site for the Mike network is analyzed and licensed individually, TELUS and Industry Canada have been able to minimize the number of public safety interference issues to a few across the country versus more than 1,500 in the U.S.

However, TELUS has an existing special co-ordination procedure (SCP), endorsed by both Industry Canada and the FCC, wherein TELUS and Sprint-Nextel utilize each other’s channels within their respective iDEN networks at specific border areas across the country. These channels serve to increase the number of channels available to both networks to better serve the area. The realignment threatens the continued use of the channels specified in the SCP.

While discussions with both the Canadian and U.S. regulators indicate that TELUS should be able to continue to have access to a certain number of SCP channels in the border areas, until such time as the U.S. announces its final decision, there is no assurance that TELUS will be able to continue to use these channels.

Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. Although TELUS believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future

CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS’ control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS’ subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS’ business could be materially adversely affected.

In June 2008, the Competition Policy Review Panel provided its final report to the Minister of Industry. The Panel made a number of recommendations to liberalize foreign ownership rules for the telecommunications and broadcasting sectors. Subsequently, the federal government Throne Speech on March 3, 2010 and the federal budget on March 4, 2010 signalled an intention to consider opening the telecommunications services sector to further foreign investment. In June 2010, Industry Canada unveiled three options for consultation on lifting foreign ownership restrictions for telecommunications companies:

1.               Increase the limit for direct foreign investment in broadcasting and telecommunications common carriers to 49%

2.               Lift restrictions on telecommunications common carriers with a 10% market share or less, by revenue

3.               Remove foreign ownership restrictions completely.

In the context of the Industry Canada consultation, TELUS advanced a fourth option: Should the government opt to lift foreign ownership restrictions, they should be symmetrically lifted for all telecommunications carriers and broadcasting distribution undertakings, and should be retained for broadcasters (i.e. content providers). Under the TELUS proposal, a vertically integrated company operating both carriage and content businesses could not be foreign owned. A vertically integrated company choosing to sell its carriage business to a foreign buyer must ensure that the content business remains under separate Canadian ownership and control.

On November 22, 2010, the Minister of Industry announced the government’s intent to address the matter later in 2011 in the context of rule setting for upcoming spectrum auctions expected in 2012. A consultation on rule setting for the 700 MHz spectrum auction was launched on November 30, 2010, with comments accepted until February 28, 2011, and reply comments accepted until March 30, 2011.

In the interim, there remains some uncertainty regarding the interpretation of the existing rules due to a Cabinet decision. On December 10, 2009, the Governor in Council (on behalf of the federal Cabinet) issued Order in Council P.C. 2009-2008, which overturned an October 29, 2009, decision by the CRTC (Telecom Decision 2009-678) that found that wireless new entrant Globalive did not meet Canada’s foreign ownership laws due to the substantial capital backing of Egypt-based Orascom Telecom. Notwithstanding the Governor in Council’s claim that its decision was particular to facts of the Globalive case, it appeared that a new precedent had been set with respect to loosening foreign ownership restrictions in telecommunications, broadcasting and other sectors where the “control in fact” test has traditionally been applied. On January 8, 2010, Public Mobile Inc. filed an application for judicial review with the Federal Court of Appeal seeking to overturn the Governor in Council’s December 10, 2009, decision declaring Globalive to be eligible to operate as a Canadian carrier. Public Mobile Inc.’s application for a judicial review was opposed by the Federal Government and by Globalive. The Federal Court of Appeal decision was released on February 4, 2011, striking down the Order in Council that overturned CRTC Decision 2009-678 and issuing a 45-day stay of judgement, which Globalive is seeking to extend. The federal government and Globalive announced that they intend to appeal the Federal Court of Appeal ruling.

There is no assurance that resolution of uncertainty over interpretation of existing laws and regulations concerning foreign ownership restrictions that TELUS is subject to, or the manner in which they may be changed, will be beneficial to TELUS.

Risk mitigation for regulatory matters: TELUS generally advocates a regulatory environment in telecommunications that relies, to the greatest extent possible, on market forces rather than regulatory intervention, while in the case of the distribution of broadcasting content, it supports a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. TELUS believes that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers. TELUS does not oppose the removal of foreign ownership restrictions in telecommunications, or on the distribution of content, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers and broadcast distribution undertakings.

10.4 Human resources

Employee retention and engagement

The success of TELUS depends on the abilities, experience and engagement of its team members. Competition for highly skilled and entrepreneurial management and front-line employees is intense in the communications industry. The loss of key employees — or deterioration in overall employee morale and engagement from organizational changes, unresolved collective agreements or ongoing cost reduction — could have an adverse impact upon TELUS’ growth, business and profitability. TELUS continues its focus on efficiency initiatives that include an evolution of the Company’s performance bonus program tying it directly to corporate profitability. To help contain expenses, the Company and its employees continue to share cost increases associated with the benefits program.

With expanding competition in the telecommunications industry, employee retention risk is expected to remain elevated in 2011. TELUS aims to attract and retain key employees through both monetary and non-monetary approaches, striving to both protect and improve engagement levels. However, there can be no assurance that such approaches will be as successful as planned.

Risk mitigation: The compensation program at TELUS is designed to support its high-performance culture and is both market-driven and performance-based. This includes:

•                  Employee performance bonuses based on individual contributions as well as a corporate component

•                  Share options for eligible employees

•                  Restricted stock units (RSUs) and performance stock units (PSUs) for eligible employees

•                  TELUS Employee Share Purchase plan available to all domestic full-time and part-time employees.

Medium-term and long-term performance incentives (RSUs, PSUs and share options) for key personnel generally have three-year vesting periods. The increased value of TELUS shares in 2010 has increased the effectiveness of these retention incentives. Where required, TELUS also continues to implement targeted retention solutions for employees with talents that are scarce in the marketplace.

As well, a benefits program is offered that allows the tailoring of personal health, wellness, lifestyle and retirement choices to suit individual and family needs.

By striving to ensure TELUS’ compensation and benefits remain competitive, the Company seeks to maintain the ability to attract and retain key employees. With respect to ongoing program cost management, the Company hopes to manage engagement levels through direct and upfront communication to all employees as part of an overall business ownership culture. A positive indicator in 2010 was a 300 basis point increase in the measure of TELUS’ employee engagement. Management believes the following were influencing factors:

•                  Increased communications with front-line team members

•                  A focus on the customer and additional support for those team members performing in that capacity

•                  Winning in the marketplace due to innovative high-quality products and services available to customers on TELUS’ enhanced wireline and wireless networks.

TELUS will continue to focus on other non-monetary factors that have a clear alignment with engagement including:

•                  Performance management

•                  Career opportunities

•                  Training and development

•                  Recognition

•                  Work styles (e.g. facilitating working remotely from home and alternative work locations).

Collective bargaining

In August 2010, the membership of Syndicat québécois des employés de TELUS (SQET) in the TELUS Québec region ratified a new collective agreement that will expire on December 31, 2014. This agreement covers approximately 1,000 trades, clerical and operator services team members.

The collective agreement with the Telecommunications Workers Union (TWU) expired on November 19, 2010. Collective bargaining began in July 2010 and continues as of the date of this MD&A. The TWU contract applies to approximately 11,000 employees across Canada in TELUS’ wireline and wireless business segments.

In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned and may result in unanticipated increased costs and/or reduced productivity. In addition, there can be no assurance that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. Any potential need to continue operations in response to work disruptions has been addressed through extensive contingency planning and emergency operations plans. Though the Company has built and validated emergency operations plans, there can be no assurance that all potential issues have been planned for or that the contingencies planned for will manifest in exactly the same fashion as tested. As a result, there is risk that increased costs or disruptions may still occur.

10.5 Process risks

Systems and processes

TELUS has numerous complex systems and process change initiatives underway. There can be no assurance that the full complement of the Company’s various systems and process change initiatives will be successfully implemented or that sufficiently skilled resources will be available to complete all key initiatives planned for 2011 and beyond. There is risk that certain projects may be deferred or cancelled and the expected benefits of such projects may be deferred or unrealized.

Risk mitigation: In general, TELUS strives to ensure that system development priorities are selected in an optimal manner. TELUS’ project management approach includes extensive risk identification and contingency planning, scope and change control, and resource and quality management. The quality assurance of the solutions includes extensive functional, performance and revenue assurance testing, as well as capturing and utilizing lessons learned. In addition, TELUS often moves its business continuity planning and emergency management operations centre to a heightened state of readiness in advance of major systems conversions.

Large enterprise deals

TELUS’ operating efficiency and earnings may be negatively impacted by challenges with (or ineffective) implementation of large enterprise deals, which may be characterized by service credits that lower revenues, significant upfront expenses and capital expenditures, and a need to anticipate, understand and respond to complex and multi-faceted enterprise customer-specific requirements and stakeholders. There can be no assurance that service implementation will proceed as planned and expected efficiencies will be achieved, which may impact return on investment or desired margins to be realized. The Company may also be constrained by available staff, system resources and co-operation of existing service providers, which may limit the number of large contracts that can be implemented concurrently in a given period and/or increase the cost to TELUS related to such implementations.

Risk mitigation: TELUS has gained experience in implementing numerous large enterprise deals over a number of years and expects to continue to focus on implementing recent large enterprise contract wins. In addition, the Company expects to continue being selective as to which new large contracts it will bid on and to increase its focus on the SMB market.

TELUS continues to realize the benefits of implementing internal reorganizations, including the consolidation of three enabling units into two integrated teams: Technology Strategy and Business Transformation and Technology Operations, as well as the consolidation of certain customer-facing business units. The expected benefits include streamlined operations, more effective deployment of technologies and supporting systems, cost efficiencies, improved customer service, and better capability to implement large enterprise deals. TELUS follows industry standard practices for rigorous project management, including executive (senior) level governance and project oversight; appropriate project resources, tools and supporting processes; and proactive project-specific risk assessments and risk mitigation planning. TELUS also conducts independent project reviews and internal audits to help monitor progress and identify areas that may require additional focus, and to identify systemic issues and learnings in project implementations which may be shared among projects.

Reorganizations

Arising from its operating efficiency program, the Company carries out a number of operational consolidation, rationalization and integration initiatives each year. For 2010 initiatives, see Section 2.2 Strategic imperatives — Investing in internal capabilities. The initiatives are aimed at improving the Company’s operating productivity and competitiveness. There can be no assurance that all planned efficiency initiatives will be completed, or that such initiatives will provide the expected benefits or will not have a negative impact on operating performance, employee engagement, financial results and customer service.

Risk mitigation: TELUS focuses on and manages organizational changes through a formalized business transformation function by leveraging the expertise, key learnings and best practices gained from mergers, business integrations and efficiency-related reorganizations in recent years.

Foreign operations

Maintaining TELUS’ international operations presents unique risks, including country-specific risks (such as different political, legal and regulatory regimes and cultural values), lack of diversity in geographical locations, concentration of customers, different taxation regimes, infrastructure and security challenges, different exposure to and frequency of natural disasters, and the requirement for system processes that work across multiple time zones, cultures and countries. There can be no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining the different management and cultures, which could result in a negative impact on operating and financial results.

Risk mitigation: TELUS’ strategy is to improve the diversity and geographic distribution of its operations, customers and conduct of business process outsourcing activities. TELUS has in recent years expanded its Philippines operations to locations in India, Central America, the Caribbean region and the U.S. state of Nevada. The continued expansion of international operations provides TELUS with more geographic diversity, spreads political risk among the foreign jurisdictions, provides the Company an ability to serve customers in multiple languages and in multiple time zones, and through network redundancy and contingency planning, provides the ability to divert operations in emergency situations. The Company continues to work with its international operations to extend operational best practices, to integrate and align international and domestic Canadian operations, as appropriate, and to ensure that internal controls are implemented, tested, monitored and maintained. TELUS also maintains a currency hedging program to reduce certain foreign currency exposures.

Integration of acquisitions

Post-merger and post-acquisition activities include the review and alignment of accounting policies, employee transfers and moves, information systems integration, optimization of service offerings and establishment of control over new operations. Such activities may not be conducted efficiently and effectively, negatively impacting service levels, competitive position and expected financial results.

Risk mitigation: TELUS has a team that performs a post-merger integration (PMI) function. The PMI team applies an integration model, based on learnings from numerous previous post-acquisition integrations, which enhances and accelerates the standardization of TELUS’ business processes and strives to preserve the unique qualities of acquired operations. PMI begins with strategic, pre-closing analysis and planning, and continues after closing with the execution of a plan. Initial plans are re-evaluated and assessed regularly, based on timely feedback received from the integration teams.

Data protection

Some of the Company’s efficiency initiatives rely on offshoring of internal functions to TELUS International’s operations and leveraging partners domestically and abroad. To be effective, offshore and partner relationships require TELUS to provide access to the Company’s data. Remote access to TELUS data could lead to data being lost, compromised or accessed by third parties potentially for inappropriate use, negatively impacting the Company’s competitive position, financial results and brand.

Risk mitigation: A core component of TELUS’ strategy is for data to reside in TELUS facilities in Canada, with the deployment of infrastructure to support partner connectivity to view these TELUS systems. TELUS International and partners are provided with remote views of the data without it being stored on local systems.

Another core component of the TELUS strategy is payment card industry (PCI) compliance, a rigorous set of standards leveraging the latest security technology, such as encryption, to ensure the protection of customer credit card information. These capabilities are being introduced and implemented by TELUS and TELUS International in accordance with the ongoing PCI certification program.

10.6 Financing and debt requirements

TELUS’ business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in the capital markets, increased bank capitalization regulations, reduced lending in general, or a reduced number of active Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital for investment grade corporate issuers such as TELUS.

Risk mitigation: TELUS may finance future capital requirements with internally generated funds, borrowings under the unutilized portion of its bank credit facility, use of securitized accounts receivable, use of commercial paper or the issuance of debt or equity securities. TELUS has a shelf prospectus available until October 2011, under which, as at December 31, 2010, it can offer up to $2 billion of debt and equity. TELUS believes its adherence to its stated financial policies and the resulting investment grade credit ratings, coupled with its efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

The Company has a $2 billion credit facility ($1.78 billion available at December 31, 2010) that expires on May 1, 2012. This facility allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. As described in Section 7.6 Accounts receivable sale, TELUS Communications Inc. also has an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. At December 31, 2010, TCI had received aggregate cash proceeds of $400 million, with $100 million available. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd., failing which, the Company may be required to wind down the program prior to the May 2012 termination date of the agreement.

Ability to refinance maturing debt

At December 31, 2010, the only significant maturity of long-term debt in 2011 is the remaining U.S.$741 million of 8% Notes due June 1. TELUS also operates a commercial paper program (maximum of $1.2 billion) that permits access to low-cost funding. At December 31, 2010, TELUS had $104 million of commercial paper issued, which must be refinanced on an ongoing basis to enable the cost savings relative to borrowing on the 2012 credit facility to be realized. Capital market conditions may prohibit the rolling of commercial paper at low rates.

Risk mitigation: Through successful financing activities in 2010 (see Section 7.3), TELUS increased the average term to maturity of its long-term debt to 5.7 years at December 31, 2010, from 5.0 years at December 31, 2009. The Company’s commercial paper program is fully backstopped by the 2012 credit facility. In 2011, TELUS may issue additional long-term debt to help refinance the maturing 8% Notes, although the Company has sufficient unutilized credit facilities to refinance this debt without accessing the long-term debt markets. At December 31, 2010, TELUS’ long-term debt was $6.06 billion, with various amounts maturing from 2011 to 2025 (see Section 4.3 for a debt maturity profile).

A reduction in TELUS credit ratings could impact the Company’s cost of capital and access to capital

The Company’s cost of capital could increase and access to capital might be affected by a reduction in the credit ratings of TELUS and/or TCI. There can be no assurance that TELUS can maintain or improve current credit ratings.

Risk mitigation: TELUS seeks to maintain debt credit ratings in the range of BBB+ to A-, or equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target with a stable outlook or trend and have confirmed TELUS’ ratings for 2010. TELUS has financial policies in place that were established to help maintain or improve existing credit ratings. (See Section 7.4 Liquidity and capital resource measures.)

Lower than expected free cash flow could constrain ability to invest in operations or reduce debt

TELUS expects to generate free cash flow in 2011 after investing approximately $1.7 billion of capital expenditures. Free cash flow would be available to, among other things, pay dividends to the Company’s shareholders. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth. As described in Section 1.5, payment of net cash income taxes and funding of defined benefit pension plans in the future will reduce the after-tax cash flow otherwise available to return capital to the Company’s shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to pay dividends according to the target payout guideline.

Risk mitigation: The TELUS Board reviews the dividend each quarter, based on a number of factors including a target dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis. This review resulted in TELUS announcing two quarterly dividend increases in 2010, with the fourth quarter declaration at $0.525 per share for dividends paid in January 2011. Based on the beginning-of-year level of quarterly dividend and shares outstanding, annualized dividend payments would total approximately $675 million in 2011. The Company announced a return to the purchase of shares in the open market for reinvested dividends rather than issue shares from treasury. In the future, TELUS could seek Board approval to return to issuing shares from treasury for reinvested dividends, in order to reduce cash outflows in respect of dividends.

The Company’s financial instruments, and the nature of credit risks, liquidity risks and market risks that they may be subject to, are described in Financial instruments in Section 7.8.

10.7 Tax matters

Income and commodity tax amounts, including tax expense, may be materially different than expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation that pertain to TELUS’ activities are subject to continual change. The Company collects and pays significant amounts of commodity taxes, such as provincial sales taxes, harmonized sales taxes and federal goods and services taxes, to various taxation authorities. The Company also accrues and pays significant amounts of income taxes and has significant future income tax liabilities and income tax expense. Income tax amounts are based on TELUS management’s estimates, using accounting principles that recognize the benefit of income tax positions that are more likely than not of being sustained upon examination on an issue-by-issue basis. The benefit is measured at the largest amount with greater than 50% probability of being realized. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realization of such amounts, can materially affect the determination of net income or cash flows. As noted in Section 1.5 Financial and operating targets for 2011, TELUS currently expects to make cash income tax payments, net of recoveries, of approximately $130 to $180 million. The 2011 blended statutory income tax rate is expected to be 26.5 to 27.5%. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization or realization of future income tax accounts is uncertain, as it is dependent on future earnings of TELUS and other events. The amounts of future income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates in effect at the time, which can be changed by governments. The amounts of cash tax payments and future income tax liabilities are also based upon the Company’s anticipated mix of revenues among the jurisdictions in which it operates, which is also subject to change.

The audit and review activities of the Canada Revenue Agency and other jurisdictions’ tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, future income tax liabilities and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or that the amount and timing of receipt or use of the tax-related assets will be as currently expected. Management’s experience indicates the taxation authorities are more aggressively pursuing perceived tax issues and have increased the resources they put to these efforts. The economic recession that ended in 2009 has only served to exacerbate such aggressive practices.

In order to provide comprehensive solutions to primarily Canadian-based customers operating in foreign jurisdictions, the Company has entered into further arrangements for the supply of services in such foreign jurisdictions, thus exposing itself to multiple forms of taxation.

In 2008, the Company continued to expand its activities into the United States and other foreign jurisdictions including the United Kingdom, Philippines, Panama, Guatemala, El Salvador and Barbados. In 2009, as part of its operational efficiency program, the Company increased its offshoring of certain business processes to the Philippines and India. In the U.S., federal, state and local jurisdictions have created varying complex regimes for income, revenue, sales and use, and property taxes. The number and variation of such regimes in the U.S. jurisdictions where the Company has transactions cause additional financial risk to the Company. Generally, each foreign jurisdiction has its own taxation peculiarities in the forms of taxation imposed (such as value-added tax, gross receipts tax or income tax) and its own legislation and tax treaties with Canada, as well as currency and language differences. Notwithstanding the usual differences, the telecommunications industry has unique issues that lead to uncertainty in the application or division of tax between domestic and foreign jurisdictions. Accordingly, TELUS’ foreign expansion activities have increased the Company’s exposure to tax risks, from both financial and reputation perspectives.

Risk mitigation: The Company maintains an internal Taxation department composed of professionals who are trained and educated in taxation administration and who maintain an up-to-date knowledge base of new developments in the underlying Canadian law, its interpretations and jurisprudence. TELUS also has an experienced international team with knowledge of U.S. and other foreign tax laws, supplemented by U.S. and foreign external advisors, to provide tax advice and to assess foreign tax issues and risks. This team is also responsible for the specialized accounting required for income taxes, and accordingly, is charged with maintaining state-of-the-art knowledge of tax accounting developments and the implementation of such relevant measures, as required.

The transactions of the Company are under continual review by the Company’s Taxation department whereby transactions of an unusual or non-recurring nature, in particular, are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to and reassessed by tax counsel as a check to initial exposure assessments. As a matter of regular practice, large and international transactions are reviewed by external tax counsel, while other third-party advisors may also be engaged to express their view as to the potential for tax exigibility. In 2010, the Company completed phase one of its three-phase enterprise-wide program to review its existing international structure, systems and processes and to develop a future mode of operation that will mitigate its regulatory, legal and tax risks as it continues international expansion. Additional adjustments will continue into 2011 to take into account business changes. In 2010, the Company continued to work on expanding the capability of its U.S. automated regulatory and tax billing system for additional products and services that is expected to be completed in 2011. The Company engages external counsel and advisors as appropriate to provide advice and to prepare or review returns to enable the Company to comply with tax laws in the jurisdictions outside of Canada in which it has operations of any significance. The advice and returns provided by such advisors and counsel are reviewed for reasonableness by TELUS’ internal Taxation team.

10.8 Health, safety and environment

Team member health, wellness and safety

Lost work time resulting from the physical injury or psychological illness of TELUS team members can negatively impact organizational productivity and employee benefit costs.

Risk mitigation: To minimize absences in the workplace, TELUS supports a holistic and proactive approach to team member health by providing comprehensive wellness, disability, ergonomic and employee assistance programs. To promote safe work practices, the Company has long-standing training and orientation programs for team members, contractors and suppliers who access TELUS facilities. Wellness programs include training for managers and access to short-term and long-term counselling for individual team members and/or teams. However, there can be no assurance that these safety and health programs and practices will be effective in all situations.

Radio frequency emission concerns

Some studies and various media reports have asserted that radio frequency emissions from wireless handsets may be linked to certain adverse health effects. There can be no assurance that future health studies, government regulations or public concerns about the health effects of radio frequency emissions will not have an adverse effect on the business and prospects for TELUS. For example, public concerns could reduce subscriber growth and usage, and increase costs as a result of modifying handsets, relocating wireless towers, and addressing incremental legal requirements and product liability lawsuits. TELUS continues to monitor developments in this area.

Risk mitigation: Evidence in the scientific community, as determined and published in numerous studies worldwide, supports the conclusion that there is no demonstrated public health risk associated with the use of wireless phones. These include a study published in the Journal of the National Cancer Institute in 2006, involving 420,000 cell phone users in Denmark. This study found that cell phone users are no more likely than anyone else to suffer a range of cancer types. Government agencies in Canada responsible for establishing safe limits for signal levels of radio devices also support the conclusion that wireless telephones are not a health risk. TELUS believes that the handsets it sells comply with all applicable Canadian and U.S. government safety standards.

Responsible driving

Research has shown an increase in distraction levels for drivers using wireless devices while operating vehicles. All Canadian provinces except New Brunswick have passed laws to ban the use of handheld mobile phones while driving, but do permit the use of hands-free devices. Alberta requirements are expected to come into effect by the middle of 2011. There can be no assurance that additional laws against using mobile phones or hands-free devices while driving will not be passed and that, if passed, such laws will not have a negative effect on subscriber growth rates, usage levels or wireless revenues.

Risk mitigation: TELUS promotes responsible driving and recommends that driving safely should be every wireless customer’s first responsibility. The Company provides and sells hands-free devices in its retail channels.

Concerns related to contaminated property and associated risk to human health or wildlife

To conduct business operations, TELUS owns or leases a large number of properties. The presence of fuel systems for back-up power generation enables the provision of reliable service, but also poses an environmental risk for the Company. Spills or releases of fuel from these systems have occurred occasionally, with the maximum cost incurred at any site to date rarely exceeding $1 million. A significant portion of this risk is associated with the clean-up of sites contaminated by historic TELUS practices or by previous owners. There were no significant changes to TELUS’ environmental risks during 2010. Although TELUS takes proactive measures to identify and mitigate environmental exposures and employs an environmental management system (EMS) based on ISO14001:2004, there can be no assurance that specific environmental incidents will not impact TELUS operations in the future.

Risk mitigation: While TELUS’ environmental risks are considered immaterial to the Company’s financial results, they are important from a corporate social responsibility perspective, which TELUS takes seriously. Poor environmental performance or ineffective risk mitigation could have negative legal, brand or community relations impacts. The Company’s EMS is designed to proactively identify and prioritize these risks. The specific risk posed by fuel systems is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. Further detailed assessment of environmental risks and mitigation activities can be found in the TELUS corporate social responsibility (CSR) report at telus.com/csr.

Concerns related to climate change

TELUS supports the general view of the worldwide scientific community that anthropogenic sources of greenhouse gases, such as carbon dioxide equivalency (CO2e), are possibly accelerating the rate of global climate change. The changes related to climate change are a potential risk to TELUS’ business operations including but not limited to the Company’s ability to provide telecommunications services to customers. TELUS’ North American CO2e emissions have remained fairly consistent with little variance since it began measuring its CO2e output. The Company estimates that its emissions in 2010 will be similar to those in 2009, approximately 320,000 tonnes, with final publication of its emissions to be made in the 2010 CSR report.

Risk mitigation: TELUS recently announced its climate change strategy, which includes a mitigation component focusing on energy and CO2e reduction, an adaptation component, and an innovation component, which helps customers and communities realize their climate change goals through TELUS’ technological and service solutions. TELUS’ strategic targets are a 25% reduction in CO2e emissions over 2009 levels by 2020 and a 10% reduction in energy use over the same period. This is expected to be achieved through network efficiency upgrades, real estate transformation and LEED (leadership in energy and environmental design) principles certification for construction of new buildings, in-house technology upgrades, server virtualization, increased use of video-conferencing and teleconferencing, fleet transformation and employee education. TELUS measures its yearly emissions against its targets and actively pursues efficiency strategies to help reach its goals.

Concerns related to electronic waste (e-waste)

TELUS has a responsibility to help ensure that equipment it uses or sells is dealt with appropriately at the end of its life cycle. Improperly managed e-waste may be sent to landfills and is often sent to developing countries which, due to a lack of disposal regulations, can contribute to environmental and health impacts.

Risk mitigation: TELUS has implemented an e-waste management program designed to provide approved recycling channels for both its external and internal electronic products. One example is the Recycle My Cell initiative, where TELUS has partnered with the Canadian Wireless Telecom Association (CWTA) to introduce a national program that links all participating recycling programs, making it easier for consumers to know where and how to dispose of wireless devices. The phones collected through this program are sent to approved Canadian facilities where they are refurbished and re-used, or recycled. Recycled phones are sent to approved processors to be broken down into usable components for resale, reducing landfill waste generation.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given the size of TELUS, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against the Company and its subsidiaries. TELUS cannot predict with any certainty the outcome of such actions and as such, there can be no assurance that financial or operating results will not be negatively impacted.

Risk mitigation: The Company believes that it has put in place reasonable policies, processes and awareness designed to enable compliance with legal and contractual obligations and reduce exposure to legal claims. Please also refer to the other risk mitigation steps discussed in this subsection.

Class actions

TELUS and certain subsidiaries are defendants in a number of certified and uncertified class actions. The Company has observed an increased willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons, and the number of class actions filed against the Company has continuously increased in recent years. The adoption by governments of increasingly stringent consumer protection legislation (such as Quebec’s Bill 60 in 2010) may also increase the number of class actions. A successful class action lawsuit, by its nature, could result in a sizable damage award that negatively affects a defendant’s financial or operating results.

Certified class actions

Certified class actions against the Company include a class action brought in 2004 in Saskatchewan against a number of past and present wireless service providers including TELUS. The claim alleges that each of the carrier defendants is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings were commenced in other provinces. A national class was certified in September 2007 by the Saskatchewan Court of Queen’s Bench. In February 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two decisions of the Supreme Court of Canada. In March 2010, the Company obtained leave to appeal the 2007 certification decision and that appeal was heard in December 2010 with the court reserving judgement. Certification is a procedural step. If the Company is unsuccessful on appeal of the certification decision, the plaintiff would still be required to prove the merits of the claim.

A new class action making substantially the same allegations was brought in 2009 in Saskatchewan. The Company believes this was done in an attempt to take advantage of the expanded scope in class action legislation since 2004. The new class action was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. In March 2010, the plaintiffs applied for leave to appeal the stay decision and that application was adjourned pending the outcome of the 2004 class action.

Risk mitigation: Certification of a class action does not determine the merits of the claim, and the plaintiffs are still required to prove the merits of their claims. The Company believes that it has good defences to these actions and is vigorously defending them. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

Uncertified class actions

Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 911 charges to the public and have been deceitfully passing them off as government charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of rounding up wireless airtime to the nearest minute and charging for the full minute. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims, but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Risk mitigation: The Company is vigorously defending certification of these actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that if the Company were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims.

Civil liability in the secondary market

Like other Canadian public companies, TELUS is subject to civil liability for misrepresentations in written disclosure and oral statements, and liability for fraud and market manipulation. Legislation creating liability was first introduced in Ontario in 2005. Since then, other provinces and territories have adopted similar legislation.

The legislation creates a right of action for damages against TELUS, its directors and certain of its officers in the event that TELUS, or a person with actual, implied or apparent authority to act or speak on behalf of TELUS, releases a document or makes a public oral statement that contains a misrepresentation, or TELUS fails to make timely disclosure of a material change.

The legislation permits action to be taken by any person or company that acquires or disposes of TELUS securities in the secondary market during the period of time that the misrepresentation remains uncorrected in the public or, in the case of an omission, until such time as the material change has been disclosed. It is not necessary for the person or company to establish that they relied on the misrepresentation in making the acquisition or disposition.

Risk mitigation: When the legislation was first introduced, TELUS conducted a review of its disclosure practices and procedures and the extent to which they were documented. As part of that review, TELUS consulted external advisors. This review indicated that TELUS has well-documented and fulsome processes in place, including a corporate disclosure policy that restricts spokespersons to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, outlines the communication approach to issues, and has a disclosure committee to review and determine disclosure of material information. TELUS monitors legal developments and annually re-evaluates its disclosure practices and procedures, including in 2010, and believes that they continue to be appropriate and prudent and that its risk exposure is reasonable and has not changed significantly over the past 12 months. However, there can be no assurance that TELUS’ processes will be followed by all team members at all times.

Legal compliance

TELUS relies on its employees, officers, Board of Directors, key suppliers and partners to demonstrate reasonable legal and ethical standards. Situations might occur where individuals do not adhere to TELUS policies or contractual obligations, or where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner that is not fully compliant with legislation or contractual obligations. In addition, there could be cases where compliance programs may not be fully adhered to or parties may have a different interpretation of the requirements of particular legislative provisions. In the case of TELUS Health Solutions, personal information includes sensitive health information of individuals who are TELUS customers or healthcare providers’ end customers. These situations may expose TELUS to litigation and the possibility of damages, sanctions and fines, and/or negatively affect TELUS’ financial or operating results and reputation.

In 2010, the Company continued to expand its activities into the United States and other countries. When operating in foreign jurisdictions TELUS is required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the legal and tax exposures the Company faces.

Risk mitigation: Although management cannot predict outcomes with certainty, management believes that it has reasonable policies, controls and processes, and awareness in place for proper compliance and that these programs are having a positive effect on reducing risks. Since 2002, TELUS has instituted for its employees, officers and directors an ethics policy and in 2003, established a toll-free Ethics Line for anonymous reporting by anyone who has issues or complaints. Since 2003, TELUS has had a designated Compliance Officer, whose role is to work across the enterprise to ensure that the business has the appropriate controls and measurements in place to facilitate legal compliance. For example, as a proactive measure on privacy compliance, TELUS places a control in the project development stage of major projects by requiring a privacy impact assessment to be performed for all major projects involving the use of customer or team member personal information.

In 2010, the Company continued to enhance and further test and implement major system capabilities and processes to accommodate regulatory, legal and tax requirements when pursuing opportunities outside Canada. The Company also continued to advance a program to support TELUS’ business plans for limited additional expansion and service extension outside Canada. In the first phase of that program, TELUS completed its assessment of the Company’s business processes and gating controls that strive to ensure that all foreign expansion initiatives receive appropriate review by regulatory, legal and taxation advisors. Such reviews support ongoing compliance with domestic and foreign regulatory, legal and taxation requirements. In 2010, TELUS received proposals for the second phase to establish a mode of operation to support compliance with foreign regulatory, legal and taxation requirements. These proposals are now under review. In addition, legal counsels qualified in the relevant foreign jurisdictions are engaged by TELUS’ subsidiaries to provide legal advice as appropriate.

The Compliance Officer reports jointly to the Audit Committee and the Senior Vice-President and Chief General Counsel. This dual reporting provides direct line-of-sight reporting to the Audit Committee to address identified risks.

Defects in software and failures in data and transaction processing

TELUS Health Solutions and TELUS Finance Solutions provide to their customers certain applications and managed services that involve the processing or storing of data, including sensitive personal health data, and the transfer of large funds. Software defects or failures in data or transaction processing could lead to substantial damage claims. For instance, a defect in a TELUS Health Solutions application could lead to personal injury, while a failure in transaction processing could result in the transfer of funds to the wrong recipient.

Risk mitigation: Management believes that it has put in place reasonable policies, controls, processes (such as quality assurance programs in software development procedures) and contractual arrangements (such as disclaimers, indemnities and limitations of liability), as well as insurance coverage, to reduce exposure to legal claims.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may incent intellectual property rights holders to more aggressively pursue infringement claims.

Given the vast array of technologies and systems used by TELUS and its affiliates to deliver their products and services, and with the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, TELUS and its affiliates receive from time to time communications, ranging from solicitations to demands and legal actions, from third parties claiming ownership rights over intellectual property used by TELUS and its affiliates and asking them to pay a settlement or licensing fees for the continued use of such intellectual property. There can be no assurance that TELUS and its affiliates will not be faced with significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced for the primary purpose of extracting a settlement. TELUS and its affiliates may incur significant costs in defending infringement claims, and may suffer significant damages and lose the right to use technologies that are essential to their operations should any infringement claim prove successful. As developers of technology, TELUS Health Solutions and TELUS Finance Solutions depend on their ability to protect the proprietary aspects of their technology. The failure to do so adequately could materially affect their business. However, policing unauthorized use of TELUS’ intellectual property may be difficult and costly.

Risk mitigation: While TELUS and its affiliates incorporate many technologies into their products and services, other than TELUS Health Solutions and TELUS Finance Solutions, they are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is the practice of TELUS and its affiliates to seek and obtain contractual protections consistent with industry practices, to help mitigate the risks of intellectual property infringements. It is the practice of TELUS Health Solutions and TELUS Finance Solutions to vigorously protect their intellectual property rights through litigation and other means.

10.10 Human-caused and natural threats

Concerns about natural disasters and intentional threats to TELUS’ infrastructure and its Canadian and international business operations

TELUS is a key provider of critical communications infrastructure in Canada and has certain supporting business functions located in six other countries. The Company’s network, information technology, physical assets, team members, supply chain and business results may be materially impacted by exogenous threats, including:

•                  Natural disasters, seismic and severe weather-related events such as ice, snow and wind storms, flooding, lightning strikes, wildfires, typhoons/hurricanes, tornadoes and tsunamis

•                  Intentional threats such as sabotage, terrorism, labour disputes, and political and civil unrest

•                  Dependence on the provision of service to the Company by other infrastructure providers (e.g. power)

•                  Public health threats such as pandemics.

The Company recognizes that global climate change may exacerbate certain of these threats, including the frequency and severity of weather-related events.

Risk mitigation: TELUS has an extensive ongoing enterprise-wide business continuity program (BCP) with resources dedicated to design, exercise, maintain, execute and monitor business continuity/disaster recovery policies, plans and processes that address a range of scenarios and for its key facilities. This approach is focused on supporting TELUS’ continued ability to serve customers and protect corporate assets, and strives to ensure employee protection and safety by instituting resiliency planning in the Company’s day-to-day business operations. In regard to internationally situated business support and outsourcing functions, TELUS has acquired and/or announced expansion of these activities in additional countries in different geographic regions to mitigate the risk of locating these functions in one country. TELUS has had a pandemic plan in place for more than five years. In 2010, pandemic plans were audited, exercised and updated to address the threat and to accommodate key lessons from the 2009 H1N1 influenza outbreak. TELUS continues to monitor the pandemic threat and maintain plans to address it. In addition, TELUS continues to sustain ongoing risk mitigation in regards to seismic upgrades, fire protection, flood prevention and power provisioning. Although TELUS has business continuity planning processes in place, there can be no assurance that specific events or a combination of events will not materially impact TELUS operations and results.

Security — Electronic attack

Electronic attacks are intentional acts to gain unauthorized access to TELUS information or to prevent legitimate users from gaining access. Such attacks may use a range of techniques, from social engineering (non-technical intrusion relying heavily on human interaction and trickery to break normal security procedures) to the use of sophisticated software/hardware.

Risk mitigation: Using a layered security approach, TELUS has implemented a number of proactive, reactive and containment processes and systems to safeguard its IT infrastructure, information repositories and information distribution. Security policies and procedures are in place to govern the duties of those responsible for information confidentiality and integrity. Intrusion detection systems, access controls and incident response procedures are in place to provide continuous monitoring of TELUS’ IT infrastructure.

Security — Vandalism and theft

TELUS has a number of publicly situated physical assets that are subject to vandalism and/or theft, including public payphones, copper cable, and network and telephone switch centres.

Risk mitigation: The Company has implemented an array of physical and electronic barriers, controls and monitoring systems to protect its assets, considering such factors as asset importance, exposure risks and potential costs incurred should a particular asset be damaged or stolen. As an additional level of risk management, TELUS has a corporate security group that continually investigates and evaluates the risks and, in co-operation with law enforcement and other external agencies, adjusts its level of protection to meet changing risks.

While TELUS has IT and network security planning processes, and thorough physical asset security planning processes, there can be no assurance that specific events will not materially impact TELUS operations and results.

10.11 Economic growth and fluctuations

Economic growth in Canada was estimated to be 2.9% in 2010 supported by monetary and fiscal stimulus, after the economy emerged from a year-long recession in the third quarter of 2009. The Bank of Canada’s January 2011 Monetary Report estimated growth of 2.4% for 2011 and 2.8% for 2012. Persistent strength in the Canadian dollar continues to act as a drag on the Canadian economy. In addition, Statistics Canada’s December 2010 Labour Force Survey reported an unemployment rate of 7.6%, down from 8.5% in December 2009. Improvement in employment levels may continue to lag the economic recovery.

With recent strength in the Canadian natural resource sector and growth in Asia, growth in Alberta and British Columbia is expected to be stronger than in Central Canada. However, some concerns remain around unemployment rates, the timing and impact of reduced government spending, the impact of increases in interest rates currently expected from the Bank of Canada later in 2011, and the impact of U.S. and global economic weaknesses.

Slow or uneven economic growth may adversely impact TELUS

Economic uncertainty may cause residential and business telecommunications customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. A significant economic downturn or recession could adversely impact TELUS’ profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow.

Risk mitigation: The Company cannot completely mitigate economic risks. TELUS continues to focus on five key diversified vertical business markets: the public sector, healthcare, financial services, energy and telecom wholesale. The public sector, healthcare and financial services vertical markets are generally expected to be less exposed to economic cycles. TELUS continues to pursue cost reduction and efficiency initiatives. The Company expects its 2011 capital expenditures to be at a level similar to 2010 and approximately 19% lower than in 2009. If necessary, the Company could consider additional cost and efficiency initiatives and lower capital expenditure levels in future years.

Pension funding

Economic and capital market fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS’ pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences.

Risk mitigation: TELUS seeks to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. Pension expense and funding for 2011 have been largely determined by the rates of return on the plans’ assets for 2010 and interest rates at year-end 2010. Under IFRS, TELUS’ actuarial gains and losses for defined benefit plans are charged to Other comprehensive income, partly contributing to an estimated pension recovery of approximately $34 million in 2011, as compared to a pension expense of $28 million in 2010 as currently reported under Canadian GAAP. The Company’s best estimate of cash contributions to its defined benefit pension plans in 2011, including a $200 million voluntary special contribution in January 2011, is $298 million ($137 million in 2010).

11.       Definitions and reconciliations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A. IFRS-based financial information provided in this section is subject to change, as described further in Section 8.2 Accounting policy developments.

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA is not a calculation based on Canadian GAAP, IFRS-IASB or U.S. GAAP. EBITDA should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA — excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 11.4). EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors are cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

After changeover to IFRS, management intends to present standardized EBITDA (CICA guideline) in its disclosures, and may periodically also calculate an adjusted EBITDA that will exclude items of an unusual nature that do not reflect normal or ongoing telecommunications operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes. Management’s definition of EBITDA differs from standardized EBITDA, as illustrated below:

	Years ended December 31
Calculation of EBITDA	Unaudited pro forma IFRS-IASB	As currently reported
($ millions)	2010	2010	2009
Net income	1,052	1,038	1,002
Financing costs	522	510	532
Income taxes	335	328	203
Depreciation	1,339	1,333	1,341
Amortization of intangible assets	402	402	381
Impairment losses (reversals) for capital assets	—	—	—
Standardized EBITDA (CICA guideline)	3,650	3,611	3,459
Other expense, net		32	32
EBITDA (management’s definition)		3,643	3,491

As EBITDA is often used as a valuation metric, an analysis of the pro forma difference in EBITDA arising from the transition to IFRS is presented in the following table. The effects of transition on individual line items on the Consolidated statement of income and other comprehensive income are presented in more detail in Section 8.2.3.

Analysis of the difference in management’s definition of EBITDA following the transition to IFRS

Year ended December 31 ($ millions)	2010
EBITDA (as currently reported)	3,643
IFRS recognition, measurement, presentation and disclosure effects
Other operating income (in revenues rather than Other expense, net)	2
Charitable donations expense (in Operating expenses rather than Other expense, net)	(26)
Employee benefits — defined benefit plans	39
Leasing — sales and leaseback transactions	(12)
Asset retirement obligations	4
EBITDA (unaudited pro forma IFRS-IASB)	3,650

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

	Unaudited pro forma IFRS-IASB	As currently reported
Years ended December 31 ($ millions)	2010	2010	2009
EBITDA	3,650	3,643	3,491
Capital expenditures	(1,721)	(1,721)	(2,103)
	1,929	1,922	1,388

11.2 Free cash flow

Free cash flow is not a calculation based on Canadian GAAP, IFRS-IASB or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Free cash flow can be used to gauge TELUS’ performance over time. Investors are cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies, and differs from standardized free cash flow defined by the CICA. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Calculation of free cash flow

	Unaudited pro forma IFRS-IASB	As currently reported
Years ended December 31 ($ millions)	2010	2010	2009
EBITDA (see Section 11.1)	3,650	3,643	3,491
Deduct donations and securitization fees included in Other expense, net, as currently reported	n/a	(33)	(25)
Items from the consolidated statements of cash flows:
Share-based compensation	(30)	(30)	(23)
Net employee defined benefit plans expense (recovery)	(8)	31	20
Employer contributions to employee defined benefit plans	(140)	(140)	(180)
Restructuring costs net of cash payments	(24)	(24)	84
Cash interest paid (includes securitization fees under IFRS)	(479)	(471)	(567)
Cash interest received	3	3	54
Income taxes refunded (paid), net	(311)	(311)	(266)
Capital expenditures	(1,721)	(1,721)	(2,103)
Free cash flow (management’s definition)	940	947	485

The CICA’s Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of the entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

	As currently reported
Years ended December 31 ($ millions)	2010	2009
Cash provided by operating activities	2,546	2,904
Deduct stipulated dividends	n/a	n/a
Deduct capital expenditures	(1,721)	(2,103)
Proceeds from disposition of capital assets	1	—
Standardized free cash flow (CICA guideline)	826	801
Other (line item in cash provided by operating activities)	41	(23)
Reduction (increase) in securitized accounts receivable	100	(200)
Other net changes in non-cash operating working capital	(20)	(93)
Proceeds from disposition of capital assets	(1)	—
Free cash flow (management’s definition)	947	485

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

Smartphones are advanced mobile devices or personal digital assistants (PDAs) that provide text messaging, email, multimedia downloads and social networking (e.g. Facebook Mobile) functionalities in addition to voice. TELUS reports smartphones as a percentage of gross postpaid subscriber additions and as a percentage of the postpaid subscriber base.

11.4 Definition and calculation of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded on the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, loss on redemption of debt, and ongoing impacts of a net-cash settlement feature introduced in 2007.

Calculation of dividend payout ratios

	Unaudited pro forma IFRS-IASB	As currently reported
Measure for December 31 ($, except ratios)	2010	2010	2009
Dividend payout ratio
Numerator — Annualized fourth quarter dividend declared per Common Share and Non-Voting Share	2.10	2.10	1.90
Denominator — Earnings per Common Share and Non-Voting Share	3.27	3.23	3.14
Ratio (%)	64	65	61
Dividend payout ratio of adjusted net earnings
Numerator — Annualized fourth quarter dividend declared per Common Share and Non-Voting Share	2.10	2.10	1.90
Adjusted net earnings ($ millions)
Net income attributable to Common Shares and Non-Voting Shares	1,048	1,034	998
Deduct favourable income tax-related adjustments	(30)	(30)	(165)
Add back loss on redemption of debt	37	37	69
Net-cash settlement feature	(7)	(7)	1
	1,048	1,034	903
Denominator — Adjusted net earnings per Common Share and Non-Voting Share	3.27	3.23	2.84
Adjusted ratio (%)	64	65	67

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument (NI) 41-101 and related instruments. Prior to the changeover to IFRS, the calculation prescribed the use of gross interest expense on long-term debt; after the changeover to IFRS, the calculation prescribes the use of total gross interest expense.

Calculation of earnings coverage

	Unaudited pro forma IFRS-IASB	As currently reported
Years ended December 31 ($ millions, except ratio)	2010	2010		2009
Net income attributable to Common Shares and Non-Voting Shares	1,048	—		—
Net income	—	1,038		1,002
Income taxes	335	328		203
Gross interest expense
Interest on long-term debt	442	442		474
Interest on short-term obligations and other	29	Excluded	(1)	Excluded	(1)
Loss on redemption of debt	52	52		99
Interest accretion on asset retirement obligations	4	n/a		n/a
Numerator	1,916	1,860		1,778
Denominator — Gross interest expense	527	494		573
Ratio (times)	3.6	3.8		3.1

(1)             Interest on short-term obligations and other was $21 million in 2010 and $9 million in 2009.

EBITDA — excluding restructuring costs is defined as EBITDA (described in Section 11.1), adding back restructuring costs of $74 million in 2010 and $190 million in 2009. This measure is used in the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is calculated on a 12-month trailing basis and defined as EBITDA excluding restructuring costs, divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below). The measurement of net debt is currently unaffected by the changeover to IFRS.

Calculation of Net debt

	Unaudited pro forma IFRS-IASB		As currently reported
As at ($ millions)	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2010	Dec. 31, 2009
Long-term debt including current portion	6,056	6,172	6,056	6,172
Debt issuance costs netted against long-term debt	28	30	28	30
Derivative liability	404	721	404	721
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(2)	(70)	(2)	(70)
Cash and temporary investments	(17)	(41)	(17)	(41)
Proceeds from securitized accounts receivable derecognized in accounts receivable	n/a	n/a	400	500
Short-term borrowings (proceeds from securitized accounts receivable)	400	500	n/a	n/a
Net debt	6,869	7,312	6,869	7,312

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S.$741 million debenture as at December 31, 2010 (U.S.$1,348 million at December 31, 2009) that matures June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar debt and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA — excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the years ended December 31, 2010 and 2009 are equivalent to Financing costs reported for those periods, as currently reported and for unaudited pro forma IFRS-IASB results.

Total capitalization — book value is calculated as Net debt plus Owners’ equity, excluding accumulated other comprehensive income or loss. The transition to IFRS results in differences in Owners’ equity from the amounts currently reported.

Calculation of total capitalization

	Unaudited pro forma IFRS-IASB		As currently reported
As at ($ millions)	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2010	Dec. 31, 2009
Net debt	6,869	7,312	6,869	7,312
Owners’ equity
Common Share and Non-Voting Share equity	7,759	7,334	8,179	7,554
Add back Accumulated other comprehensive loss	213	53	18	72
Non-controlling interests	22	21	22	21
Total capitalization — book value	14,863	14,720	15,088	14,959